As filed with the Securities and Exchange Commission on August 26, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CIVITAS THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	27-1482814
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

190 Everett Avenue

Chelsea, MA 02150

(617) 660-4110

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Iwicki

President and Chief Executive Officer

190 Everett Avenue

Chelsea, MA 02150

(617) 660-4110

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Marc Rubenstein, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	Copies to: Bryan Stuart Chief Business Officer Civitas Therapeutics, Inc. 190 Everett Avenue Chelsea, MA 02150 (617) 660-4110	Deanna L. Kirkpatrick, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Stock, $0.001 par value per share	$86,250,000	$11,109

(1)	Includes offering price of additional shares that the underwriters have the option to purchase. Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 26, 2014

Prospectus

                 Shares

Common Stock

This is an initial public offering of common shares by Civitas Therapeutics, Inc. Civitas is selling              shares of common stock. The estimated initial public offering price is between $             and $             per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “CVTS.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Civitas, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting” on page 137.

Civitas has granted the underwriters an option for a period of 30 days to purchase up to             additional common shares. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

Investing in our common stock involves risks. See “Risk factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about             , 2014.

J.P. Morgan	BofA Merrill Lynch

Cowen and Company	Oppenheimer & Co.

                    , 2014

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We and the underwriters have not authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. The trademarks that we own include Civitas®. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations,” before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Civitas,” “the Company,” “we,” “us” and “our” refer to Civitas Therapeutics, Inc.

Overview

We are a biopharmaceutical company focused on developing and commercializing transformative therapeutics using our proprietary ARCUS technology, with an initial focus on treating debilitating OFF episodes, the unpredictable re-emergence of symptoms, in patients with Parkinson’s disease, or PD. We recently completed a Phase 2b clinical trial for our lead product candidate, CVT-301, demonstrating the ability to rapidly and predictably treat OFF episodes as they occur. PD is a progressive neurodegenerative disorder resulting from the gradual loss of certain neurons responsible for producing dopamine. It is characterized by symptoms including tremor at rest, rigidity and impaired movement. The standard of care for the treatment of symptoms of PD remains oral levodopa, or L-dopa, a drug approved over 40 years ago. While oral L-dopa is efficacious, there are significant challenges for physicians in creating a dosing regimen of oral L-dopa that consistently maintains L-dopa levels within a patient’s therapeutic range due both to the inherent nature of the L-dopa chemical structure as well as the physiologic manifestations of the disease in patients. This results in wide variability in the timing and amount of L-dopa absorption into the bloodstream, leading to episodes of unexpected and rapid return of PD symptoms, such as tremor at rest, rigidity and impaired movement. The unpredictable re-emergence of PD symptoms, or a period during which a patient’s oral L-dopa therapy is not adequately addressing their symptoms, is referred to as an OFF episode. CVT-301 is comprised of proprietary formulated dry powder capsules containing L-dopa, which are administered through a proprietary, easy to use, pocket-size, reusable inhaler. CVT-301 is being developed as a self-administered, adjunctive, as needed, inhaled L-dopa therapy for OFF episodes, providing rapid delivery of L-dopa to the brain to be used in conjunction with, but not as a substitute for, a patient’s individually optimized oral L-dopa regimen. We expect to initiate our pivotal Phase 3 clinical trial for CVT-301 by early 2015. Based on our discussions to date with the United States Food and Drug Administration, or FDA, we believe that CVT-301 will qualify for review through the 505(b)(2) pathway, which would allow for an abbreviated pathway to approval in the United States.

Over one million people in the United States and between seven and 10 million people worldwide suffer from PD. The majority of PD patients experience OFF episodes, which increase in frequency and severity during the course of their disease. OFF episodes are considered one of the greatest unmet medical needs facing PD patients as they often result in patients’ inability to perform simple daily tasks such as eating, bathing and dressing. As the disease progresses, patients are often forced to leave the workforce early and become increasingly dependent on care-givers.

We have shown that CVT-301 is easy for PD patients to use. Over the course of our clinical trials, PD patients have successfully self-administered drug or placebo contained in approximately 11,100 capsules during approximately 4,500 OFF episodes, taking, on average, 30 seconds per capsule. In our recently completed Phase 2b take-home clinical trial, we met our primary endpoint with statistical significance demonstrating that CVT-301 provides patients with a rapid, clinically important improvement in motor function. Patients treated an average of two OFF episodes per day in this trial, and CVT-301 provided onset of action within 10 minutes with durable effects lasting for the entire 60 minutes measured in the trial and was safe and well tolerated.

Pulmonary administration of drugs provides an efficient and rapid path for systemic delivery via the bloodstream as well as local delivery to the lung due to the large, highly vascularized surface of the lung. Inhaled therapies have traditionally relied on small, dense particle aerosols requiring significant energy for dispersion, limiting dosing for breath-actuated inhalers to microgram or single digit milligram, or mg, quantities. Our proprietary ARCUS technology uniquely enables the delivery of precise doses of dry powder drug product of over 50 mg per inhalation utilizing a pocket-size breath-actuated inhaler. This is achieved by formulating active drug into large, porous particles. The large particle size enables powders to be dispersed at much lower energies while the porous nature allows the particles to retain the optimal aerodynamic size for effective lung delivery. A consistent dose is delivered using a patient’s natural inhalation. Our ARCUS technology allows us to administer large therapeutic doses via pulmonary administration, which we believe presents a highly compelling opportunity to effectively treat many diseases. In addition to CVT-301, we are exploring opportunities for other proprietary products in which inhaled delivery using our ARCUS technology can provide a transformative therapeutic benefit to patients.

We have a robust portfolio of over 100 issued patents relating to CVT-301 and our ARCUS technology which covers, among other things, important aspects of the formulated drug product, the inhaler, the method of delivery of drug and the manufacturing processes for CVT-301. We retain global commercial rights to CVT-301. We expect to commercialize CVT-301 ourselves in the United States and anticipate that a targeted sales effort of approximately 85 to 100 sales representatives that we believe will enable us to effectively market CVT-301 in the United States primarily to high-prescribing neurologists. We may choose to partner with companies that have the necessary expertise to develop and commercialize CVT-301 in ex-U.S. markets.

Civitas was founded in 2009. Our ARCUS technology was acquired from the pulmonary delivery division of Alkermes, Inc., or Alkermes. CVT-301 drug product and other ARCUS products will be manufactured in our state-of-the-art, 90,000 square foot facility located in Chelsea, Massachusetts. The facility was built by Alkermes in 2002 specifically for the commercial-scale manufacture of dry powder ARCUS-based products. Over the course of a prior collaboration between Alkermes and Eli Lilly to produce inhaled insulin, over 36 million capsules of ARCUS-formulated insulin were filled and over one million doses delivered in clinical trials. Eli Lilly and Alkermes ended their collaboration in 2008, following which Alkermes made the decision to deprioritize pulmonary delivery. We have produced human doses of CVT-301 compliant with good manufacturing practices, or GMP, for Phase 1 and Phase 2 clinical trials, and are now producing GMP-quality CVT-301 powder for our pivotal Phase 3 clinical trial. The facility has capacity to enable us to meet anticipated commercial needs of CVT-301 and additional products.

Our strategy

Our vision is to build a biopharmaceutical company focused on developing and commercializing transformative therapeutics using our proprietary ARCUS technology, with an initial focus on treating debilitating OFF episodes in patients with PD. Key elements of our strategy include:

•	rapidly advance development of and seek regulatory approval for CVT-301 for the treatment of the unexpected and debilitating OFF episodes experienced by PD patients;

•	build our organizational infrastructure to commercialize CVT-301 in the United States;

•	advance the development and commercialization of CVT-301 outside the United States;

•	utilize in-house commercial-scale manufacturing capabilities to ensure reliable product supply; and

•	leverage our validated technology and approach to advance additional ARCUS-based products into clinical development.

Risk factors

An investment in our common stock involves numerous risks. Any of the factors set forth under “Risk factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk factors” in deciding whether to invest in our common stock. Among these important risks are the following:

•	We have incurred net losses of $81.0 million from our inception to June 30, 2014 and anticipate that we will continue to incur substantial operating losses for the foreseeable future. We may never achieve or sustain profitability. As of June 30, 2014, we had a deficit accumulated during the development stage of $89.3 million.

•	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our development or commercialization efforts of our inhaled therapeutic candidates.

•	If our inhaled therapeutic candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities, we may incur additional costs or experience delays in completing, or ultimately be unable to obtain regulatory approval for our inhaled therapeutic candidates.

•	If our inhaled therapeutic candidates are approved, our future commercial success will depend upon attaining significant market acceptance among physicians, patients and health care payors and, if we fail to do so, our business will be materially harmed.

•	We may not be able to manufacture our inhaled therapeutic candidates in quantities sufficient for our clinical trials and/or any commercial launch of our product candidates. If we fail to meet deadlines or perform in an unsatisfactory manner our business could be harmed.

•	If we are unable to obtain or protect our intellectual property rights, including proprietary information and trade secrets, related to our inhaled therapeutic candidates, we may not be able to prevent competitors with the same or similar inhaled therapeutics from entering our markets.

•	If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our inhaled therapeutics, conduct our clinical trials and commercialize our inhaled therapeutic candidates.

Implications of being an emerging growth company

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•	reduced disclosure of financial information in this prospectus, including only two years of audited financial information and two years of selected financial information.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues as of the end of any fiscal year, if we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

The JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision, and this decision is irrevocable.

Corporate information

We were incorporated in the state of Delaware in June 2009 as Corregidor Therapeutics, Inc., and we subsequently changed our name to Civitas Therapeutics, Inc. Our principal executive offices are located at 190 Everett Avenue, Chelsea, Massachusetts 02150, and our telephone number is (617) 660-4110. Our Internet website is www.civitastherapeutics.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares

Option to purchase additional shares	The underwriters have an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds	The net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering as follows: (1) approximately $ million to fund the continued development of CVT-301, including our Phase 3 clinical trials, (2) approximately $ million to manufacture clinical supplies of CVT-301, (3) approximately $ million to fund other early stage pipeline development programs, and (4) the remainder for working capital and other general corporate purposes, including funding the costs of operating as a public company. See “Use of proceeds.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed NASDAQ Global Market symbol	“CVTS”

The number of shares of common stock to be outstanding after this offering is based on 81,410,487 shares of common stock outstanding as of August 22, 2014 and excludes the following:

•	14,393,818 shares of common stock issuable upon exercise of stock options outstanding as of August 22, 2014 at a weighted-average exercise price of $0.78 per share;

•	106,383 shares of common stock issuable upon exercise of outstanding warrants as of August 22, 2014 at a weighted-average exercise price of $1.41 per share;

•	shares of common stock reserved for future issuance under the Civitas Therapeutics, Inc. 2014 Equity Incentive Plan, or the 2014 Equity Plan; and

•	shares of common stock reserved for issuance under our Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws, which will occur upon the closing of this offering;

•	a 1-for- reverse split of our common stock and preferred stock effected on , 2014;

•	the conversion of all outstanding shares of our preferred stock into 74,354,904 shares of our common stock upon the closing of this offering;

•	the conversion of outstanding warrants exercisable for 106,383 shares of our preferred stock into warrants exercisable for 106,383 shares of our common stock upon the closing of this offering;

•	no issuance or exercise of stock options or warrants on or after August 22, 2014; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering.

SUMMARY FINANCIAL DATA

The following summary financial data for the years ended December 31, 2012 and 2013 are derived from our audited financial statements included elsewhere in this prospectus. The summary financial data for the six months ended June 30, 2013 and 2014 and for the period from June 17, 2009 (Inception) to June 30, 2014 and the balance sheet data as of June 30, 2014 are derived from our unaudited financial statements included elsewhere in this prospectus. In our opinion, the unaudited financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. You should read this data together with our audited financial statements and related notes included elsewhere in this prospectus and the information under the captions “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations.” Our historical results are not necessarily indicative of our future results, and our operating results for the six-month period ended June 30, 2014 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2014 or any other interim periods or any future year or periods. The summary financial data in this section are not intended to replace our audited and unaudited financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Six Months Ended June 30,		Period from June 17, 2009 (Inception) to June 30, 2014
(in thousands, except share and per share data)	2012	2013	2013	2014
Statements of operations data:
Service revenue	$535	$53	$53	$—	$1,043
Operating expenses:
Research and development	9,272	15,526	6,656	9,295	40,565
General and administrative	2,538	4,812	1,796	4,481	14,240
Re-measurement of contingent consideration	4,998	5,255	599	8,955	23,431
Amortization of purchased intangible assets	224	193	96	96	740

Total operating expenses	17,032	25,786	9,147	22,827	78,976

Loss from operations	(16,497)	(25,733)	(9,094)	(22,827)	(77,933)

Other income (expense), net	(50)	(2,665)	(1,578)	(235)	(2,949)

Loss before provision for income taxes	(16,547)	(28,398)	(10,672)	(23,062)	(80,882)
Provision for income taxes	49	49	25	25	142

Net loss	$(16,596)	$(28,447)	$(10,697)	$(23,087)	$(81,024)

Net loss attributable to common stockholders — basic and diluted	$(18,982)	$(31,867)	$(11,855)	$(25,873)	$(90,850)

Net loss per share applicable to common stockholders — basic and diluted	$(5.39)	$(6.64)	$(2.74)	$(4.26)	$(34.37)

Weighted-average number of common shares used in computing net loss per share applicable to common stockholders — basic and diluted	3,521,134	4,799,832	4,328,007	6,071,222	2,643,342

Pro forma net loss per share applicable to common stockholders — basic and diluted (unaudited)		$(0.66)		$(0.36)

Pro forma weighted-average number of common shares used in computing net loss per share applicable to common stockholders — basic and diluted (unaudited)		42,806,119		63,426,126

The table below presents our balance sheet data at June 30, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the issuance of 17,000,000 shares of Series C Preferred Stock in August 2014 and our receipt of the proceeds therefrom;

•	the conversion of all outstanding shares of our preferred stock, including the shares of our Series C Preferred Stock, into an aggregate of 74,354,904 shares of our common stock, which will occur upon the closing of this offering;

•	the conversion of outstanding warrants exercisable for 106,383 shares of our preferred stock into warrants exercisable for 106,383 shares of our common stock, which will occur upon the closing of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws, which will occur upon the closing of this offering; and

•	on a pro forma as adjusted basis to give further effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2014
(in thousands)	Actual	Pro forma	Pro forma as adjusted(1)
Balance sheet data:
Cash and cash equivalents	$13,906	$69,156
Total assets	29,263	84,513
Total liabilities	40,208	40,006
Series A Preferred Stock	35,220	—
Series B Preferred Stock	43,178	—
Series C Preferred Stock	—	—
Common stock	6	81
Additional paid-in capital	—	125,450
Deficit accumulated during the development stage	(89,349)	(81,024)
Total stockholders’ (deficit) equity	(89,343)	44,507

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted additional paid-in capital, stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted additional paid-in capital, stockholders’ equity and total capitalization by approximately $ million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same.

RISK FACTORS

Investing in our common stock involves numerous risks. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks related to our financial position and need for additional capital

We have incurred net losses since our inception and anticipate that we will continue to incur substantial operating losses for the foreseeable future. We may never achieve or sustain profitability.

We have incurred net losses during each fiscal period since our inception. Our net loss was $28.4 million for the year ended December 31, 2013 and $23.1 million for the six months ended June 30, 2014. As of June 30, 2014, we had a deficit accumulated during the development stage of $89.3 million. We do not know when or whether we will become profitable. To date, we have not commercialized any products or generated any revenues from the sale of products, and we do not expect to generate any product revenues in the foreseeable future. Our losses have resulted principally from costs incurred in our discovery and development activities. Our net losses may fluctuate significantly from quarter to quarter and year to year.

We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through grants from charitable foundations. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants. We have not completed pivotal clinical trials for any product candidate and it will be several years, if ever, before we have a product candidate ready for commercialization. Even if we obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our product candidates in those markets.

We expect to continue to incur significant expenses and increasing net losses for at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

•	conduct our Phase 3 clinical trials for CVT-301;

•	continue to invest in manufacturing capabilities for our Phase 3 clinical trials and potential commercial launch of CVT-301;

•	seek regulatory approval for CVT-301;

•	add personnel to support our product development and commercialization efforts;

•	continue our research and development efforts for new product opportunities; and

•	operate as a public company.

If we are required by the FDA, or any equivalent foreign regulatory authority to perform clinical trials or studies in addition to those we currently expect to conduct, or if there are any delays in completing the clinical trials of CVT-301, our expenses could increase.

To become and remain profitable, we must succeed in developing our inhaled therapeutic candidates, obtaining regulatory approval for them, and manufacturing, marketing and selling those products for which we may obtain regulatory approval. We may not succeed in these activities, and we may never generate revenue from product sales that is significant enough to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other inhaled therapeutic candidates or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

Our cash and cash equivalents were $13.9 million as of June 30, 2014, and we received an additional $55.3 million in cash proceeds from our Series C Preferred Stock financing that we completed in August 2014. We believe that we will continue to expend substantial resources for the foreseeable future developing CVT-301 and new inhaled therapeutic candidates. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, potentially obtaining regulatory approvals and manufacturing products, as well as marketing and selling products approved for sale, if any, and potentially acquiring new technologies. In addition, other unanticipated costs may arise. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our inhaled therapeutic candidates. Our costs will increase if we suffer any delays in our Phase 3 clinical trials for CVT-301, including delays in enrollment of patients. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, hiring additional personnel and expanding our facilities.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing CVT-301 and our other potential inhaled therapeutic candidates and conducting preclinical studies and clinical trials;

•	the timing of, and the costs involved in, obtaining regulatory approvals for CVT-301 and our other potential inhaled therapeutic candidates if clinical trials are successful;

•	the cost of commercialization activities for CVT-301 and our other potential inhaled therapeutic candidates, if any of these inhaled therapeutic candidates are approved for sale, including marketing, sales and distribution costs;

•	the cost of manufacturing CVT-301 and our other potential inhaled therapeutic candidates for clinical trials in preparation for regulatory approval and in preparation for commercialization;

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation; and

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any.

Based on our current operating plan, we believe that the net proceeds we receive from this offering, together with our existing cash and cash equivalents and the $55.3 million in cash proceeds from our Series C Preferred Stock financing that we completed in August 2014, will be sufficient to fund our projected operating requirements into the second half of 2016 and completion of our pivotal Phase 3 clinical trial for CVT-301. However, our operating plan may change as a result of many factors currently unknown to us. As a result of these factors, we may need additional funds sooner than planned. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other development activities for one or more of our inhaled therapeutic candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our inhaled therapeutic candidates.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or inhaled therapeutics on unfavorable terms to us.

We may seek additional capital through a variety of means, including through private and public equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a stockholder. In addition, if we make an additional draw under our senior secured credit facility, we will be required to issue additional warrants. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring additional debt, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. If we raise additional funds through strategic partnerships with third parties, we may have to relinquish valuable rights to our technologies or inhaled therapeutic candidates, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts for CVT-301 or any other inhaled therapeutic candidates, or grant rights to develop and market inhaled therapeutic candidates that we would otherwise prefer to develop and market ourselves.

Risks related to regulatory review and approval of our inhaled therapeutic candidates

Clinical failure may occur at any stage of clinical development, and we may never succeed in developing marketable products or generating product revenue.

Although the active ingredient in CVT-301, L-dopa, has been used safely as an oral therapeutic treatment for PD for a number of years, it has not previously been approved or demonstrated to be safe over an extended period of time as an inhaled therapeutic. Our early encouraging clinical results for CVT-301 are not necessarily predictive of the results of our ongoing or future clinical trials, including our pivotal Phase 3 clinical trial. Promising results in preclinical studies of a drug candidate may not be predictive of similar results in humans during clinical trials. Any Phase 3 or other clinical trials that we may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future clinical trials are inconclusive with respect to the efficacy of our inhaled therapeutic candidates or if we do not meet the clinical endpoints with statistical significance or if there are safety concerns associated with our inhaled therapeutic candidates, we may be prevented or delayed in obtaining marketing approval for our inhaled therapeutic candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants.

Alternatively, even if we obtain regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We may also be required to perform additional or unanticipated clinical trials to obtain approval or be subject to additional post-marketing testing requirements to maintain regulatory approval. In addition, regulatory authorities may withdraw their approval of a product or impose restrictions on its distribution, such as in the form of a modified Risk Evaluation and Mitigation Strategy, or REMS. The failure to obtain timely regulatory approval of product candidates, any product marketing limitations or a product withdrawal would negatively impact our business, results of operations and financial condition.

Delays in the commencement, enrollment or completion of clinical trials of our inhaled therapeutic candidates could result in increased costs to us as well as a delay or failure in obtaining regulatory approval, or prevent us from commercializing our inhaled therapeutic candidates on a timely basis, or at all.

We cannot guarantee that clinical trials, including those associated with our anticipated pivotal Phase 3 clinical trial for CVT-301, will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include:

•	delays by us in reaching a consensus with regulatory agencies on trial design;

•	delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;

•	delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

•	delays in recruiting suitable patients to participate in clinical trials;

•	imposition of a clinical hold by regulatory agencies for any reason, including safety concerns or after an inspection of clinical operations or trial sites;

•	failure by CROs, other third parties or us to adhere to clinical trial requirements;

•	failure to perform in accordance with the FDA’s good clinical practices, or GCP, or applicable regulatory guidelines in other countries;

•	delays in the testing, validation, manufacturing and delivery of the inhaled therapeutic candidates to the clinical sites;

•	delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;

•	clinical trial sites or patients dropping out of a trial;

•	occurrence of serious adverse events, or AEs, in clinical trials that are associated with the inhaled therapeutic candidates that are viewed to outweigh its potential benefits; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Delays, including delays caused by the above factors, can be costly and could negatively affect our ability to complete a clinical trial. If we are not able to successfully complete clinical trials, we will not be able to obtain regulatory approval and will not be able to commercialize our inhaled therapeutic candidates.

Clinical development, regulatory review and approval of the FDA and comparable foreign authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

Our inhaled therapeutic candidates will be subject to extensive governmental regulations relating to, among other things, development, clinical trials, manufacturing and commercialization. In order to obtain regulatory approval for the commercial sale of any inhaled therapeutic candidates, we must demonstrate through extensive preclinical studies and clinical trials that the inhaled therapeutic candidate is safe and effective for use in each target indication.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. In addition, we may gain regulatory approval for

CVT-301 or any other inhaled therapeutic candidate in some but not all of the territories available or some but not all of the target indications, resulting in limited commercial opportunity for the approved inhaled therapeutics.

Applications for our product candidates could be delayed or could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

•	the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, or biologics license application or other submission or to obtain regulatory approval in the United States or elsewhere;

•	the FDA may determine that we cannot rely on Section 505(b)(2) for any of our product candidates, in which case we may be required to conduct additional clinical trials, provide additional data and information and meet additional standards for product approval, resulting in increased time and financial resources required to obtain FDA approval for our product candidates;

•	the FDA may determine that we have identified the wrong Reference Listed Drug, or RLD, or RLDs or that approval of a Section 505(b)(2) application for any of our product candidates is blocked by patent or non-patent exclusivity of the RLD or RLDs;

•	the FDA may require us to conduct additional clinical trials depending on the safety data from our planned future clinical trials, including our planned pivotal Phase 3 clinical trial for CVT-301;

•	we may be unable to demonstrate to the FDA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

•	we or any third-party service providers may be unable to demonstrate compliance with GMP to the satisfaction of the FDA or comparable foreign regulatory authorities which could result in delays in regulatory approval or require us to withdraw or recall products and interrupt commercial supply of our products; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

We currently have only one inhaled therapeutic candidate, CVT-301, in clinical trials and are substantially dependent on this single product candidate. A failure of this product candidate in clinical development would adversely affect our business and may require us to discontinue development of other inhaled therapeutic candidates based on the same technology.

CVT-301 is our only clinical-stage development product candidate. While we have certain pre-clinical programs in development and intend to develop other product candidates, it will take several years and substantial additional investment for such programs to reach the same stage of development as CVT-301. If we were required to discontinue development of CVT-301 or if CVT-301 does not receive regulatory approval or fails to achieve sufficient market acceptance, we would be delayed by many years in our ability to achieve profitability, if ever. In addition, since we anticipate that all of our inhaled therapeutic candidates will be based on the same ARCUS technology, if CVT-301 fails in development as a result of any underlying problem with the ARCUS technology, then we may be required to discontinue development of all inhaled therapeutic candidates that are based on the same technology. In such event, our business will be adversely affected.

If we fail to obtain regulatory approval in jurisdictions outside the United States, we will not be able to market our products in those jurisdictions.

We intend to market our inhaled therapeutic candidates, including CVT-301, if approved, in international markets either directly or through partnerships. Such marketing will require separate regulatory approvals in each market and compliance with numerous and varying regulatory requirements. The approval procedures vary from country to country and may require additional testing that we are not required to perform to obtain regulatory approval in the United States. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. In addition, in many countries outside the United States, an inhaled therapeutic must be approved for reimbursement before it can be approved for sale in that country. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. If we or any future partner are unable to obtain regulatory approval for CVT-301 in one or more significant foreign jurisdictions, then the commercial opportunity for CVT-301, and our financial condition, will be adversely affected.

Even if we receive regulatory approval for our inhaled therapeutic candidates, such products will be subject to ongoing regulatory review, which may result in significant additional expense. Additionally, our inhaled therapeutic candidates, if approved, could be subject to labeling and other restrictions, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our inhaled therapeutic candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor safety and efficacy. In addition, if the FDA approves any of our inhaled therapeutic candidates, the manufacturing processes, labeling, packaging, distribution, AE reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with current good manufacturing practice and GCP, for any clinical trials that we conduct post-approval.

Later discovery of previously unknown problems with an approved inhaled therapeutic, including AEs of unanticipated severity or frequency, or with manufacturing operations or processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters, or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our inhaled therapeutic candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or not able to maintain regulatory compliance, we may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Our inhaled therapeutics may cause undesirable side effects or have other properties that delay or prevent their regulatory approval or limit their commercial potential.

Undesirable side effects caused by our inhaled therapeutics could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities and potential product liability claims. Serious AEs deemed to be caused by our inhaled therapeutics could have a material adverse effect on the development of our inhaled therapeutic candidates and our business as a whole. The most common AEs to date in the clinical trials evaluating the safety and efficacy of CVT-301 have been dizziness and headache, which were observed with similar frequency in CVT-301 and placebo treated patients, and cough, which was observed infrequently. Our understanding of the relationship between CVT-301 and these events may change as we gather more information, and additional unexpected AEs may occur. In addition, although L-dopa has been in use for over 40 years, the long-term impact of using L-dopa as an inhaled therapeutic is not well understood.

If we or others identify undesirable side effects caused by our inhaled therapeutic candidates either before or after receipt of marketing approval, a number of potentially significant negative consequences could result, including:

•	our clinical trials may be put on hold;

•	we may be unable to obtain regulatory approval for our inhaled therapeutic candidates;

•	regulatory authorities may withdraw approvals of our inhaled therapeutic candidates;

•	regulatory authorities may require additional warnings on the label;

•	a medication guide outlining the risks of such side effects for distribution to patients may be required;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our inhaled therapeutics and could substantially increase commercialization costs.

Risks related to our manufacturing facility and our reliance on third parties

We have limited experience manufacturing our inhaled therapeutic candidates at a commercial scale. We may not be able to manufacture our inhaled therapeutic candidates in quantities sufficient for commercial launch of our product candidates, if our product candidates are approved, or for any future commercial demand for our product candidates.

Although we have manufactured clinical quantities of CVT-301 in our manufacturing facility and relatively large clinical quantities of other products have been manufactured in our facility, we have only limited experience in manufacturing commercial quantities of our product candidates. If CVT-301 is approved for commercialization and marketing, we may be required to manufacture the product in large quantities to meet demand. Producing product in commercial quantities requires developing and adhering to complex manufacturing processes that are different from the manufacture of a product in smaller quantities for clinical trials, including adherence to regulatory standards. Although we believe that we have developed processes and protocols that will enable us to manufacture commercial-scale quantities of product at acceptable costs, we cannot provide assurance that such processes and protocols will enable us to manufacture CVT-301 in quantities that may be required for commercialization of the product with yields and at costs that will be commercially attractive. If we are unable to establish or maintain commercial manufacture of the product or are unable to do so at costs that we currently anticipate, our business will be adversely affected.

If we are unable to use our manufacturing facility for any reason, we would be unable to manufacture clinical supply and, if approved, commercial quantities of our inhaled therapeutic candidates for a substantial amount of time, which would harm our business.

We currently manufacture all clinical supply of CVT-301 at our own manufacturing facility that we have subleased under an operating lease that expires December 31, 2015, which we may extend for two five-year terms. Other than in connection with the option described below, this is a non-cancelable lease. Under an Asset Purchase and License Agreement with Alkermes, or the Alkermes Agreement, we have the option to purchase the current commercial-scale manufacturing equipment from Alkermes for $30.0 million upon the earlier of (i) the assignment of the Alkermes Agreement to an acquiror of us, (ii) a certain number of years after the manufacture of an ARCUS product intended for sale by us or an affiliate or (iii) the manufacture of an ARCUS product intended for sale by a collaboration partner. In the event we do not exercise the option, Alkermes has the right to terminate our sublease with them. We intend to manufacture all commercial supplies of CVT-301, if approved for commercial sale, as well as supplies of all additional inhaled therapeutic candidates that we may develop, in our manufacturing facility. If we were to lose the use of our facility or equipment, our manufacturing facility and manufacturing equipment would be difficult to replace and could require substantial replacement lead-time and substantial additional funds. Our facility may be affected by natural disasters, such as floods or fire, or we may lose the use of our facility due to manufacturing issues that arise at our facility, such as contamination or regulatory concerns following a regulatory inspection of our facility. We do not currently have back-up capacity and there is only limited third-party manufacturing capacity that would be available to manufacture our products. In the event of a loss of the use of all or a portion of our facility or equipment for the reasons stated above or any other reason, we would be unable to manufacture any of our inhaled therapeutic candidates until such time as our facility could be repaired, rebuilt or we are able to address other manufacturing issues at our facility. Although we currently maintain global property insurance with personal property limits of $20.0 million and business interruption insurance coverage of $8.5 million for damage to our property and the disruption of our business from fire and other casualties, such insurance may not cover all occurrences of manufacturing disruption or be sufficient to cover all of our potential losses in the event of occurrences that are covered and may not continue to be available to us on acceptable terms, or at all.

We intend to rely on third-party manufacturers to make the inhaler and to supply the active pharmaceutical ingredient in CVT-301, and any failure by a third-party manufacturer or supplier may delay or impair our ability to complete clinical trials or commercialize CVT-301.

We have manufactured the capsules containing formulized L-dopa for our preclinical studies, Phase 1 clinical trials and Phase 2 clinical trials of CVT-301 in our own manufacturing facility and expect to continue to do so for our pivotal Phase 3 clinical trial. We have relied, and we expect to continue to rely, on third-party plastic molding manufacturers for production of our inhalers and third-party suppliers of L-dopa, the active pharmaceutical ingredient in CVT-301. Our reliance on third parties for the manufacture of inhalers increases the risk that we will not have sufficient quantities of our inhalers or will not be able to obtain such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. We have recently ordered enough inhalers to complete our pivotal Phase 3 clinical trial. If our third-party plastic molding manufacturer fails to supply the inhalers and we need to enter into alternative arrangements with a different supplier, it could delay our product development activities, as we would have to revalidate the molding and assembly processes pursuant to FDA requirements. If this failure of supply were to occur after we received approval for and commenced commercialization of CVT-301, we might be unable to meet the demand for this product and our business could be adversely affected. In addition, because we do not have any control over the process or timing of the supply of the active pharmaceutical ingredient, there is greater risk that we will not have sufficient quantities of the active pharmaceutical ingredient at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

Our third-party manufacturers and suppliers may be subject to FDA inspection from time to time. Failure by our third-party manufacturers to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidates may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. Based on the severity of the regulatory action, our clinical or commercial supply of plastic molds and other services could be interrupted or limited, which could have a material adverse effect on our business.

We rely on third parties to conduct preclinical studies and clinical trials for CVT-301, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for CVT-301 or any other inhaled therapeutic candidates that we may develop in the future.

We have designed the clinical trials for CVT-301 and intend to do so for any future unpartnered inhaled therapeutic candidates that we may develop. However, we rely on CROs and other third parties to assist in managing, monitoring and otherwise carrying out many of these trials. We compete with many other companies for the resources of these third parties. The third parties on whom we rely generally may terminate their engagements at any time, and having to enter into alternative arrangements would delay development and commercialization of our inhaled therapeutic candidates.

The FDA and comparable foreign regulatory authorities require compliance with regulations and standards, including GCP, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Although we rely on third parties to conduct many of our clinical trials, they are not our employees, and we are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan, protocol and other requirements. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities.

If these third parties do not successfully carry out their duties under their agreements, if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to clinical trial protocols or to regulatory requirements, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, the clinical trials of our inhaled therapeutic candidates may not meet regulatory requirements. If clinical trials do not meet regulatory requirements or if these third parties need to be replaced, preclinical development activities or clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain regulatory approval of our inhaled therapeutic candidates on a timely basis or at all.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize products, negatively impacting our operating results.

We continue to strategically evaluate and, as deemed appropriate, we expect to enter into partnerships in the future when strategically attractive, including potentially with major biotechnology or pharmaceutical companies. In particular, we may enter into one or more partnerships for the development and commercialization of CVT-301 in Europe or other countries outside of the United States. We face significant competition in seeking appropriate partners for our inhaled therapeutic candidates, and the negotiation process is time-consuming and complex. In order for us to successfully partner our inhaled therapeutic candidates, potential partners must view these inhaled therapeutic candidates as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of an inhaled therapeutic is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements related to our inhaled therapeutic candidates could delay the development and commercialization of such candidates and reduce their competitiveness even if they reach the market.

If we fail to establish and maintain strategic partnerships related to our inhaled therapeutic candidates, we will bear all of the risk and costs related to the development of any such inhaled therapeutic candidate, and we may need to seek additional financing, hire additional employees and otherwise develop expertise, such as regulatory expertise, for which we have not budgeted. This could negatively affect the development of any unpartnered inhaled therapeutic candidate.

Risks related to commercialization of our inhaled therapeutic candidates

Our future commercial success depends upon attaining significant market acceptance of our inhaled therapeutic candidates, if approved, among physicians, patients and health care payors.

Even if we obtain regulatory approval for CVT-301 or any other inhaled therapeutics that we may develop or acquire in the future, the product candidate may not gain market acceptance among physicians, health care payors, patients and the medical community. Market acceptance of any approved products depends on a number of factors, including:

•	the efficacy and safety of the product, as demonstrated in clinical trials;

•	the indications for which the product is approved and the label approved by regulatory authorities for use with the product, including any warnings that may be required on the label;

•	acceptance by physicians and patients of the product as a safe and effective treatment;

•	the cost, safety and efficacy of treatment in relation to alternative treatments;

•	the availability of adequate reimbursement and pricing by third-party payors and government authorities;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse side effects; and

•	the effectiveness of our sales and marketing efforts.

Market acceptance is critical to our ability to generate significant revenue and become profitable. Any therapeutic candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant revenue and our business would suffer.

The market for our product candidate may not be as large as we expect.

Our estimates of the potential market opportunity for CVT-301 include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. These assumptions include the prevalence and growth of PD, the percentage of patients receiving L-dopa as part of their treatment regimen and the percentage of these patients experiencing OFF episodes. While we believe that our internal assumptions are reasonable, if any of these assumptions proves to be inaccurate, then the actual market for CVT-301 could be smaller than our estimates of our potential market opportunity. If the actual market for CVT-301 is smaller than we expect, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

In addition, we anticipate that the label may include certain limitations on the patients and uses of CVT-301. For example, CVT-301 may not be appropriate for use by patients with pre-existing conditions that restrict the use of inhaled therapeutics, such as asthmatics and smokers. Further, we are not developing and testing CVT-301 to address OFF episodes upon waking, also known as early morning OFFs, and may not do so. If we do not develop CVT-301 to address these early morning OFFs, we may not receive approval to market CVT-301 for these early morning OFFs. As a result, even if we attain market acceptance among physicians, health care payors, patients and the medical community for approved uses of CVT-301, we would not be able to market or promote this product candidate for early morning OFFs and may not generate any revenue from sales of CVT-301 to address early morning OFFs.

If we are unable to establish sales, marketing and distribution capabilities, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish a sales and marketing organization.

In the future, we expect to build a focused sales and marketing infrastructure to market CVT-301 and, potentially, other product candidates in the United States, if and when they are approved. There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians;

•	the lack of adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities and enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market, sell and distribute any products that we develop ourselves.

In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates outside of the United States or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Reimbursement may be limited or unavailable in certain market segments for our inhaled therapeutic candidates, which could make it difficult for us to sell our products profitably.

In both domestic and foreign markets, sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of our products will be covered by third-party payors, such as government health programs, commercial insurance and managed health care organizations. These third party payors decide which drugs will be covered and establish reimbursement levels for those drugs. The containment of health care costs has become a priority of foreign and domestic governments as well as private third party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. Cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower than anticipated product revenues.

Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Adverse pricing limitations may hinder our ability to recoup our investment in CVT-301 or any future product candidates, even if such product candidates obtain marketing approval.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor. Further, there is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drugs, including those with novel formulations such as CVT-301. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any of our inhaled therapeutic candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products. In addition, in the United States, third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drugs. As a result, significant uncertainty exists as to whether and how much third-party payors will reimburse patients for their use of newly approved drugs, which in turn will put pressure on the pricing of drugs.

Price controls may be imposed in foreign markets, which may adversely affect our future profitability.

In some countries, particularly member states of the European Union, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our inhaled therapeutic candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

The impact of recent health care reform legislation and other changes in the health care industry and in health care spending on us is currently unknown, and may adversely affect our business model.

Our revenue prospects could be affected by changes in health care spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to health care availability, the method of delivery or payment for health care products and services could negatively impact our business, operations and financial condition.

The United States and state governments continue to propose and pass legislation designed to reduce the cost of health care. In March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act, and the Health Care and Education Reconciliation Act which includes changes to the coverage and reimbursement of drug products under government health care programs such as:

•	increasing drug rebates under state Medicaid programs for brand name prescription drugs and extending those rebates to Medicaid managed care;

•	extending discounted rates on drug products available under the Public Health Service pharmaceutical pricing program to additional hospitals and other providers;

•	assessing a fee on manufacturers and importers of brand name prescription drugs reimbursed under certain government programs, including Medicare and Medicaid; and

•	requiring drug manufacturers to provide a 50% discount on Medicare Part D brand name prescription drugs sold to Medicare beneficiaries whose prescription drug costs cause the beneficiaries to be subject to the Medicare Part D coverage gap (i.e., the so-called “donut hole”).

It is likely that federal and state legislatures within the United States and foreign governments will continue to consider changes to existing health care legislation. We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care services to contain or reduce costs of health care may adversely affect:

•	the demand for any products for which we may obtain regulatory approval;

•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenues and achieve or maintain profitability; and

•	the level of taxes that we are required to pay.

In addition, other legislative changes have been proposed and adopted since the 2010 health care reform legislation. The Budget Control Act of 2011, as amended, or the Budget Control Act, includes provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013. Recent legislation extends reductions through 2023. Any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, and/or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

The development and commercialization of new drug products is highly competitive. Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of our inhaled therapeutic candidates. Inhaled therapeutics that we commercialize on or own or with our strategic partners may compete with existing, market-leading products.

We believe that the main competitors for CVT-301 are therapies that can limit the occurrence of OFF episodes and other therapies for the on-demand treatment of OFF episodes. These therapies include both pharmacotherapies and invasive therapies for advanced patients such as deep brain stimulation that may be used in less advanced PD patients. Pharmacotherapies that can maintain consistent plasma concentration of L-dopa over extended durations could reduce the occurrence of motor fluctuations and thus reduce the need for on-demand treatments for OFF episodes such as CVT-301. Approaches to achieve consistent L-dopa plasma concentrations include new formulations of LD/CD, a combination of L-dopa and an inhibitor of DOPA decarboxylase (an enzyme found throughout the body) referred to as carbidopa, such as extended-release and intestinal infusions, and therapies that prolong the effect of L-dopa. Extended-release formulations of oral and patch LD/CD are being developed by groups including Impax Laboratories, Inc., Depomed Inc. and Neuroderm Ltd. A continuous administration of a gel-containing L-dopa through a tube that is surgically implanted into the intestine is being developed by AbbVie Inc. This therapy, known as Duodopa, is approved in the EU and AbbVie may gain approval in the United States and other countries. Additionally, new formulations of dopamine agonist therapies (such as pramipexole and rotigotine) may be developed that can further prolong the effect of LD/CD regimens and reduce the frequency of motor fluctuations.

If approved for the treatment of OFF episodes, CVT-301 would compete against on-demand therapies that aim to specifically address OFF episodes. At this time, Apokyn, an injectable formulation of apomorphine, is the only therapy approved for the treatment of OFF episodes. Apokyn was approved for this use in the United States in 2004 and in Europe in 1993. A sublingual, or under the tongue, formulation of apomorphine which is being developed by Cynapsus Therapeutics, Inc. is currently in clinical development for this indication.

One or more of our competitors may utilize their expertise in pulmonary delivery of drugs to develop and obtain approval for pulmonary delivery products that may compete with CVT-301 and any other of our product candidates. These competitors may include smaller companies such as Alexza Pharmaceuticals, Inc., MannKind Corporation, Pulmatrix, Inc. and Vectura Group plc and larger companies such as Allergan, Inc., GlaxoSmithKline plc and Novartis AG. If approved, our product candidates may face competition in the target commercial areas.

The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any product candidates that we may develop and commercialize.

Risks related to our intellectual property

If we are unable to obtain or protect intellectual property rights related to our inhaled therapeutic candidates, we may not be able to compete effectively.

Our success depends in large part on our ability to obtain and maintain protection with respect to our intellectual property and proprietary technology. We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our ARCUS technology and CVT-301. The patent position of pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in patents. The patent applications that we own or in-license may fail to result in issued patents, and if they do, such patents may not cover our ARCUS technology and inhaled therapeutic candidates in the United States or in other countries. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. We may be unaware of prior art that could be used to invalidate an issued patent or prevent our pending patent applications from issuing as patents. Even if patents do successfully issue and even if such patents cover our ARCUS technology and inhaled therapeutic candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our inhaled therapeutic candidates, prevent others from designing around our claims or otherwise provide us with a competitive advantage. Additionally, our confidentiality agreements and other contractual protections may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation. We may not have adequate remedies in the case of a breach of any such agreements, and our trade secrets and other proprietary information could be disclosed to our competitors or others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies. Additionally, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our licensed and owned patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If patent applications we own or have in-licensed with respect to ARCUS or our inhaled therapeutic candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity, it could dissuade companies from collaborating with us. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful challenge to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any inhaled therapeutic candidate that we may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to an inhaled therapeutic candidate. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be initiated by the USPTO or a third-party to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent and the protection it affords is limited. If we encounter delays in obtaining regulatory approvals, the period of time during which we could market an inhaled therapeutic under patent protection could be reduced. Even if patents covering our inhaled therapeutic candidates are obtained, once the patent life has expired for a product, we may be open to competition from similar or generic products. The launch of a generic version of one of our products in particular would be likely to result in an immediate and substantial reduction in the demand for our product, which could have a material adverse effect on our business.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Any loss of patent protection could have a material adverse impact on our business. We may be unable to prevent competitors from entering the market with a product that is similar to or the same as our inhaled therapeutics.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or misappropriate or otherwise violate our intellectual property rights. To counter infringement or unauthorized use, litigation may be necessary to enforce or defend our intellectual property rights, to protect our trade secrets and/or to determine the validity and scope of our own intellectual property rights or the proprietary rights of others. Such litigation can be expensive and time consuming, and any such claims could provoke defendants to assert counterclaims against us, including claims alleging that we infringe their patents or other intellectual property rights. Many of our current and potential competitors have the ability to dedicate substantially greater resources to litigate intellectual property rights than we can. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Litigation could result in substantial costs and diversion of management attention and resources, which could harm our business and financial results. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Third-party claims of intellectual property infringement or misappropriation may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on us not infringing the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are developing and may develop our inhaled therapeutic candidates. As the pharmaceutical industries expand and more patents are issued, the risk increases that our inhaled therapeutic candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we, our customers, licensees or parties indemnified by us are employing their proprietary technology without authorization or have infringed upon, misappropriated or otherwise violated their intellectual property or other rights. For example, we may be subject to claims that we are infringing the patent, trademark or copyright rights of third parties, or that our employees have misappropriated or divulged their former employers’ trade secrets or confidential information. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our inhaled therapeutic candidates, that we failed to identify. For example, applications filed before November 29, 2000 and certain applications filed after that date that will not be filed outside the United States remain confidential until issued as patents. Except for the preceding exceptions, patent applications in the United States and elsewhere are generally published only after a waiting period of approximately 18 months after the earliest filing, and sometimes not at all. Therefore, patent applications covering our ARCUS technology or our inhaled therapeutic candidates could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our inhaled therapeutic candidates or the use or manufacture of our inhaled therapeutic candidates.

If any third-party patents were held by a court of competent jurisdiction to cover aspects of our product candidates, including the materials, formulations, methods of manufacture, methods of analysis, and/or methods for treatment, the holders of any such patents would be able to block our ability to develop and commercialize the applicable product candidate until such patent expired or unless we obtain a license. Such licenses may not be available on acceptable terms, if at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our inhaled therapeutic candidates. Defending against claims of patent infringement or misappropriation of trade secrets could be costly and time consuming, regardless of the outcome. Thus, even if we were to ultimately prevail, or to settle at an early stage, such litigation could burden us with substantial unanticipated costs. In addition, litigation or threatened litigation could result in significant demands on the time and attention of our management team, distracting them from the pursuit of other company business. In the event of a successful claim of infringement against us, in addition to potential injunctive relief, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may face a claim of misappropriation if a third party believes that we inappropriately obtained and used trade secrets of such third party. If we are found to have misappropriated a third party’s trade secrets, we may be prevented from further using such trade secrets, limiting our ability to develop our inhaled therapeutic candidates, and we may be required to pay damages.

During the course of any patent or other intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our inhaled therapeutics, programs, or intellectual property could be diminished. Accordingly, the market price of our common stock may decline.

We have acquired a substantial portion of our intellectual property from Alkermes under an agreement that imposes ongoing obligations on us, and, if we fail to comply with our obligations under this agreement or other agreements to which we are a party, we could lose such intellectual property rights or owe damages to the licensor of such intellectual property.

We acquired a substantial portion of the intellectual property related to the ARCUS inhalation technology from Alkermes pursuant to the Alkermes Agreement and we may enter into additional license agreements in the future. See “Business—Intellectual property—Acquired or in-licensed intellectual property” for a description of our agreement with Alkermes.

Our existing agreement with Alkermes and other agreements to which we are party impose, and we expect that future license agreements will impose, various diligence, milestone payment, royalty and other obligations on us. If there is any conflict, dispute, disagreement or issue of non-performance between us and the other party to any of these agreements regarding our rights or obligations under the applicable agreement, including any such conflict, dispute or disagreement arising from our failure to satisfy payment obligations under any such agreement, we may owe damages, or the other party may have a right to terminate the affected license or, in the case of Alkermes, require us to assign back to Alkermes the patents that we acquired from Alkermes, in which case we would be unable to utilize the affected intellectual property in our development efforts, and our ability to enter into collaboration or marketing agreements for an affected inhaled therapeutic candidate would be adversely affected.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our platform technology and discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, and outside scientific advisors, contractors and collaborators. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, or outside scientific advisors might intentionally or inadvertently disclose our trade secret information to competitors. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques.

Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States sometimes are less willing than U.S. courts to protect trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business.

Risks related to our indebtedness

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations, research and development.

In March 2014, we entered into a senior secured credit facility with Oxford Finance LLC and Silicon Valley Bank, providing term loans of up to $20.0 million, and drew down $5.0 million in March 2014. In connection with the initial $5.0 million draw, we issued warrants to purchase 106,383 shares of our Series B Preferred Stock. If we make additional draws under the senior secured credit facility, we will issue a proportionate amount of additional warrants. Obligations under the senior secured credit facility are secured by substantially all of our existing assets, excluding certain intellectual property. This indebtedness and the security interests granted to secure it could make it more difficult for us to raise additional capital to fund our operations, research and development.

We may not have resources available to us in an amount sufficient to make payments when due.

Any failure to satisfy our current and future debt obligations under our senior secured credit facility could result in an event of default and, as a result, our lenders could accelerate all of the amounts due and/or take other action to enforce their security interests. In such a situation, we may not have available funds, or may be unable to obtain financing, sufficient to repay amounts due under our senior secured credit facility. To the extent we do incur additional debt, these risks could increase.

We are subject to certain terms which, if breached, could have a material adverse effect on our business and prospects.

Our senior secured credit facility imposes operating and other restrictions on us. Such restrictions affect, and in many respects limit or prohibit, our ability to, among other things:

•	dispose of certain assets;

•	change our business, management or ownership;

•	engage in mergers or acquisitions;

•	incur additional indebtedness;

•	create liens on assets, in part due to a negative pledge granted in favor of Oxford Finance LLC and Silicon Valley Bank with respect to our intellectual property;

•	pay dividends, make distributions or repurchase our capital stock;

•	engage in certain affiliate transactions; and

•	engage in certain change of control transactions.

Failure to make payments or comply with these and other terms and covenants under our senior secured credit facility could result in an event of default and acceleration of amounts due, which would have a material adverse effect on our operations and financial condition.

Risks related to our business and industry

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our inhaled therapeutics, conduct our clinical trials and commercialize our inhaled therapeutic candidates.

We are highly dependent on members of our senior management, including Mark Iwicki, our President and Chief Executive Officer, Richard Batycky, Ph.D., our Chief Scientific Officer and one of our founders, and Martin Freed, M.D., our Chief Medical Officer and one of our founders. The loss of the services of any of these persons could impede the achievement of our research, development and commercialization objectives. Also, each of these persons may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our executives or other employees.

Recruiting and retaining qualified scientific, clinical, manufacturing, sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors, including our scientific co-founders, may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We may encounter difficulties in managing our growth and expanding our operations successfully.

As we seek to advance our inhaled therapeutic candidates through clinical trials and commercialization, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our inhaled therapeutic candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and, if necessary, sales and marketing personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company or disrupt our operations.

Our relationships with health care professionals, institutional providers, principal investigators, consultants, customers (actual and potential) and third-party payors are, and will continue to be, subject, directly and indirectly, to federal and state health care fraud and abuse, false claims, marketing expenditure tracking and disclosure, government price reporting, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face penalties, including, without limitation, civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations.

Our business operations and activities may be directly or indirectly subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. If we obtain FDA approval for any of our inhaled therapeutic candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research subjects, as well as proposed and future sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by the federal government and state governments in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:

•	the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal health care program, such as the Medicare and Medicaid programs;

•	federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other third-party payors that are false or fraudulent or knowingly making a false statement to improperly avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any health care benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, health care benefits, items or services relating to health care matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and their respective implementing regulations, which impose requirements on certain covered health care providers, health plans, and health care clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization;

•	the federal physician self-referral law, commonly known as the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician or a member of the physician’s family has a financial relationship with the entity, and which also prohibits the submission of any claims for reimbursement for designated health services furnished pursuant to a prohibited referral;

•	the federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively, or the ACA, and its implementing regulations requires manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members, with data collection required beginning August 1, 2013 and reporting to the Centers for Medicare & Medicaid Services required by March 31, 2014 and by the 90th day of each subsequent calendar year;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•	federal government price reporting laws, changed by the ACA to, among other things, increase the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program and offer such rebates to additional populations, that require us to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on our marketed drugs (participation in these programs and compliance with the applicable requirements may subject us to potentially significant discounts on our products, increased infrastructure costs, and potentially limit our ability to offer certain marketplace discounts);

•	the Foreign Corrupt Practices Act, a United States law which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals); and

•	state law equivalents of each of the above federal laws, such as anti-kickback, false claims, consumer protection and unfair competition laws which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving health care items or services reimbursed by any third-party payor, including commercial insurers; state laws that require biotech companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to health care providers; state laws that require drug manufacturers to file reports with states regarding marketing information, such as the tracking and reporting of gifts, compensation and other remuneration and items of value provided to health care professionals and entities (compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships, which could potentially have a negative effect on our business and/or increase enforcement scrutiny of our activities); and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, with differing effects.

In addition, the regulatory approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the health care laws mentioned above, among other foreign laws.

The ACA, among other things, amended the intent standard of the federal Anti-Kickback Statute and criminal health care fraud statutes to a stricter standard such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

Efforts to ensure that our business arrangements will comply with applicable health care laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other health care laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state health care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal health care programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our inhaled therapeutics.

We face an inherent risk of product liability as a result of the clinical testing of our inhaled therapeutic candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our inhaled therapeutic candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	injury to our reputation;

•	decreased demand for our product candidates or products that we may develop;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigations;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals, or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	the inability to commercialize our inhaled therapeutic candidates; and

•	a decline in our stock price.

Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently carry product liability insurance covering our clinical trials in the amount of $5.0 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates, which could adversely affect our business, financial condition, results of operations and prospects.

Our auditors have identified a material weakness in our internal control over financial reporting.

Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the course of reviewing our financial statements in preparation for this offering, our independent registered public accounting firm has identified a deficiency that it concluded represented a material weakness in our internal control over financial reporting. The finding by our independent registered public accounting firm relates to our internal controls over the accounting for income taxes. In particular, our auditors noted that we had improperly provided for the income tax impact of our business combination resulting from the Alkermes Agreement. Our auditors assessed that we had not calculated the appropriate tax basis of the recognized assets and liabilities, resulting in an incorrect amount of deferred taxes being recognized at the time of the acquisition. Under auditing standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. We cannot provide any assurance that there will not be other material weaknesses that our independent registered public accounting firm or we will identify. If such issues are identified or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with listing requirements of our stock exchange.

We and our third-party contract manufacturers must comply with environmental, health and safety laws and regulations, and failure to comply with these laws and regulations could expose us to significant costs or liabilities.

We and our third-party manufacturers are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages and any such liability could exceed our assets and resources. We could also incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. We are uninsured for third-party injury from contamination.

Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of our third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products.

Risks related to our common stock and this offering

We are eligible to be treated as an “emerging growth company,” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in this prospectus.

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price, or at all. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration. We cannot predict the prices at which our common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this “Risk factors” section, and others beyond our control, including:

•	results and timing of clinical trials of our inhaled therapeutic candidates, including CVT-301;

•	results of clinical trials of our competitors’ products;

•	failure to adequately protect our trade secrets;

•	our inability to raise additional capital and the terms on which we raise it;

•	commencement or termination of any licensing arrangement, including but not limited to our licensing arrangements with Alkermes;

•	regulatory actions with respect to our products or our competitors’ products;

•	actual or anticipated fluctuations in our financial condition and operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of our common stock by us, our insiders or our other stockholders;

•	speculation in the press or investment community;

•	announcement or expectation of additional financing efforts;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities;

•	changes in market conditions for biopharmaceutical stocks; and

•	changes in general market and economic conditions.

In addition, the stock market has recently experienced significant volatility, particularly with respect to pharmaceutical, biotechnology and other life sciences company stocks. The volatility of pharmaceutical, biotechnology and other life sciences company stocks often does not relate to the operating performance of the companies represented by the stock. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products, or to a lesser extent our markets. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our principal stockholders and management own a significant percentage of our stock and, after this offering, will be able to exercise significant influence over matters subject to stockholder approval.

As of August 22, 2014, our executive officers, directors and principal stockholders, together with their respective affiliates, beneficially owned approximately 92% of our common stock, including shares subject to outstanding options and warrants that are exercisable within 60 days after such date, and we expect that upon completion of this offering, that same group will continue to beneficially hold at least             % of our

outstanding common stock. Accordingly, even after this offering, these stockholders will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of our board of directors and approval of significant corporate transactions. This concentration of ownership could have the effect of entrenching our management and/or board of directors, delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the fair market value of our common stock.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the “Underwriting” section of this prospectus. These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have              shares of common stock outstanding. This includes the              shares that we are selling in this offering, which may be resold in the public market immediately. The remaining              shares will be able to be sold 180 days after the date of this prospectus, due to lock-up agreements between the holders of these shares and the underwriters. However, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, can waive the provisions of these lock-up agreements by prior written consent and allow these stockholders to sell their shares at any time.

In addition, as of August 22, 2014, there were 14,393,818 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act. Moreover, after this offering, holders of an aggregate of 74,354,904 shares of our common stock and holders of warrants to purchase 106,383 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold into the public market, these sales could have an adverse effect on the market price for our common stock. We also intend to register all shares of common stock that we may issue under our employee benefit plans, including our 2010 Stock Incentive Plan. Once we register these shares and they are issued in accordance with the terms of the plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144. For more information, see “Shares eligible for future sale—Rule 144.”

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, assuming a public offering price of $            , the midpoint of the range set forth on the cover of this prospectus, you will incur immediate and substantial dilution of $             per share, representing the difference between the assumed initial public offering price of $             per share and our pro forma net tangible book value per share after giving effect to this offering and the conversion of all outstanding shares of our preferred stock upon the closing of this offering. Moreover, we issued warrants and options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of August 22, 2014, there were 14,393,818 shares subject to outstanding options. To the extent that these outstanding options are ultimately exercised, you will incur further dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For more information on the dilution you may suffer as a result of investing in this offering, see “Dilution.”

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering to fund the continued development of CVT-301, including our Phase 3 clinical trials, to manufacture clinical supplies of CVT-301 and to fund other early stage pipeline development programs, as described in “Use of proceeds.” Any remaining amounts will be used for working capital and general corporate purposes, including funding the costs of operating as a public company, general and administrative expenses, capital expenditures and prosecution and maintenance of our intellectual property. Although we currently intend to use the net proceeds from this offering in such a manner, we will have broad discretion in the application of the net proceeds. Our failure to apply these funds effectively could adversely affect our ability to continue to develop and commercialize our inhaled therapeutic candidates and harm our business.

We will incur increased costs as a result of being a public company, and our management will be required to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, insurance, accounting and other expenses that we did not incur as a private company. We estimate that we will annually incur approximately $2.0 million in expenses to comply with the requirements imposed on us as a public company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, adopt an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from product development activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. In connection with this offering, we are increasing our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

In addition, in order to comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934 as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on The NASDAQ Global Market.

We are not currently required to comply with the SEC’s rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of implementing the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

We do not expect to pay any cash dividends for the foreseeable future.

You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our operations. In addition, our ability to pay cash dividends is currently prohibited by the terms of our senior secured credit facility, and any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Provisions in our amended and restated certificate of incorporation, our amended and restated by-laws and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. Our amended and restated certificate of incorporation and by-laws, which will become effective upon the closing of this offering, include provisions that:

•	authorize “blank check” preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors;

•	prohibit stockholder action by written consent;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	expressly authorize our board of directors to modify, alter or repeal our amended and restated by-laws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our amended and restated certificate of incorporation and amended and restated by-laws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock.

In addition, because we are incorporated in the state of Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated by-laws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

Under Section 382 of the Internal Revenue Code of 1986, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its net operating losses, or NOLs, or other tax attributes to offset future taxable income. We may have already experienced one or more ownership changes. Depending on the timing of any future utilization of our carryforwards, we may be limited as to the amount that can be utilized each year as a result of such previous ownership changes. In addition, future changes in our stock ownership, including from this or future offerings, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Code. Our NOLs and other tax attributes may also be impaired under similar provisions of state law. Furthermore, our ability to utilize our NOLs and other tax attributes is conditioned upon our attaining profitability and generating U.S. federal taxable income. As described above under “—Risks related to our financial position and need for additional capital,” we have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; thus, we do not know whether or when we will generate the U.S. federal taxable income necessary to utilize our NOLs and other tax attributes.

Our amended and restated certificate of incorporation designates the state or federal courts within the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that, subject to limited exceptions, the state or federal courts within the State of Delaware will be exclusive forums for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated by-laws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our clinical results and other future conditions. The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	the timing of results of our ongoing clinical trials;

•	our plans to commercialize CVT-301;

•	the potential benefits of strategic partnership agreements and our ability to enter into selective strategic partnership arrangements;

•	the timing of, and our ability to, obtain and maintain regulatory approvals for our inhaled therapeutic candidates;

•	the rate and degree of market acceptance and clinical utility of any approved inhaled therapeutic candidate;

•	our ability to quickly and efficiently identify and develop inhaled therapeutic candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position, including with respect to our trade secrets; and

•	our estimates regarding expenses, future revenues, capital requirements, the sufficiency of our current and expected cash resources and our need for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, although we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds of the sale of              shares of common stock in this offering will be approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We are undertaking this offering in order to access the public capital markets and to increase our liquidity. We intend to use the net proceeds of this offering as follows:

•	approximately $ million to fund the continued development of CVT-301, including our Phase 3 clinical trials;

•	approximately $ million to manufacture clinical supplies of CVT-301;

•	approximately $ million to fund other early stage pipeline development programs; and

•	the remainder for working capital and other general corporate purposes, including funding the costs of operating as a public company.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures depend on numerous factors, including the ongoing status of and results from our clinical trials and other studies, the progress of our preclinical development efforts and any unforeseen cash needs. As a result, our management will have broad discretion in applying the net proceeds of this offering.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay cash dividends is currently prohibited or restricted by the terms of our senior secured credit facility, and future debt financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•	the issuance of 17,000,000 shares of Series C Preferred Stock in August 2014 and our receipt of the proceeds therefrom;

•	the conversion of all outstanding shares of our preferred stock, including the shares of our Series C Preferred Stock, into an aggregate of 74,354,904 shares of our common stock, which will occur upon the closing of this offering;

•	the conversion of outstanding warrants exercisable for 106,383 shares of our preferred stock into warrants exercisable for 106,383 shares of our common stock, which will occur upon the closing of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws, which will occur upon the closing of this offering; and

•	on a pro forma as adjusted basis to further reflect the sale of shares of our common stock offered in this offering at an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the heading “Selected financial data” and “Management’s discussion and analysis of financial condition and results of operations.”

	As of June 30, 2014
(in thousands, except share data)	Actual	Pro forma	Pro forma as adjusted(1)
Cash and cash equivalents	$13,906	$69,156	$

Long-term debt	$4,811	$4,811	$
Warrants to purchase redeemable convertible preferred stock	202	—
Series A Preferred Stock, $0.001 par value; 28,529,412 shares authorized, issued and outstanding, actual; 28,529,412 shares authorized and no shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	35,220	—
Series B Preferred Stock, $0.001 par value; 28,931,875 shares authorized and 28,825,492 shares issued and outstanding, actual; 28,931,875 shares authorized and no shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	43,178	—
Series C Preferred Stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 17,000,000 shares authorized and no shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	—	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 80,000,000 shares authorized, actual and 105,000,000 shares authorized, pro forma; 6,304,721 shares issued and outstanding, actual and 80,659,625 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	6	81
Additional paid-in capital	—	125,450
Deficit accumulated during the development stage	(89,349)	(81,024)

Total stockholders’ (deficit) equity	(89,343)	44,507

Total capitalization	$(5,932)	$49,318	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase in the number of shares offered by us would increase the as-adjusted amount of each of cash and cash equivalents and total stockholders’ equity by approximately $ million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us. Conversely a 1,000,000 decrease in the number of shares offered by us would decrease the as-adjusted amount of each of cash and cash equivalents and total stockholders’ equity by approximately $ million after deducting underwriting discounts and commissions and any estimated offering expenses payable by us.

The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

•	12,447,901 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2014 at a weighted-average exercise price of $0.42 per share;

•	shares of common stock reserved for issuance under our 2014 Equity Plan (which includes 1,138,916 shares of common stock reserved for future issuance under our 2010 Stock Incentive Plan as of June 30, 2014);

•	shares of common stock reserved for issuance under our Employee Stock Purchase Plan;

•	661,863 shares of unvested restricted stock subject to repurchase by us as of June 30, 2014; and

•	106,383 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2014 at a weighted-average exercise price of $1.41 per share.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

As of June 30, 2014, we had a historical net tangible book value of $(97.7) million, or $(15.49) per share of common stock. Historical net tangible book value per share is equal to our total tangible assets, less total liabilities and preferred stock, divided by the number of outstanding shares of our common stock.

As of June 30, 2014, the pro forma net tangible book value of our common stock was $36.2 million, or $0.45 per share of common stock, taking into account the issuance of 17,000,000 shares of Series C Preferred Stock in August 2014 and our receipt of the proceeds therefrom and the expected conversion of our outstanding preferred stock, including the shares of our Series C Preferred Stock, into common stock and reclassification of warrants to purchase preferred stock into common stock, prior to the completion of this offering. After giving further effect to the sale of              shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of June 30, 2014 would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Historical net tangible book value per share as of June 30, 2014		$(15.49)
Increase attributable to the issuance and sale of preferred stock, conversion of outstanding preferred stock and reclassification of warrants to purchase preferred stock into common stock		15.94

Pro forma net tangible book value per share as of June 30, 2014		0.45
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering	$

Dilution per share to new investors			$

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, the pro forma as adjusted net tangible book value per share by approximately $             per share and the dilution to investors purchasing shares in this offering by approximately $             per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, pro forma as adjusted net tangible book value as of June 30, 2014 will increase to $             million, or $             per share, representing an increase in pro forma net tangible book value to existing stockholders of $             per share, and there will be an immediate dilution of $             per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2014, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders (giving effect to the issuance of the Series C Preferred Stock in August 2014 and the conversion of all outstanding shares of our preferred stock, including the shares of our Series C Preferred Stock, into 74,354,904 shares of common stock prior to the completion of this offering) and by investors participating in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%

Total		100%		$	100%		$

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2014 and excludes the following:

•	12,447,901 shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of $0.42 per share;

•	shares of common stock reserved for issuance under the 2014 Equity Plan (which includes 1,138,916 shares of common stock reserved for issuance under our 2010 Stock Incentive Plan);

•	shares of common stock reserved for issuance under our Employee Stock Purchase Plan;

•	661,863 shares of unvested restricted stock subject to repurchase by us; and

•	106,383 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2014 at a weighted-average exercise price of $1.41 per share.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options or warrants are exercised, new options are issued and exercised under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future. See “Risk factors—You will incur immediate and substantial dilution as a result of this offering.”

SELECTED FINANCIAL DATA

The information set forth below should be read in conjunction with the “Management’s discussion and analysis of financial condition and results of operations” section of this prospectus and with our financial statements and notes thereto included elsewhere in this prospectus.

The selected statements of operations and comprehensive loss data for the years ended December 31, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this prospectus. The selected statements of operations and comprehensive loss information for the six months ended June 30, 2013 and 2014 and for the period from June 17, 2009 (Inception) to June 30, 2014 and the balance sheet data as of June 30, 2014 have been derived from the unaudited financial statements included elsewhere in this prospectus. In our opinion, the unaudited financial statements have been prepared on a basis consistent with our audited financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial data. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,		Six Months Ended June 30,		Period from June 17, 2009 (Inception) to June 30, 2014
(in thousands, except share and per share data)	2012	2013	2013	2014
Statements of operations data:
Service revenue	$535	$53	$53	$—	$1,043

Operating expenses:
Research and development	9,272	15,526	6,656	9,295	40,565
General and administrative	2,538	4,812	1,796	4,481	14,240
Re-measurement of contingent consideration	4,998	5,255	599	8,955	23,431
Amortization of purchased intangible assets	224	193	96	96	740

Total operating expenses	17,032	25,786	9,147	22,827	78,976

Loss from operations	(16,497)	(25,733)	(9,094)	(22,827)	(77,933)

Other income (expense), net:
Interest expense, net	(56)	(2,141)	(1,578)	(172)	(2,368)
Loss on extinguishment of convertible notes	—	(534)	—	—	(534)
Other	6	10	—	(63)	(47)

Other income (expense), net	(50)	(2,665)	(1,578)	(235)	(2,949)

Loss before provision for income taxes	(16,547)	(28,398)	(10,672)	(23,062)	(80,882)
Provision for income taxes	49	49	25	25	142

Net loss	$(16,596)	$(28,447)	$(10,697)	$(23,087)	$(81,024)

Comprehensive loss	$(16,596)	$(28,447)	$(10,697)	$(23,087)	$(81,024)

Reconciliation of net loss to net loss applicable to common stockholders:

Net loss	$(16,596)	$(28,447)	$(10,697)	$(23,087)	$(81,024)
Accretion and dividends on redeemable convertible preferred stock	(2,386)	(3,420)	(1,158)	(2,786)	(9,826)

Net loss attributable to common stockholders — basic and diluted	$(18,982)	$(31,867)	$(11,855)	$(25,873)	$(90,850)

Net loss per share applicable to common stockholders —basic and diluted	$(5.39)	$(6.64)	$(2.74)	$(4.26)	$(34.37)

Weighted-average number of common shares used in computing net loss per share applicable to common stockholders —basic and diluted	3,521,134	4,799,832	4,328,007	6,071,222	2,643,342

Pro forma net loss per share applicable to common stockholders —basic and diluted (unaudited)		$(0.66)		$(0.36)

Pro forma weighted-average number of common shares used in computing net loss per share applicable to common stockholders — basic and diluted (unaudited)		42,806,119		63,426,126

	As of December 31,		As of June 30, 2014
	2012	2013
Balance sheet data:
Cash and cash equivalents	$13,539	$24,052	$13,906
Total assets	24,635	36,123	29,263
Total liabilities	25,732	24,863	40,208
Series A Preferred Stock	31,733	34,069	35,220
Series B Preferred Stock	—	41,543	43,178
Series C Preferred Stock	—	—	—
Common stock	4	6	6
Additional paid-in capital	—	—	—
Deficit accumulated during the development stage	(32,834)	(64,358)	(89,349)
Total stockholders’ (deficit) equity	(32,830)	(64,352)	(89,343)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected financial data” and our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on developing and commercializing transformative therapeutics using our proprietary ARCUS technology, with an initial focus on treating debilitating OFF episodes, the unpredictable re-emergence of symptoms, in patients with Parkinson’s disease, or PD. We recently successfully completed a Phase 2b clinical trial for our lead product candidate, CVT-301, demonstrating the ability to rapidly and predictably treat OFF episodes as they occur. PD is a progressive neurodegenerative disorder resulting from the gradual loss of certain neurons responsible for producing dopamine. It is characterized by symptoms including tremor at rest, rigidity and impaired movement. The standard of care for the treatment of symptoms of PD remains oral levodopa, or L-dopa, a drug approved over 40 years ago. While efficacious, oral dosing of L-dopa has significant limitations resulting in wide variability in the timing and amount of L-dopa absorption into the bloodstream, leading to unreliable control of PD symptoms and the emergence of OFF episodes. CVT-301 is comprised of proprietary formulated dry powder capsules containing L-dopa, which are administered through a proprietary, easy to use, pocket-size, reusable inhaler. CVT-301 is being developed as a self-administered, as needed, inhaled L-dopa therapy for OFF episodes, providing rapid delivery of L-dopa to the brain to be used in conjunction with a patient’s individually optimized oral L-dopa regimen. We expect to initiate our pivotal Phase 3 clinical trial for CVT-301 by early 2015.

We were founded in 2009 and initiated research and development activities in 2011. Since our inception, we have devoted substantially all of our resources to our development efforts relating to CVT-301, including conducting clinical trials of CVT-301, undertaking activities to manufacture product in compliance with good manufacturing practices, or GMP, in our Chelsea, Massachusetts facility, providing general and administrative support for these operations and protecting our intellectual property. We do not have any products approved for sale and have not generated any revenue from product sales or collaborations. We have funded our operations primarily through the private placement of preferred stock, common stock, and convertible notes and, in 2014, the establishment of a senior secured credit facility.

We have never been profitable and have incurred losses in each year since inception. Our losses were $16.6 million and $28.4 million, respectively, for the years ended December 31, 2012 and 2013 and $10.7 million and $23.1 million, respectively, for the six months ended June 30, 2013 and 2014. Additionally, our loss for the period from June 17, 2009 (Inception) to June 30, 2014 was $81.0 million. Substantially all our losses resulted from costs incurred in connection with our research and development programs, from general and administrative costs associated with our operations, and from increases in the fair value of contingent consideration.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

•	conduct our Phase 3 clinical trials;

•	continue to invest in manufacturing capabilities for our Phase 3 clinical trials and potential commercial launch of CVT-301;

•	seek regulatory approval for CVT-301;

•	add personnel to support our product development and commercialization efforts;

•	continue our research and development efforts for new product opportunities; and

•	operate as a public company.

On December 27, 2010, we entered into the Asset Purchase and License Agreement, or the Alkermes Agreement, with Alkermes, Inc., or Alkermes, pursuant to which we licensed or acquired from Alkermes all pulmonary development programs and investigational new drug applications, or INDs, underlying intellectual property and laboratory equipment associated with the pulmonary business of Alkermes. Contingent consideration has been included within the acquisition cost and recognized at its fair value at the acquisition date, and we remeasure the fair value on a quarterly basis. The contingent consideration is based upon the fair value of future royalties on net product sales from products developed from licensed technology under the Alkermes Agreement. We estimate the fair value of this contingent consideration based on future revenue projections and estimated probabilities of receiving regulatory approval and commercializing such products.

As our research and development efforts continue to show positive results, the value of the contingent consideration associated with the Alkermes Agreement has increased materially, resulting in an expense on the statement of operations of $9.0 million for the six months ended June 30, 2014, $5.3 million for the year ended December 31, 2013 and $23.4 million for the period from June 17, 2009 (Inception) to June 30, 2014. We believe the contingent consideration liability and associated expense will continue to increase with progress toward commercialization of CVT-301 or any subsequent product candidate. As a result, future changes in the estimated fair value of contingent consideration will have a material impact on our operating results.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for CVT-301 or any subsequent product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for CVT-301 or any of subsequent product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing, and distribution. Accordingly, we will seek to fund our operations through public or private equity or debt financings or other sources. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our products.

Financial operations overview

Service revenue

To date, we have not generated any revenue from product sales or collaborations. We have generated service revenue solely from research and development grant programs and contracted manufacturing activities.

A portion of our revenue to date was generated through a grant program offered by the Michael J. Fox Foundation for Parkinson’s Research, or MJFF, which we received in November 2011 for $0.3 million, to perform research and development services. We recognized revenue under this grant program using the proportional performance method. The revenues were $0.2 million, $0.1 million, and $0.3 million for the years ended December 31, 2012 and 2013 and for the period from June 17, 2009 (Inception) to June 30, 2014, respectively.

We recognized additional revenues under arrangements with biopharmaceutical and biotechnology companies to perform manufacturing services of $0.3 million and $0.7 million for the year ended December 31, 2012 and for the period from June 17, 2009 (Inception) to June 30, 2014, respectively.

Research and development expenses

Research and development expenses currently consist primarily of costs incurred for the development of CVT-301 and the ARCUS technology, which include:

•	employee-related expenses, including salaries, benefits, travel and share-based compensation expense;

•	expenses incurred under agreements with contract research organizations, or CROs, and investigative sites that will conduct our clinical trials;

•	the cost of acquiring the raw materials, developing, and manufacturing clinical trial materials;

•	cost of clinical trials, including for management investigator fees and related vendors that provide services for clinical trials;

•	development and prosecution of intellectual property;

•	facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and maintenance of our GMP facility, insurance and other supplies; and

•	costs associated with preclinical activities and regulatory operations.

Research and development costs are expensed as incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We cannot determine with certainty the duration and completion costs of the current or future clinical trials of CVT-301 and other product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing, as well as any additional, clinical trials and other research and development activities;

•	future clinical trial results;

•	uncertainties in clinical trial enrollment rate;

•	changes in government regulations; and

•	the timing and receipt of any regulatory approvals.

Any of these factors could result in a significant change in the costs and timing associated with the development of that product candidate. For example, if the Food and Drug Administration, or FDA, or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development of a product candidate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

From inception through June 30, 2014, we had incurred $40.6 million in research and development expenses. We plan to increase our research and development expenses for the foreseeable future as we continue the development of CVT-301 and pursue other development programs. Our current planned research and development activities include the following:

•	initiating our pivotal Phase 3 clinical trial by early 2015;

•	continuing manufacture of clinical trial materials in support of our pivotal Phase 3 clinical trial as well as FDA registration batches; and

•	continuing development of other ARCUS proprietary products into clinical stage programs.

Our research and development expenses consist principally of external costs, including fees paid to investigators, consultants and central laboratories and CROs in connection with our clinical trials. We do not allocate personnel-related costs, costs associated with our general technology improvements, manufacturing, depreciation or other indirect costs to specific programs, and, as such, those costs are separately classified as employee and contractor-related, facility, and other expenses in the table below:

	Year ended December 31,		Six months ended June 30,		Inception to June 30, 2014
(in thousands)	2012	2013	2013	2014

External research and development expenses:
CVT-301	$2,923	$7,394	$2,846	$2,389	$14,583

Internal research and development expenses:
Employee and contractor-related	3,819	4,908	2,326	4,125	15,250
Facility	1,709	2,080	944	1,796	7,140
Other	821	1,144	540	985	3,592

Total internal research and development expenses	6,349	8,132	3,810	6,906	25,982

Total research and development expenses	$9,272	$15,526	$6,656	$9,295	$40,565

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs for personnel, including share-based compensation and travel expenses for our employees in executive, operational, finance and human resource functions. Other general and administrative expenses include facility-related costs and professional fees for directors, accounting and legal services and expenses associated with obtaining and maintaining patents.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development and the potential commercialization of our product candidates. We also anticipate increased expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission, or SEC, requirements, director and officer insurance premiums, and investor relations costs associated with being a public company. Additionally, if and when we believe a regulatory approval of CVT-301 appears likely, we anticipate an increase in payroll and related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of CVT-301.

Other income (expense), net

Other income and expense consists primarily of interest expense and the additional expense associated with the extinguishment of our convertible notes.

Critical accounting policies and significant judgments and estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses and share-based compensation. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued research and development expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued or prepaid expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us either when contractual milestones are met or monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	CROs in connection with clinical trials;

•	investigative sites in connection with clinical trials; and

•	vendors in connection with preclinical development activities.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differs from the actual status and timing of services performed, we may report amounts that are too high or too low in any particular period. To date, there have been no material differences from our estimates to the amount actually incurred.

Accounting for business combination and valuation of contingent purchase price consideration

On December 27, 2010, we entered into the Alkermes Agreement, pursuant to which we licensed or acquired from Alkermes all pulmonary development programs and INDs, underlying intellectual property and laboratory equipment associated with the pulmonary business of Alkermes. The assets acquired included (i) patents, patent applications and related know-how and documentation; (ii) a formulation of inhaled L-dopa; (iii) several other pulmonary development programs and INDs, which are part of the platform device and formulation IP; (iv) instruments, laboratory equipment and apparatus; and (v) inhalers, inhaler molds, tools, and the associated assembled equipment. In addition, we signed the sublease for the facility where the Alkermes operations were housed in Chelsea, Massachusetts. We considered these programs, intellectual property and laboratory equipment to be an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return directly to investors and participants. These items were considered by us to be inputs and processes that could be managed as a business by a market participant.

As consideration for the agreement with Alkermes, we issued 1,764,706 shares of Series A Preferred Stock to Alkermes with a fair value of $1.8 million, and an additional 1,764,706 shares upon the achievement of the milestone event defined within the Series A Preferred Stock Agreement in December 2011. We also agreed to pay Alkermes royalties on future net product sales from products developed from licensed technology under the Alkermes Agreement.

We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date, with limited exceptions, and that the fair value of acquired in-process research and development, or IPR&D, be recorded on the balance sheet. Also, transaction costs are expensed as incurred. Any excess of the acquisition consideration over the assigned values of the net assets acquired is recorded as goodwill. The initial fair value of contingent consideration is included within the acquisition cost and is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is re-measured to fair value quarterly until all contingent payments have been made and changes in fair value are recognized in earnings.

The contingent consideration is based upon the fair value of future royalties on net product sales from products developed from licensed technology under the Alkermes Agreement. We estimate the fair value of this contingent consideration based on future revenue projections and estimated probabilities of receiving regulatory approval and commercializing such products. We believe that our estimates and assumptions are reasonable; however, there is significant judgment involved. Changes in the fair value of contingent consideration obligations may result from changes in discount periods and rates, changes in the timing and forecasted levels of sales and changes in probability assumptions with respect to the likelihood of achieving the measures. We evaluate, on a routine, periodic basis, the estimated fair value of this contingent consideration and increases in estimated fair value, subsequent to the initial fair value estimate at the time of the acquisition, are reflected as an expense in our statements of operations and decreases in such estimated fair value are reflected as income in our statements of operations.

Assessment of intangible assets and goodwill

Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. We have not recorded any impairment charges in any year since the business combination.

The fair value of IPR&D acquired through a business combination is capitalized as an indefinite-lived intangible asset until the completion or abandonment of the related research and development activities. IPR&D is not amortized, but is tested for impairment annually on October 1st, or when events or circumstances indicate that the fair value may be below the carrying value of the asset. If and when development is complete, which generally occurs when regulatory approval to market a product is obtained, the associated assets would become finite-lived and would then be amortized over their estimated useful lives.

Goodwill represents the excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed. We operate in a single reporting unit. We test goodwill for impairment annually on October 1st, or when events or circumstances indicate that the fair value may be below the carrying value of the asset. We have not recorded a goodwill impairment charge in any year since the business combination.

Convertible notes

On December 19, 2012, we issued convertible notes, or the Notes, to the Preferred Stock investors for $9.0 million. Under the terms of the Notes, the principal and unpaid accrued interest of the Notes would automatically convert upon the occurrence of our next Qualified Financing. On September 3, 2013, we completed the Series B Preferred Stock financing, which constituted a Qualified Financing, and the principal and unpaid accrued interest of the Notes automatically converted to shares of Series B Preferred Stock at a conversion price equal to 80% of the price paid per share in the financing.

We concluded that the feature which provided for the settlement of the Notes in shares of our stock was an embedded derivative as it was not clearly and closely related to the debt host (the Notes). As a result, we bifurcated the embedded derivative and calculated its fair value at issuance to be $1.6 million. We valued the derivative liability using a probability-weighted discounted cash flow model, which estimated the probability the derivative would be settled and was discounted using an appropriate discount rate.

The conversion of the Notes into Series B Preferred Stock was treated as an extinguishment of the Notes and embedded derivative. The Notes and embedded derivative were removed at their carrying amounts, after a final adjustment to fair value on September 3, 2013. The shares of Series B Preferred Stock issued upon conversion of the Notes were recorded at fair value. The difference between the carrying amount of the Notes and embedded derivative and the fair value of Series B Preferred Stock issued of $0.5 million was recorded as a loss on the extinguishment of the Notes.

Share-based compensation

We issue share-based awards to employees and non-employees, generally in the form of stock options and restricted stock. We account for our share-based awards in accordance with the Financial Accounting Standards Board, or FASB, ASC Topic 718, Compensation—Stock Compensation, or ASC 718. ASC 718 requires all share-based payments to employees, including grants of employee stock options and modifications to existing stock options, to be recognized in the statements of operations and comprehensive loss based on their fair values. We account for share-based awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees, which requires the fair value of the award to be re-measured at fair value as the award vests. We recognize the compensation cost of share-based awards to employees and non-employees on a straight-line basis over the vesting period of the award. Described below is the methodology we have utilized to measure share-based compensation expense. Following the consummation of this offering, stock option and restricted stock values will be determined based on the quoted market price of our common stock.

We estimate the fair value of our share-based awards to employees and non-employees using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our stock, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our common stock and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historical volatility of a group of publicly traded companies from the biopharmaceutical industry with similar characteristics to ours including those at a similar state of development and a similar therapeutic focus as well as overall enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected term of the share-based awards. We compute the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of our share-based awards. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own public stock price becomes available. We have estimated the expected term of our employee stock options using the “simplified” method, whereby, the expected term equals the average of the vesting tranche dates and the original contractual term of the option. The risk-free interest rates for periods within the expected term of the option are based on the U.S. Treasury zero-coupon issues in effect during the period the options were granted.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised. Share-based compensation expense recognized in the financial statements is based on awards that are ultimately expected to vest.

We have computed the fair value of employee stock options at the date of grant using the following weighted-average assumptions:

	Year ended December 31,		Six months ended June 30,
	2012	2013	2013	2014
Expected volatility	65%	69%	69%	80%
Expected term (in years)	6.4	6.4	6.2	6.0
Risk-free interest rate	1.07%	1.79%	1.34%	1.84%
Expected dividend yield	—%	—%	—%	—%

Share-based compensation totaled approximately $0.2 million for the year ended December 31, 2012 and $0.3 million for the year ended December 31, 2013. Share-based compensation totaled approximately $0.1 million for the six months ended June 30, 2013 and $0.9 million for the six months ended June 30, 2014. As of June 30, 2014, we had $4.0 million of total unrecognized compensation expense, net of related forfeiture estimates, which is expected to be recognized over a weighted-average remaining vesting period of 2.7 years. We expect the impact of our share-based compensation expense for stock options and restricted stock granted to employees and non-employees to grow in future periods due to the potential increases in the value of our common stock and headcount.

Determination of the fair value of common stock on grant dates

We have historically granted stock options at exercise prices not less than the fair value of our common stock. As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors at each grant date using contemporaneous valuations prepared by a third party valuation expert performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid. In conducting the contemporaneous valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including our best estimate of our business condition, prospects and operating performance at each valuation date. Within the contemporaneous valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included:

•	the prices of our preferred stock sold in arm’s length transactions, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

•	our results of operations, financial position and the status of our research and development efforts;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock as a private company;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the valuation of comparable publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting the life sciences and biotechnology industry sectors;

•	the likelihood of achieving a liquidity event for the holders of our common stock and stock options, such as an initial public offering, or IPO, or a sale of our Company, given prevailing market conditions;

•	the state of the IPO market for similarly situated privately held biotechnology companies; and

•	any recent contemporaneous valuations prepared in accordance with methodologies outlined in the Practice Aid.

Common stock valuation methodologies

These contemporaneous valuations were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock. We generally used the market approach, in particular the guideline company and precedent transaction methodologies, based on inputs from comparable public companies’ equity valuations and comparable acquisition transactions, to estimate the enterprise value of our Company.

Methods used to allocate our enterprise value to classes of securities

In accordance with the Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date. The methods we considered consisted of the following:

•	Current Value Method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

•	Option Pricing Method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

We utilized different methods over time to value our common stock based upon the fact pattern available at the time of the valuation. Valuations were prepared when a financing event occurred, an annual 12 month period lapsed, or a value inflection activity was identified.

For the December 2012 valuation, we used an income approach based upon a detailed long-range projection to calculate the discounted cash flow to establish the enterprise value. This method was selected to establish the enterprise value as it had been more than one year since a financing event occurred and we had received a third party market analysis allowing us to project possible revenues from CVT-301. We allocated the enterprise value by applying the OPM method which requires estimates for the underlying equity value, volatility, time to liquidity and risk free interest rate. We applied a discount for lack of marketability to the common stock value derived from the OPM.

For the subsequent contemporaneous valuations, we used the Hybrid Method or the PWERM to determine the value of our common stock. As described in the Practice Aid, the Hybrid Method is a hybrid between the PWERM and the OPM. It is used to estimate the probability-weighted value across multiple scenarios. To utilize these methods, we first determined the enterprise value using the following methods:

•	Recent Transaction Method, which derives an implied value of the Company based on a recent transaction in the subject company’s equity securities.

•	Guideline Transactions Method, which derives an implied value of the Company based upon other trade sales of similar peer companies, or a Trade Sale.

•	Guideline Initial Public Offering Transaction Method, which derives an enterprise value based upon an analysis of the market and other current IPO transactions of similar peer companies.

For the September 2013 valuation, the Hybrid Method established the enterprise value at the Recent Transaction Method value paid for the Series B Preferred Stock. We determined the value for an IPO scenario using the Guideline Initial Public Offering Transaction Method.

For the December 2013 valuation, the Hybrid Method established the enterprise value at the Recent Transaction Method value paid for the Series B Preferred Stock, as our fact pattern around the science and risk had remained approximately the same. We determined the value for an IPO scenario using the Guideline Initial Public Offering Transaction Method as we believed there was a higher probability that we would pursue an IPO.

For the March 2014 valuation, the Hybrid Method established the enterprise value using the Recent Transaction Method and the Guideline Transactions Method under the market approach to value the Company under a Trade Sale scenario using 12 recent comparable industry transactions. We determined the value for an IPO scenario using the Guideline Initial Public Offering Transaction Method evaluating similar IPO offerings over the past three years.

For the June 2014 valuation, the Hybrid Method established the enterprise value using the Recent Transaction Method and the Guideline Transactions Method under the market approach to value the Company under a Trade Sale scenario using 12 recent comparable industry transactions. We determined the value for an IPO scenario using the Guideline Initial Public Offering Transaction Method evaluating similar IPO offerings over the past three years.

For the August 2014 valuation, in conjunction with closing the Series C Preferred Stock financing, we used the PWERM to establish the value of our common stock. We considered two likely liquidity scenarios: an IPO within 1.5 months and a Trade Sale within six months. For the Trade Sale scenario we utilized the Guideline Transactions Method under the market approach to value the Company using nine recent comparable industry transactions and allocating the value under the Trade Sale scenario utilizing a direct waterfall method. We determined the value for an IPO scenario using the Guideline Initial Public Offering Transaction Method evaluating similar IPO offerings over the past three years.

Once each enterprise value was established, it was then allocated to each class of stock, taking into consideration the terms and preferences of each class. The value was then adjusted for a marketability discount. Each common share price established within the Hybrid Method or the PWERM was then assigned a probability of that particular outcome to arrive at a blended rate.

The use of these methods to calculate the fair market value of common shares is not exact. Following the consummation of this offering, stock option and restricted stock values will be determined based upon the quoted market price of our common stock.

As we prepared for our initial public offering in 2014, we reexamined the contemporaneous valuations and the basis of these valuations to determine if any of the fair value amounts determined at the date of grant should be re-assessed for financial reporting purposes. Based upon this review, we determined that the fair value of certain grants in the six months ended June 30, 2014 should be adjusted. We retrospectively determined that the fair value of our common stock on January 29, 2014 was $0.56 per share and the fair value of our common stock on March 7, 2014 was $0.79 per share. On January 29, 2014 and on March 7, 2014, we granted options to purchase 3,700,516 and 536,000 shares of our common stock, respectively, in each case at an exercise price of $0.48 per share. Our financial statements for the six months ended June 30, 2014 include an adjustment to increase share-based compensation expense for this retrospective re-assessed fair value of our common stock on these dates.

Emerging growth company status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure of financial information in this prospectus, including providing only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.

Results of operations

Comparison of the six months ended June 30, 2013 and 2014

	Six months ended June 30,
(in thousands)	2013	2014	Change
Service revenue	$53	$—	$(53)
Operating expenses:
Research and development	6,656	9,295	2,639
General and administrative	1,796	4,481	2,685
Re-measurement of contingent consideration	599	8,955	8,356
Amortization of purchased intangible assets	96	96	—

Total operating expenses	9,147	22,827	13,680
Loss from operations	(9,094)	(22,827)	(13,733)
Other income (expense), net:
Interest expense, net	(1,578)	(172)	1,406
Other	—	(63)	(63)

Other income (expense), net	(1,578)	(235)	1,343

Loss before provision for income taxes	(10,672)	(23,062)	(12,390)
Provision for income taxes	25	25	—

Net loss	$(10,697)	$(23,087)	$(12,390)

Research and development expenses.    Research and development expenses were $9.3 million for the six months ended June 30, 2014, compared to $6.7 million for the six months ended June 30, 2013, an increase of $2.6 million. The increase was primarily due to:

•	increase in facility-related costs of $0.9 million associated with the expanded operations associated with the large scale manufacturing capabilities for our Phase 3 clinical trials compared to our pilot scale manufacturing in place in early of 2013; and

•	increase in headcount to support our development and manufacturing efforts and related personnel expenses of $1.8 million.

General and administrative expenses.    General and administrative expenses were $4.5 million for the six months ended June 30, 2014, compared to $1.8 million for the six months ended June 30, 2013. The increase of $2.7 million was due primarily to an increase in headcount and related employee costs of $1.3 million as well as an increase in external legal, consulting and professional services associated with the advancement and market research activities around CVT-301 of $1.3 million.

Re-measurement of contingent consideration liability.    The re-measurement of contingent consideration was $9.0 million for the six months ended June 30, 2014, compared to $0.6 million for the six months ended June 30, 2013. The increase of $8.4 million was due primarily to an increase in the probability of success as we completed the Phase 2b clinical stage of CVT-301 and began preparing for the pivotal trials for CVT-301.

Other income (expense), net.    Interest expense totaled $1.6 million for the six months ended June 30, 2013 and $0.2 million for the six months ended June 30, 2014. The decrease of $1.4 million was due to interest owed on our outstanding Notes, which converted upon issuance of our Series B Preferred Stock in September 2013.

Comparison of the years ended December 31, 2012 and 2013

	Year ended December 31,
(in thousands)	2012	2013	Change
Service revenue	$535	$53	$(482)
Operating expenses:
Research and development	9,272	15,526	6,254
General and administrative	2,538	4,812	2,274
Re-measurement of contingent consideration	4,998	5,255	257
Amortization of purchased intangible assets	224	193	(31)

Total operating expenses	17,032	25,786	8,754

Loss from operations	(16,497)	(25,733)	(9,236)
Other income (expense), net:
Interest expense, net	(56)	(2,141)	(2,085)
Loss on extinguishment of convertible notes	—	(534)	(534)
Other	6	10	4

Other income (expense), net	(50)	(2,665)	(2,615)

Loss before provision for income taxes	(16,547)	(28,398)	(11,851)
Provision for income taxes	49	49	—

Net loss	$(16,596)	$(28,447)	$(11,851)

Revenue.    Revenue was $0.1 million for the year ended December 31, 2013, compared to $0.5 million for the year ended December 31, 2012, a decrease of $0.4 million. We recognized $0.3 million of revenue in 2012 related to contracted manufacturing services and an additional $0.2 million related to the MJFF award granted in 2011. All revenue recognized in 2013 was related to the completion of the 2011 MJFF award.

Research and development expenses.    Research and development expenses were $15.5 million for the year ended December 31, 2013, compared to $9.3 million for the year ended December 31, 2012, an increase of $6.2 million. The increase was primarily due to:

•	increase in clinical costs of $4.4 million associated with our larger Phase 2b clinical trial that was on-going in 2013;

•	increase in facility-related costs of $0.7 million associated with expanding into the large scale manufacturing capabilities for our Phase 3 clinical trials, which is expected to commence in 2014; and

•	increase in headcount to support our development and manufacturing efforts and related personnel expenses of $1.1 million.

General and administrative expenses.    General and administrative expenses were $4.8 million for the year ended December 31, 2013, compared to $2.5 million for the year ended December 31, 2012. The increase of $2.3 million was due primarily to an increase in headcount and related employee costs of $1.1 million. In addition, there was an increase in external legal, consulting and professional services associated with the advancement and market research activities around CVT-301 of $0.7 million.

Re-measurement of contingent consideration liability.    The re-measurement of contingent consideration was $5.3 million for the year ended December 31, 2013, compared to $5.0 million for the year ended December 31, 2012. The increase of $0.3 million was due primarily to an increase in the probability of success as we moved into later stage clinical trials for CVT-301.

Other income (expense), net.    Interest expense and the loss on extinguishment of the Notes totaled $2.7 million for the year ended December 31, 2013, compared to $0.1 million for the year ended December 31, 2012. The increase of $2.6 million was due to interest on our Notes of $1.4 million, the re-measurement of the embedded derivative liability associated with the Notes of $0.7 million, and $0.5 million related to the extinguishment of the Notes upon issuance of our Series B Preferred Stock in September 2013.

Liquidity and capital resources

We have incurred losses and cumulative negative cash flows from operations since our inception in June 2009, and as of June 30, 2014, we had an accumulated deficit of $89.3 million. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third- party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations primarily through the private placement of preferred stock, common stock, convertible notes and long-term debt. As of June 30, 2014, we had cash and cash equivalents of approximately $13.9 million. On August 22, 2014, we completed our Series C Preferred Stock financing, which resulted in proceeds to us of $55.3 million.

Senior secured credit facility

In March 2014, we entered into a $20.0 million Loan and Security Agreement, or the senior secured credit facility, with Oxford Finance LLC and Silicon Valley Bank, or the Lenders, and made an initial draw of $5.0 million. The initial draw will require monthly amortization payments commencing in May 2015. A second draw of up to $15.0 million will be available to us through September 30, 2014, subject to the satisfaction of certain conditions, including a determination by our board of directors to proceed with our pivotal CVT-301 Phase 3 clinical trial. The second draw, if made, will require monthly amortization payments commencing in November 2015. Interest on the initial draw will accrue at the rate of 7.95% per annum, payable monthly. Interest on the second draw, if made, will be fixed at a rate between 7.71% and 7.95% per annum, payable monthly, depending on the three-month U.S. LIBOR rate. All outstanding principal, plus a 6% final interest payment, will be due and payable on October 1, 2017. The senior secured credit facility draws are subject to prepayment fees in the first three years subsequent to the draw. In connection with the initial $5.0 million draw, we issued to the Lenders warrants to purchase 106,383 shares of Series B Preferred Stock at an exercise price of $1.41 per share. The warrants expire in March 2024. If we make the second draw under the senior secured credit facility, the Lenders will receive a proportionate amount of additional warrants.

Other financing arrangements

In June 2013, we received an award from MJFF for $1.0 million and through December 31, 2013, we had received $0.8 million under the award. The remaining $0.2 million was received in April 2014. Within the terms of the award, a repayment provision will require us to return payment to MJFF for the $1.0 million of research and development funding received if the following events occur:

•	if we determine not to proceed with further development, suspend development or otherwise not move development forward with CVT-301 following our successful Phase 2b clinical trial; or

•	if CVT-301 is commercialized, through a royalty on future net sales of CVT-301.

Due to the repayment provisions, we concluded that the risk of the research and development effort had not been transferred to MJFF and therefore the award was determined to be a financing arrangement and has been recorded as a non-current monetary liability as of December 31, 2013 and June 30, 2014.

Cash flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year ended December 31,		Six months ended June 30,
(in thousands)	2012	2013	2013	2014
Net cash provided by (used in):
Operating activities	$(10,472)	$(17,326)	$(8,103)	$(13,057)
Investing activities	(366)	(1,665)	(149)	(1,523)
Financing activities	8,986	29,504	25	4,434

Net (decrease) increase in cash and cash equivalents	$(1,852)	$10,513	$(8,227)	$(10,146)

Operating activities.    The increase in cash used in operating activities for the six months ended June 30, 2014, compared to the six months ended June 30, 2013, was primarily due to an increase in research and development expenses as we continued the development of CVT-301, which includes an increase in personnel related costs, process development and manufacturing activities. In addition, general and administrative expenses increased due to an increase in administrative personnel and related employee costs, as well as legal, consulting and professional services.

The increase in cash used in operating activities for the year ended December 31, 2013, compared to the year ended December 31, 2012, is primarily due to an increase in research and development expenses as we continue the development of CVT-301, which includes an increase in spending for clinical trials, personnel related costs, process development and manufacturing activities. In addition, general and administrative expenses increased due to an increase in administrative personnel and related employee costs, as well as legal, consulting and professional services, offset by an increase in accrued expenses.

The net cash used in operating activities was $13.1 million for the six months ended June 30, 2014, and consisted primarily of a net loss of $23.1 million adjusted for non-cash items including re-measurement of contingent consideration of $9.0 million, share-based compensation expense of $0.9 million and depreciation and amortization of $0.3 million and a net increase in operating assets and liabilities of $0.2 million.

The net cash used in operating activities was $8.1 million for the six months ended June 30, 2013, and consisted primarily of a net loss of $10.7 million adjusted for non-cash items including re-measurement of contingent consideration of $0.6 million, non-cash interest expense on the Notes of $1.6 million and depreciation and amortization of $0.4 million and a net increase in operating assets and liabilities of less than $0.1 million.

The net cash used in operating activities was $17.3 million for the year ended December 31, 2013, and consisted primarily of a net loss of $28.4 million adjusted for non-cash items including re-measurement of contingent consideration of $5.3 million, the combined non-cash interest expense and loss on extinguishment of debt associated with the convertible notes of $2.7 million, share-based compensation expense of $0.3 million and depreciation and amortization of $0.8 million and a net increase in operating assets and liabilities of $2.1 million. The significant items in the change in operating assets and liabilities include a decrease in prepaid expenses of $0.2 million and an increase in accounts payable and accrued expenses of $1.9 million.

The net cash used in operating activities was $10.5 million for the year ended December 31, 2012, and consisted primarily of a net loss of $16.6 million adjusted for non-cash items including re-measurement of contingent consideration of $5.0 million, share-based compensation expense of $0.2 million and depreciation and amortization of $0.7 million and a net increase in operating assets and liabilities of $0.2 million. The significant items in the change in operating assets and liabilities include an increase in prepaid expenses of $0.3 million offset by an increase in accounts payable and accrued expenses of $0.6 million.

Investing activities.    Net cash used in investing activities consisted of purchases of property and equipment. Net cash used in investing activities for the six months ended June 30, 2014 was $1.5 million compared to $0.1 million for the six months ended June 30, 2013, as result of increased equipment and leasehold improvements for re-commissioning the commercial-scale production within our manufacturing facility.

Net cash used in investing activities for the year ended December 31, 2013 was $1.7 million compared to $0.4 million for the year ended December 31, 2012, as result of increased equipment and leasehold improvements for recommissioning the commercial-scale production within our manufacturing facility.

Financing activities.    Net cash provided by financing activities for the six months ended June 30, 2014 was $4.4 million and is the result of the closing of our senior secured credit facility in March 2014 for $5.0 million net of fees and issuance costs of approximately $0.2 million, and the receipt of the remainder of our financing under the award from the MJFF, offset by cash paid for issuance costs related to the proposed offering of our common stock.

Net cash provided by financing activities for the year ended December 31, 2013 was $29.5 million and is primarily the result of the issuance and sale of 28,825,492 shares of our Series B Preferred Stock for net proceeds of $28.7 million. Additional cash of $0.8 million was provided through our financing arrangement with MJFF. Net cash provided by financing activities for the year ended December 31, 2012 was $9.0 million and is the result of the issuance of convertible notes.

Operating capital requirements

To date, we have not generated any revenue from product sales or collaborations. We do not know when, or if, we will generate any revenue from product sales. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval of and commercialize CVT-301. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all of the risks incident in the development of drug products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. Upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. We anticipate that we will need substantial additional funding in connection with our continuing operations. We expect to increase spending for clinical trials, personnel related costs, process development and manufacturing activities. We had capital expenditures of $0.4 million, $1.7 million and $1.5 million for the years ended December 31, 2012 and 2013 and the six months ended June 30, 2014, respectively, and we expect no significant changes to our capital expenditures until the commercial launch of CVT-301.

Based on our current operating plan, we believe that the net proceeds we receive from this offering, together with our existing cash and cash equivalents and the $55.3 million in cash proceeds from our Series C Preferred Stock financing that we completed in August 2014, will be sufficient to fund our projected operating requirements into the second half of 2016 and completion of our pivotal Phase 3 clinical trial. However, we may require additional capital for the further development of our existing product candidates and may also need to raise additional funds sooner to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenue from our products, if ever, we expect to finance future cash needs through public or private equity or debt offerings and possible licensing opportunities. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing stockholders, increased fixed payment obligations and these securities may have rights senior to those of our common stock. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors. See “Risk factors—Risks related to our financial position and need for additional capital—We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.”

Contractual obligations and commitments

The following table summarizes our contractual obligations at December 31, 2013:

(in thousands)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating lease obligation(1)	$1,444	722	722	—	—
License agreement(2)	400	100	200	100	—

Total	$1,844	822	922	100	—

(1)	We sublease office and manufacturing space at 190 Everett Avenue, Chelsea, Massachusetts under a non-cancelable operating lease with Alkermes, a related party, which expires on December 31, 2015. We have the right to extend this sublease for two 5-year terms on economic terms determined by a process set forth in the sublease. The terms of our sublease match the terms of the original lease between Alkermes and the leasor, a non-related party.

(2)	Under the license agreement with Massachusetts Institute of Technology, or MIT, pursuant to which we license various patents, we are obligated to pay an annual license fee. This license agreement expires when all licensed patents have expired, which we expect to occur in 2017.

We also have obligations to make future payments to third parties that become due and payable on the achievement of commercial milestones (associated with commercial sales) or under certain other conditions. We have included the commitment to Alkermes on our balance sheet as contingent consideration and the commitment to MJFF as other long-term liabilities; however, they are not included on the table as the timing of the payments are not clearly established. These commitments are as follows:

•

Under the Alkermes Agreement, we licensed or acquired pulmonary development programs and INDs, underlying intellectual property and laboratory equipment associated with the pulmonary business of Alkermes. Under this agreement, we are obligated to pay Alkermes royalties for each licensed product. For licensed products sold by us or an affiliate, we will pay Alkermes a royalty in the mid-single digit percentages in aggregate. For licensed products sold by a collaboration partner, we will pay Alkermes the lower of either (1) a royalty in the mid-single digit percentage of net sales of licensed products in any given year, or (2) a percentage in the low-to-mid-double digits of all collaboration partner revenue received in such calendar year. Notwithstanding the foregoing, in no event shall the royalty paid be less than a low-single digit percentage of net sales of a licensed product in any given calendar year.

•	Under the Alkermes Agreement, we have the option to purchase the current commercial-scale manufacturing equipment from Alkermes for $30.0 million upon the earlier of (i) the assignment of the Alkermes Agreement to an acquirer of us, (ii) a certain number of years after the manufacture of an ARCUS product intended for sale by us or an affiliate or (iii) the manufacture of an ARCUS product intended for sale by a collaboration partner. The assets and the liability are not recorded until the option is elected. In the event we do not exercise the option, Alkermes has the right to terminate our sublease with them.

•	In connection with the Alkermes Agreement, we entered into a sublease with Alkermes regarding the facility at 190 Everett Avenue, Chelsea, Massachusetts. Our sublease is an operating lease that expires December 31, 2015, which we may extend for two five-year terms. Other than in connection with the option described above, this is a non-cancelable lease. For each extension period, the economic terms of the sublease will be determined by a process set forth in the sublease, and we will be required to provide a letter of credit in an amount equal to the full five-year lease obligation for each lease extension period.

•	Under the license agreement with MIT pursuant to which we license various patents, we will be required to pay a royalty on net sales of products covered by the in-licensed intellectual property by us or our sublicensees. The royalty is in the low-single digits. Our obligation to pay royalties from this license ends when the patents expire in 2017.

•	Under the research award from MJFF, a repayment provision will require us to return payment to MJFF for the $1.0 million of research and development funding received upon attaining specific levels of future product sales, or if we elect to suspend or cancel further product development.

We enter into contracts in the normal course of business with CROs for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

Off-balance sheet arrangements

We have never had, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Net operating loss and research and development tax credit carryforwards

As of December 31, 2013, we had federal net operating loss carryforwards of approximately $38.7 million and state net operating loss carryforwards of approximately $38.2 million, which expire at various dates through 2033. As of December 31, 2013, we also had federal and state research and development tax credit carryforwards of approximately $1.2 million. The federal and state research and development tax credits begin to expire in 2026.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of our net operating losses and credits before we can use them. We have recorded a valuation allowance on all of our deferred tax assets, including our deferred tax assets related to our net operating loss and research and development tax credit carryforwards.

Quantitative and qualitative disclosures about market risks

We are exposed to market risk related to changes in interest rates. As of December 31, 2012 and 2013, we had cash and cash equivalents of $13.5 million and $24.1 million, respectively. As of June 30, 2014, we had cash and cash equivalents of $13.9 million. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash is moved overnight into a sweep account. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 100 basis point change in interest rates would not have a material effect on the fair market value of our portfolio. The interest rate on future draws on our senior secured credit facility is sensitive to changes in interest rates. The interest rate on future draws is indexed to the 3-month LIBOR curve. A 100 basis point increase in the 3-month LIBOR curve would not have a material effect on our future operations.

BUSINESS

Overview

We are a biopharmaceutical company focused on developing and commercializing transformative therapeutics using our proprietary ARCUS technology, with an initial focus on treating debilitating OFF episodes, the unpredictable re-emergence of symptoms, in patients with Parkinson’s disease, or PD. We recently completed a Phase 2b clinical trial for our lead product candidate, CVT-301, demonstrating the ability to rapidly and predictably treat OFF episodes as they occur. PD is a progressive neurodegenerative disorder resulting from the gradual loss of certain neurons responsible for producing dopamine. It is characterized by symptoms including tremor at rest, rigidity and impaired movement. The standard of care for the treatment of symptoms of PD remains oral levodopa, or L-dopa, a drug approved over 40 years ago. While efficacious, oral dosing of L-dopa has significant limitations resulting in wide variability in the timing and amount of L-dopa absorption into the bloodstream, leading to unreliable control of PD symptoms resulting in the emergence of OFFs. CVT-301 is being developed as a self-administered, adjunctive as needed, inhaled L-dopa therapy for OFF episodes, providing rapid delivery of L-dopa to the brain to be used in conjunction with, but not as a substitute for, a patient’s individually optimized oral L-dopa regimen. We expect to initiate our pivotal Phase 3 clinical trial for CVT-301 by early 2015 relying on the abbreviated 505(b)(2) regulatory pathway in the United States.

PD is the second most common neurodegenerative disorder worldwide. Over one million people in the United States and between seven and 10 million people worldwide suffer from PD. The majority of PD patients experience OFF episodes, which increase in frequency and severity during the course of their disease. OFF episodes are considered one of the greatest unmet medical needs facing PD patients as they often result in patients’ inability to perform simple daily tasks such as eating, bathing and dressing. As the disease progresses, patients are often forced to leave the workforce early and become increasingly dependent on care-givers. We believe the current addressable market for CVT-301 in the United States and Europe alone is approximately 350,000 patients and 420,000 patients, respectively.

CVT-301 is comprised of proprietary formulated dry powder capsules containing L-dopa, administered through a proprietary, pocket-size, reusable inhaler. We have shown that CVT-301 is easy for PD patients to use. Over the course of our clinical trials, PD patients have successfully self-administered drug or placebo contained in approximately 11,100 capsules during approximately 4,500 OFF episodes, taking, on average, 30 seconds per capsule. In our recently completed Phase 2b take-home clinical trial, we met our primary endpoint with statistical significance demonstrating that CVT-301 provides patients with a rapid, clinically important improvement in motor function. Patients treated an average of two OFF episodes per day in this trial, and CVT-301 provided onset of action within 10 minutes with durable effects lasting for the entire 60 minutes measured in the trial and was safe and well tolerated.

Pulmonary administration of drugs provides an efficient and rapid path for systemic delivery via the bloodstream as well as local delivery to the lung due to the large, highly vascularized surface of the lung. Inhaled therapies have traditionally relied on small, dense particle aerosols requiring significant energy for dispersion, limiting dosing for breath-actuated inhalers to microgram or single digit milligram, or mg, quantities. Our proprietary ARCUS technology uniquely enables the delivery of precise doses of dry powder drug product of over 50 mg per inhalation utilizing a pocket-size breath-actuated inhaler. This is achieved by formulating active drug into large, porous particles. The large particle size enables powders to be dispersed at much lower energies while the porous nature allows the particles to retain the optimal aerodynamic size for effective lung delivery. A consistent dose is delivered using a patient’s natural inhalation. Our ARCUS technology allows us to administer large therapeutic doses via pulmonary administration, which we believe presents a highly compelling opportunity to effectively treat many diseases.

We have a robust patent portfolio relating to CVT-301 and our ARCUS technology which covers, among other things, important aspects of the formulated drug product, the inhaler, the method of delivery of drug and the manufacturing processes for CVT-301.

We retain global commercial rights to CVT-301. We expect to commercialize CVT-301 ourselves in the United States and anticipate that a targeted sales effort of approximately 85 to 100 sales representatives that we believe will enable us to effectively market CVT-301 in the United States primarily to high-prescribing neurologists. We may choose to partner with companies that have the necessary expertise to develop and commercialize CVT-301 in ex-U.S. markets.

Civitas was founded in 2009. Our ARCUS technology was acquired from the pulmonary delivery division of Alkermes. CVT-301 drug product and other ARCUS products will be manufactured in our state-of-the-art, 90,000 square foot facility located in Chelsea, Massachusetts. The facility was built by Alkermes in 2002 specifically for the commercial-scale manufacture of dry powder ARCUS-based products. Over the course of a prior collaboration between Alkermes and Eli Lilly to produce inhaled insulin, over 36 million capsules of ARCUS-formulated insulin were filled and over one million doses delivered in clinical trials. Eli Lilly and Alkermes ended their collaboration in 2008, following which Alkermes made the decision to deprioritize pulmonary delivery. We have produced GMP-quality human doses of CVT-301 for Phase 1 and Phase 2 clinical trials, and are now producing GMP-quality CVT-301 powder for our pivotal Phase 3 clinical trial. The facility has capacity to produce over 300 million capsules per year, enabling us to meet anticipated commercial needs of CVT-301 and additional products.

Our strategy

Our vision is to build a biopharmaceutical company focused on developing and commercializing transformative therapeutics using our proprietary ARCUS technology, with an initial focus on treating debilitating OFF episodes in patients with PD. Key elements of our strategy include:

•	Rapidly advance development of and seek regulatory approval for CVT-301 for the treatment of the unexpected and debilitating OFF episodes experienced by PD patients. Results from our completed Phase 2b clinical trial demonstrate that CVT-301 can rapidly and reliably improve motor function in patients suffering OFF episodes. We are pursuing the development and approval of CVT-301 under the 505(b)(2) pathway, which allows an abbreviated path to approval relying on a single pivotal Phase 3 trial. We anticipate initiating our pivotal Phase 3 clinical trial of CVT-301 by early 2015 and, if successful, intend to file for regulatory approval in the United States by the end of the first quarter of 2017.

•	Build our organizational infrastructure to commercialize CVT-301 in the United States. Based on market research that we have conducted, we believe that we can adequately address the neurology prescriber market for PD. We plan to commercialize CVT-301 with a sales force of approximately 85 to 100 sales representatives that we believe will enable us to effectively market CVT-301 in the United States primarily to approximately 10,000 to 12,000 high-prescribing neurologists. We believe a sales force of this size can efficiently reach these physicians to provide for robust commercial adoption of CVT-301.

•	Advance the development and commercialization of CVT-301 outside the United States. With over six million PD patients outside of the United States, we believe the ex-U.S. opportunity for CVT-301 is significant. To advance the overall value of CVT-301, we may choose to partner with companies that have the necessary expertise to develop and commercialize CVT-301 in major markets outside of the United States.

•	Utilize in-house commercial-scale manufacturing capabilities to ensure reliable product supply. CVT-301 is manufactured in our GMP 90,000 square foot facility in which over 36 million human doses of ARCUS-based products have been manufactured to date. Furthermore, we have produced and assembled GMP-quality CVT-301 powder and inhalers for our Phase 1 and 2 clinical trials, and are now producing GMP-quality CVT-301 powder for our pivotal Phase 3 clinical trial, utilizing the same formulation and manufacturing practices anticipated for commercial launch. We believe our current manufacturing capabilities and infrastructure are able to support global commercial launch of our product.

•	Leverage our validated technology and approach to advance additional ARCUS-based products into clinical development. We are evaluating additional product opportunities to address significant unmet medical needs that can be addressed by our proprietary ARCUS technology. Our primary focus will be on proven therapeutics where inhaled delivery from a simple, patient-friendly device in large doses can uniquely address a high unmet clinical need. As with our lead program, this allows us to deliver large doses of proven molecules that can be absorbed into the bloodstream for systemic effect. This approach also enables us to treat diseases of the lung directly. We believe opportunities that incorporate proven drugs should have relatively shorter development time and lower development costs compared to new active agents.

Background

PD overview

PD is a progressive neurodegenerative disorder that results from the gradual death of certain neurons in an area of the brain called the substantia nigra. These neurons are responsible for producing dopamine and aid in regulating motor control, among other functions. Dopamine is an essential chemical messenger that enables smooth, coordinated movements of both voluntary and involuntary muscles throughout the body. The lack of dopamine in patients with PD results in symptoms including tremor at rest, rigidity and impaired movement, including slowness of movement, or bradykinesia. The onset of symptoms and speed of progression of disease differs for each patient afflicted with the disorder. Initially, a patient may experience an occasional tremor. As the disease progresses, however, motor function gradually worsens until a patient is no longer able to perform normal daily tasks such as eating, bathing and dressing. Ultimately, the effects of PD have a devastating impact on the lives of patients and their families, impairing the ability of patients to work or care for themselves, leading to an increased reliance on caregivers and long-term care in their homes or in specialized facilities.

PD is the second most common neurodegenerative disorder worldwide. Over one million people in the United States and between seven and 10 million people worldwide suffer from PD. Its prevalence increases with age; approximately 1% of those aged 60 years or older and 4% or more of those aged 80 years or older are affected. The debilitating effects of PD result in a significant economic burden for patients, caregivers and the healthcare system in general. A 2013 study estimated the economic burden of PD to be at least $14.4 billion in 2010 in the United States and is projected to grow substantially. Additionally, the indirect costs due to missed work and job loss were approximately $6.3 billion per year in 2010.

Current PD treatment approaches and inherent limitations

There is no cure or disease-modifying treatments currently available for PD. Current treatment strategies are focused on the management and reduction of the major symptoms of the disease and related disabilities. These therapies either aim to supplement dopamine levels in the brain, mimic the effect of dopamine in the brain by stimulating dopamine receptors or prevent the enzymatic breakdown of dopamine.

The standard-of-care regimen for symptomatic treatment of PD is L-dopa, which was the first drug approved specifically for PD over 40 years ago. L-dopa is a natural precursor of dopamine that is converted to dopamine by DOPA decarboxylase, an enzyme found throughout the body. L-dopa is administered in lieu of dopamine itself because dopamine does not cross the blood-brain barrier while L-dopa is capable of reaching the brain where it is then converted to dopamine, allowing for dopamine to exert its effects on dopaminergic neurons in the substantia nigra. L-dopa is most commonly administered orally, and almost always in combination with a DOPA decarboxylase inhibitor, which is unable to cross the blood-brain barrier. Co-administration of DOPA decarboxylase inhibitors with L-dopa limits peripheral conversion of L-dopa in the blood, enabling increased amounts of L-dopa to reach the brain where it is converted to dopamine. Additionally, reducing peripheral conversion to dopamine helps to avoid side effects such as nausea and low blood pressure caused by the conversion of L-dopa outside of the brain. In the United States, the DOPA decarboxylase inhibitor is referred to as carbidopa, or CD. When given in combination with L-dopa, this treatment regimen is referred to as LD/CD.

After decades of use, L-dopa remains the most efficacious and widely used treatment for PD. Market research and analysis of prescription data suggests an estimated 75% of U.S. PD patients and 70% of EU PD patients rely on L-dopa as the backbone of their treatment regimen to manage motor function and related symptoms of PD. L-dopa improves motor function as long as its levels in the brain remain within an individual’s therapeutic range. Variations in L-dopa concentrations outside of the therapeutic range are the determining factor for motor fluctuations. When levels are below the therapeutic range, patients do not experience adequate control of motor symptoms. If L-dopa levels exceed the therapeutic range, patients typically experience involuntary movements, which are referred to as dyskinesias. Patients describe dyskinesias as either “troublesome” or “non-troublesome” depending upon how burdensome they are to the patients’ quality of life. Using currently available oral treatment options, it is extremely challenging for physicians to create a customized patient-specific regimen that consistently maintains L-dopa levels within a patient’s therapeutic range due to both the inherent nature of the L-dopa chemical structure as well as the physiologic manifestations of the disease in patients.

The challenges to the use of oral L-dopa include:

•	Challenges related to L-dopa chemical structure and its oral delivery:

•	Reduced active transport and food effect. L-dopa must be actively absorbed, or transported, through the gastrointestinal, or GI, tract into the bloodstream. The ability of L-dopa to reach its specific absorption site is dependent on its ability to move reliably through the GI tract. GI transport is frequently slowed by meals, decreasing the amount of L-dopa that can be absorbed when it is given orally near mealtime. Additionally, in the specific portion of the GI tract where this transport occurs, L-dopa competes with food (specifically amino acids in food) for active transport. The frequency with which L-dopa is administered throughout the day due to its short elimination half-life complicates dosing, as patients have difficulty planning meals around their complex oral dose regimens in order to minimize the impact on their L-dopa absorption.

•	Reduced available dopamine due to metabolic pathways. A portion of the L-dopa reaching the bloodstream from the GI tract may be deactivated in the GI wall and the liver prior to reaching the brain.

•	Challenges related to motor dysfunction in PD patients:

•	Challenges with swallowing. PD patients frequently have difficulty swallowing oral medications.

•	Reduced involuntary muscle movement. PD patients have unpredictable digestion and delayed gastric emptying, which can further impact effective L-dopa absorption resulting in unreliable blood levels.

The following graph from a study we conducted illustrates the variability in L-dopa blood levels after giving PD patients the same dose of oral L-dopa under the identical (fasted) conditions. A few patients experienced peak L-dopa levels in their plasma within 45 minutes; in others, L-dopa levels took 60 minutes or longer to reach peak plasma levels. While this graph captures the variability of oral L-dopa absorption between patients, the disease-specific challenges contribute to similar variability occurring within an individual patient as well. This variability is a significant contributor to the unreliability of oral L-dopa and highlights the challenge that patients face every day in not knowing if and when their medication will take effect.

As a result of these challenges, patients are unable to predictably and reliably count on oral L-dopa to keep themselves in their therapeutic range and to treat their PD symptoms. Each PD patient’s symptoms and disease manifestations are different, requiring physicians and caregivers to create a highly customized regimen of LD/CD dose and frequency in order to keep patients in their therapeutic range. Despite efforts by physicians to continually optimize and individualize patients’ regimens, the unreliability of oral L-dopa results in episodes of unexpected and rapid return of PD symptoms. This unpredictable re-emergence of PD symptoms is referred to as an OFF episode, or a period of time when the effect of patients’ oral LD/CD therapy is “OFF” or not working to adequately address their symptoms. These episodes may also be preceded by such non-motor symptoms as pain, tingling and anxiety, which can alert patients that motor symptoms are returning.

Market research indicates OFF episodes are considered one of the most important issues facing PD patients as expressed by key constituents, including patients, physicians, caregivers and third-party payors. The chart below reflects the results of a survey of 38 PD patients that we commissioned, in which OFF episodes were identified as the issue of greatest concern.

The unpredictability of OFF episodes can have a tremendous impact on patients’ daily lives. The potential for unexpected loss of motor control can often result in patients’ avoidance of certain social settings and hinder performance of simple daily tasks such as eating, bathing and dressing. As the disease progresses, patients are often forced to leave the workforce early and become increasingly dependent on care-givers.

We believe there is a substantial addressable worldwide market for CVT-301. In the United States alone, over one million people suffer from PD. U.S. physician market research indicates that approximately three-quarters of treated PD patients receive L-dopa as part of their regimen, and at any one point in time, approximately half of these patients experience OFF episodes. As a result, we estimate that there is a current addressable market for CVT-301 in the United States of approximately 350,000 patients. Additionally, market research indicates that approximately one-half of the over 850,000 PD patients in the United Kingdom, Germany, France, Spain and Italy experience OFF episodes at any one point in time. As a result, we estimate that there is a current addressable market for CVT-301 in these European countries of approximately 420,000 patients.

OFF episodes occur with greater likelihood and frequency as the disease progresses, with approximately 70% of PD patients taking oral L-dopa for more than nine years estimated to experience OFF episodes. A survey of 71 U.S. neurologists estimated that of their patients who experience OFFs, approximately one-third experience fewer than three OFFs per week, one-third experience three to seven OFFs per week, and one-third experience more than seven OFFs per week. In another survey of 15 neurologists in the United Kingdom, Germany, France, Spain and Italy, physicians estimated that of their patients who experience OFFs, just under one-fifth experience fewer than three OFFs per week, with approximately one-third experiencing three to seven OFFs per week, and just over 50% of the patients experience more than seven OFFs per week. Physicians in both surveys further indicated that they currently do not have any adequate solutions to address OFFs.

Addressing OFF episodes

We believe that the recognition by physicians of the need to treat OFF episodes when they occur presents an opportunity for novel treatment approaches which serve as adjunctive therapies to baseline oral L-dopa regimens. The variability associated with oral administration of L-dopa results in approximately half of patients experiencing OFF episodes, despite being on individually optimized regimens that are intended to keep patients within their therapeutic range. This variability, coupled with other PD patient specific limitations, limits the utilization of oral L-dopa as an effective on-demand treatment for OFF episodes. Patients simply cannot rely on oral L-dopa to rapidly reverse the course of an evolving OFF episode or to improve or eliminate the symptoms experienced during an OFF episode.

Currently, the only approved on-demand treatment to provide rapid relief from OFF episodes is a self-administered, subcutaneous injection of apomorphine. Apomorphine is a dopamine agonist that works to mimic the effect of dopamine in the body by binding to dopamine receptors. Apomorphine is associated with several safety and tolerability challenges, including nausea, vomiting, lowering of blood pressure and orthostatic hypotension and the development of a variety of neuropsychiatric complications, such as psychosis. In addition, injectable apomorphine can be difficult for PD patients experiencing OFF episodes to self-administer and often results in injection site reactions. Also complicating its adoption is the requirement for injectable apomorphine to be initially administered and titrated in the physician’s office. We believe the challenges with tolerability, complicated dosing and titration requirements and the need for administration by injection have contributed to low market uptake for injectable apomorphine.

Many attempts have been made to create formulations of L-dopa that can address the unreliability of oral administration and reduce the occurrence of OFF episodes. These approaches, which include using controlled release formulations, effervescent tablets and chemical modification of L-dopa, have been unable to fully address the challenge of achieving predictable and rapid transport across the GI tract. Additionally, delivery of L-dopa through the skin, or transdermally, has so far been unsuccessful in part due to the large amount of L-dopa needed to produce therapeutic effect through this route. An additional approach that has been approved in the EU for advanced patients who suffer from severe motor fluctuations despite optimized oral treatment utilizes a continuous administration of LD/CD through a tube surgically implanted into the intestine. As these approaches are either limited in efficacy or highly invasive, the majority of PD patients experiencing OFF episodes are still in great need of a solution to manage their day-to-day motor fluctuations.

CVT-301: A self-administered, on-demand, inhaled formulation of L-dopa being developed as a predictable, reliable, rapid and durable treatment of debilitating OFF episodes

CVT-301 Overview

Our lead program, CVT-301, is being developed as a proprietary inhaled, adjunctive therapy to baseline oral L-dopa regimens for consistent and rapid treatment of debilitating OFF episodes associated with PD while fitting seamlessly into a patient’s individually optimized therapeutic regimen. We believe CVT-301 would be valuable to any PD patient being treated with an L-dopa-based therapy who experiences OFF episodes. CVT-301 is a system comprised of a dry powder L-dopa formulation that is contained within blister-packed capsules and a proprietary, pocket-size, reusable inhaler. When patients begin to experience the onset of an OFF episode, they simply load the L-dopa containing capsule into the reusable inhaler and take a comfortable inhalation to deliver L-dopa into the lung. We anticipate that a full dose will consist of two capsules and two corresponding inhalations. Once the drug is inhaled, the large surface area of the lung provides an efficient point of entry for L-dopa into the bloodstream and a rapid route to the brain within minutes of administration. Delivering L-dopa through the pulmonary route bypasses the GI tract, increasing the total amount of available drug to the brain while avoiding complicating factors of GI transport.

CVT-301 utilizes our proprietary ARCUS technology. ARCUS technology enables the delivery of precise doses of dry powder drug product, utilizing a pocket-size breath-actuated inhaler, with the ability to deliver over 50 mg of drug per inhalation, which is well beyond the range of other currently approved breath-actuated, pocket-sized inhaler delivery technologies. This is achieved by formulating active drug into large, porous, respirable particles. The large particle size enables powders to be dispersed at much lower energies while the porous nature allows the particles to retain the optimal aerodynamic size for effective lung delivery. A consistent dose is delivered across a wide range of patient inhalation flow rates.

With the completion of the Phase 2b study, 105 patients and healthy volunteers have safely received and reliably self-administered CVT-301 in clinical trials in the United States and Europe, which have demonstrated that CVT-301 provides PD patients with a rapid, clinically important and statistically significant improvement in motor function. In our recently completed Phase 2b clinical trial, patients treated approximately 4,500 OFF episodes, an average of approximately two OFF episodes per day per patient. Patients were able to easily prepare and self-administer CVT-301 in the OFF state and, on average, needed only approximately 30 seconds per capsule to take the required dose. All patients were able to use the inhaler system; no patients were excluded from participation or withdrew from the study because of an inability to use the inhaler system. We believe these data demonstrate patients’ willingness and ability to use the product as intended. Phase 2 clinical trial data also demonstrated the ability of CVT-301 to quickly, durably and consistently relieve the motor symptoms associated with an OFF episode with no worsening of troublesome dyskinesia. Further, CVT-301 was demonstrated to be safe and well-tolerated and was not associated with any adverse effects on lung function or cardiovascular safety parameters.

Based on our successful Phase 2b clinical trial data, we intend to initiate our pivotal Phase 3 clinical trial by early 2015 and, if successful, file for regulatory approval for CVT-301 in the United States by the end of the first quarter of 2017. We retain worldwide commercial rights to CVT-301, and we intend to build a focused sales force of 85 to 100 sales representatives that we believe will enable us to effectively market CVT-301 in the United States primarily to high-prescribing neurologists if CVT-301 is approved. We may choose to partner with companies that have the necessary expertise to develop and commercialize CVT-301 in ex-U.S. markets.

CVT-301 Product Development Experience

Development and regulatory registration pathway

We designed the non-clinical and clinical development programs for CVT-301 to demonstrate its key attributes of ease of use and consistent, rapid, and durable relief from OFF episodes. Our overall objectives are to establish CVT-301 as a safe and effective treatment of intermittent OFF episodes in PD patients as an adjunctive therapy to their individualized baseline L-dopa regimens.

Discussions with the FDA to date indicate that CVT-301 qualifies for review through the 505(b)(2) pathway, which would allow an abbreviated pathway to approval. The 505(b)(2) pathway provides an abbreviated regulatory path to FDA approval for new or improved formulations, or new uses of previously approved products, by enabling an applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of the NDA. The L-dopa used in CVT-301 is not chemically different from L-dopa that is currently being used orally by PD patients; rather, it is incorporated into an ARCUS formulation using excipients that have been used in FDA-approved inhaled products. The FDA has given us guidance that we will be allowed to reference both non-clinical and clinical information that was part of the registration filing for L-dopa-containing products and would support potential approval based on data from a single six-month nonclinical rodent inhalation toxicity study and a single pivotal placebo-controlled, double-blind Phase 3 clinical trial. In this way, the 505(b)(2) pathway offers us the opportunity to obtain FDA approval for CVT-301, and other ARCUS products based on already approved drugs, at a lower cost and in a shorter period of time than is typically possible for new chemical entities.

The below diagram provides an overview of our completed and planned clinical activities for CVT-301 and our expected timing for our planned activities. The timeline indicated below reflects our current expectations regarding our clinical activities and is subject to change.

To date, we have successfully completed Phase 1, Phase 2a and Phase 2b clinical trials for CVT-301. We held an end-of-Phase 2 meeting with the FDA in July of 2014 where the FDA offered guidance on our Phase 3 plans. We are preparing to commence a single, pivotal Phase 3 clinical trial for CVT-301 by early 2015, utilizing similar endpoints and trial design to our successful Phase 2b clinical trial.

Planned clinical trials

Pivotal Phase 3 (CVT-301-004)

The pivotal Phase 3 clinical trial will closely follow the design of our recently completed Phase 2b clinical trial. Our Phase 2b clinical trial was a one-month take-home study with the UPDRS Part 3 primary endpoint measured at the end of four weeks of treatment. Given the successful results of the Phase 2b clinical trial and the similar design of our pivotal Phase 3 clinical trial to the Phase 2b clinical trial, we believe that we are well-positioned for success in our pivotal Phase 3 clinical trial. We anticipate commencing our pivotal Phase 3 clinical trial by early 2015. Our pivotal Phase 3 clinical trial will have a duration of three months with a similar UPDRS Part 3-based primary endpoint. We intend to enroll approximately 345 patients for the pivotal Phase 3 clinical trial compared to 86 patients for the Phase 2b clinical trial, and we intend to deliver the 50 mg dose in two capsules as compared to three capsules used in the Phase 2b clinical trial. Patients who complete our pivotal Phase 3 clinical trial may be eligible to enroll into a 12-month extension study (CVT-301-004E) for evaluating longer-term safety data.

Long-term safety

In accordance with FDA guidance for pulmonary delivery studies, we intend to collect 12-month safety data for CVT-301 in patients experiencing OFF episodes. We plan to do this by having patients who complete our pivotal Phase 3 clinical trial (CVT-301-004) roll into a 12-month extension study (CVT-301-004E). In addition, we plan to conduct an open-label 12-month, randomized study of the safety of CVT-301 compared to standard of care-treated controls outside North America (CVT-301-005) in PD patients experiencing OFF episodes. It is expected that at least 200 patients will receive CVT-301 in this study. We believe that the numbers of patients that are expected to be treated and the planned duration of treatment will be adequate to meet regulatory requirements.

Finally, we may choose to conduct a 12-month non-interventional observational study of patients who are not on inhaled drug or placebo, to monitor for longer-term pulmonary safety for an untreated PD patient population (CVT-301-005C).

Additional planned studies—special populations

We plan to conduct two required clinical pharmacology studies in smokers/non-smokers and asthmatics to evaluate the acute safety and L-dopa pharmacokinetics following CVT-301 administration. We intend to conduct these required studies, which do not need to be conducted in patients with PD, in parallel with our pivotal Phase 3 clinical trial. The main purpose of these studies is to inform CVT-301 product labeling.

Completed clinical trials

Phase 2b (CVT-301-003)

Phase 2b clinical trial overview. We have successfully completed a Phase 2b clinical trial of CVT-301 in 86 PD patients. The Phase 2b clinical trial was structured as a randomized, double-blind, placebo-controlled, multicenter study of inhaled CVT-301 or placebo for the treatment of up to three OFF episodes per day, excluding early morning OFFs. We are not developing CVT-301 to address OFF episodes upon waking, also known as early morning OFFs, because the appropriate dose needed for a patient’s motor symptom control to return in the absence of baseline oral L-dopa therapy has not been determined. The trial had three periods: screening, treatment, and follow-up, with a total of seven planned visits (two screening visits, four treatment visits, and one follow-up visit). For each subject, the planned treatment period was approximately four weeks, and the total study duration (including screening, treatment and follow up) ranged from approximately eight to 10 weeks. No change in the dose or dosing schedule of a subject’s individually optimized oral LD/CD PD medications was permitted from the end of screening until the final study visit.

Subjects were randomly assigned in a 1:1 ratio to receive self-administered doses of inhaled CVT-301 or placebo as needed, except for early morning OFFs. Patients were instructed to treat themselves up to a maximum of three times per day and were not permitted to use CVT-301 for the treatment of OFF upon awakening. Two CVT-301 dose levels were examined during the study: dose level 1 (DL1) of approximately 35 mg L-dopa dose delivered to the lung, and dose level 2 (DL2), of approximately 50 mg L-dopa delivered to the lung per treated episode. The first dose of blinded inhaled study drug, DL1, was given in the clinic at Visit 3 (i.e., two capsule inhalations of either CVT-301 or placebo, with each capsule of CVT-301 delivering approximately 17.5 mg). The first dose of blinded study drug at DL2 was administered in the clinic at Visit 5 (i.e., three capsule inhalations of either CVT-301 or placebo).

Evaluation criteria and endpoints. The primary endpoint in the study was defined as the mean change from pre-dose in the average Unified Parkinson’s Disease Rating Scale, or UPDRS, Part 3 score at various scheduled times ranging from 10 to 60 minutes post-dose in-clinic at Visit 6 (DL2). The UPDRS Part 3 is a widely-used scale that combines a clinician’s evaluation on a 5-point scale of several motor functions, including movement, speech, tremor, posture and gait. UPDRS Part 3 is commonly used as the primary endpoint in clinical trials evaluating the efficacy of PD treatments. Changes of 2.5, 5.2 and 10.8 points on the UPDRS Part 3 scale are viewed as minimal, moderate and large clinically important differences, respectively. The statistical significance of a result is captured by the associated “p-value”, or the estimated probability that the observed effect is by chance. A “p-value” of less than 0.05 implies that there is less than a 5% probability that the observed effect is by chance, and is generally accepted as a statistically significant effect.

Efficacy was evaluated from both in-clinic and at-home (outpatient) assessments, as outlined by the following criteria:

•	In-clinic criteria. The following measurements were recorded:

•	UPDRS Part 3 motor score;

•	Time to resolution of an OFF episode to an ON state, or return of motor symptom control, after study drug was administered in the clinic; and

•	Occurrence, duration and severity of dyskinesia following study medication administration.

•	At-home criteria. The following measurements were recorded:

•	Subject reported time to resolution of an OFF episode to an ON state after study drug was administered; and

•	PD diary information on the amount of time each day that a patient experienced motor symptom control during their waking hours without dyskinesia (troublesome and non-troublesome) and OFF time.

•	Exploratory evaluations of the following standard measures were performed. Additional exploratory evaluations included the following:

•	Patient Global Impression of Change (PGI-C); and

•	39-question Parkinson’s Disease Questionnaire (PDQ-39).

Phase 2b subject eligibility. Male and female subjects who were eligible for participation in the study were between the ages of 30 and 80 years, had idiopathic, or no known cause, PD diagnosed after the age of 30 years, had experienced motor fluctuations for a minimum of two hours of average daily OFF time per waking day (excluding early morning OFFs), and showed acceptable L-dopa responsiveness. Subjects must have been on a stable oral L-dopa-containing therapy dose/regimen at least two weeks prior to Screening Visit 1; the LD/CD regimen must have included a dose schedule administration at least four times during the waking day. Subjects needed to have been stable on other PD medications for at least four weeks prior to Screening Visit 1 and were instructed not to change their daily medication doses during the study. Patients also needed to meet certain requirements as to lung function.

Summary of phase 2b patient demographics. The below table shows the demographics of the patients in the Phase 2b study. The patient characteristics are similar to those in our earlier Phase 2a study as well as other clinical-phase studies for approved therapeutics used to treat PD, such as those for Azilect. On average, the patients were approximately 62 years old, had been diagnosed with PD nearly a decade prior, had been on L-dopa therapy for approximately eight years and had been experiencing fluctuations for approximately four years. The average daily oral L-dopa dose was approximately 770 mg, divided over nearly six doses per day with an average inter-dose interval of approximately 2.7 hours. Despite taking L-dopa approximately every three hours, along with other oral agents, patients still experienced an average of 3.6 OFF episodes per day with an average daily OFF time of nearly six hours (self-reported in the PD diary), or over a third of their waking hours.

Phase 2b Patient Demographics	Phase 2b Patients (n = 86) Mean (SD) [range]
Age (years)	62.4 (8.7)
Time since PD Diagnosis (years)	9.4 (3.9)
Duration of LD Therapy (years)	7.8 (3.9)
Time since emergence of fluctuations (years)	4.3 (3.6)
Average OFF time per day (hour) — from PD Diary	5.8 (2.0)
Average number of OFF episodes per day	3.6 (1.1)
UPDRS Part 3 score in OFF state at screening	35.8 (12.0)
UPDRS Part 3 score in ON state at screening	17.5 (9.0)
Scheduled daily LD doses	5.9 (1.9)
LD Inter-dose Interval (hour)	~2.7
Total daily oral LD dose (mg)	770 (306) [250-1800]
Other oral PD medications	Dopamine Agonists ~65% COMT Inhibitors ~40% MAO-B Inhibitors ~40% Amantadine ~33%

Summary of phase 2b efficacy results. Administration of both the CVT-301 dose levels, approximately 35 mg and 50 mg doses, resulted in clinically important and statistically significant improvements in both objective and subjective responses. CVT-301 was used on average approximately two times per day. Over the course of the study, approximately 4,500 OFF episodes were treated with average self-administration time for patients of approximately 30 seconds per capsule.

CVT-301 met the primary endpoint of statistically significant reduction in mean UPDRS Part 3 motor score from placebo at Visit 6.

Further, CVT-301 demonstrated clinically important and statistically significant reductions in mean UPDRS Part 3 at all evaluated time points, including 10, 20, 30 and 60 minutes for both the approximately 35 mg and 50 mg tested doses at Visits 4, 5 and 6. As we anticipated, the placebo response, which is a well-characterized and robust effect in PD trials that is tied to the expectation of benefit, was observed to decrease over the course of the office visits. We believe this can be attributed to the patient’s expectations of the benefit decreasing over time as the experienced effects of the placebo did not meet the patient’s expectations.

The following figure shows the mean change in the UPDRS Part 3 motor score at Visits 4 and 6.

Visit 4: DL1 (35 mg) or placebo; Visit 6: DL2 (50 mg) or placebo. Visit 6 (shaded) was the visit from which the primary endpoint was defined.

CI = confidence interval; Pbo = placebo

Clinically important UPDRS Part 3 improvements were evident as early as 10 minutes post-dose. At Visit 6, following treatment with CVT-301, clinically important responses were sustained until at least 60 minutes post-dose. Differences between CVT-301 and placebo were statistically significant at each post-dose time point and are noted in the table below, with the mean change resulting from CVT-301 use from the baseline at each time point noted in the graph. As stated above, changes of 2.5, 5.2 and 10.8 on the UPDRS Part 3 scale are viewed as minimal, moderate and large clinically important differences, respectively. Therefore, as shown below, the differences between CVT-301 and placebo at each time point were clinically important.

Visit 6: SEM = standard error of the mean

Mean change in UPDRS Part 3 motor score at 10, 20, 30 and 60 minutes post-study medication at Visit 6

Furthermore, even with an average use of only approximately two times per day, CVT-301 was associated with an approximately 30% to 35% average reduction in total daily OFF time by the end of the four-week trial period.

Summary of Phase 2b safety results and adverse events.    Administration of CVT-301 was generally safe and well-tolerated. There were no serious AEs and the incidence of “drug-related” AEs was similar between treatment groups. The most common AE was lightheadedness, which was reported in two placebo subjects and three CVT-301 subjects. AEs of cough were reported for one subject treated with placebo and four subjects treated with CVT-301. No cough AEs led to dose reduction or withdrawal from the study; all were mild in severity. With regards to pulmonary safety, respiratory rate was unchanged with study drug treatment; there were no changes in mean or maximal respiratory rate with inhalation of CVT-301 or placebo. No treatment associated adverse effects on lung function were observed. No abnormalities were observed in electrocardiograms, or ECGs, vital signs (blood pressure, heart rate) or clinical laboratory data.

Finally, no increase in troublesome or non-troublesome dyskinesia was observed with CVT-301 at both tested doses during at-home use as reported in the PD diary.

Phase 2a (CVT-301-002)

In 2013, we completed a Phase 2a single dose, in-office, dose-finding investigation of CVT-301 in PD patients who experience OFF episodes while on a standard of care regimen with scheduled daily doses of oral L-dopa. The study was a randomized, placebo- and active-controlled, double-blind (with respect to inhaled treatments only) study. The main objectives of this study were to evaluate the safety and tolerability of inhaled CVT-301 in PD patients experiencing OFF episodes and to characterize L-dopa pharmacokinetics and changes in motor function resulting from administration of CVT-301.

A total of 24 patients participated in the study. Study medication (approximately 25 mg L-dopa, approximately 50 mg L-dopa or inhaled placebo) was administered to patients at least four hours following their prior usual oral PD medications, after they were confirmed to be in the OFF state. Changes in motor function were assessed following administration of CVT-301 by several clinically accepted measures, including UPDRS Part 3 and timed finger tapping. The timed tapping test measures how quickly a patient can accurately move an index finger between two targets over a 30 second period. Both measures are used to quantify a patient’s level of motor function.

L-dopa pharmacokinetics following CVT-301 administration were demonstrated to be rapid and consistent. Compared to placebo, treatment with the 50 mg dose of CVT-301 resulted in a statistically significant improvement in both mean change from baseline in UPDRS Part 3 (p = 0.0157) and tapping score (p = 0.0111) as measured from the first post-treatment assessment (five minutes for tapping score; 15 minutes for UPDRS Part 3) through 180 minutes post-treatment. The improvements in motor function lasted for approximately 90 to 100 minutes during the post-treatment assessment period, as reflected in the graph below.

Patients could safely inhale CVT-301 up to the highest planned dose (approximately 50 mg of L-dopa) during an OFF state. There was no increase in incidence or severity of dyskinesia relative to oral L-dopa. There were no treatment-related serious AEs or AEs leading to study withdrawal. The most common AE was mild to moderate cough, which was reported in six subjects. Episodes of cough were brief and resolved promptly without intervention with all patients experiencing cough remaining in the trial. Furthermore, there were no pulmonary tolerability, safety or other adverse effect findings in any pulmonary function test.

Phase 1 (CVT-301-001)

We conducted a Phase 1 clinical trial of CVT-301 in healthy adult subjects. This study was designed to evaluate the safety and tolerability of CVT-301 and to investigate L-dopa pharmacokinetics following CVT-301 administration. A total of 26 subjects participated in 52 pulmonary dosing sessions and received up to 50 mg L-dopa. As the following graph demonstrates, the error bars for CVT-301 are considerably lower than those for oral L-dopa, indicating reduced variability in blood L-dopa concentrations following inhalation compared to oral administration.

CVT-301 was safe and well tolerated over a range of selected doses (approximately 10 to 50 mg L-dopa). No adverse effects were observed in clinical labs, ECGs or vital signs. There were no pulmonary tolerability or safety findings or adverse effects on pulmonary function. As expected, administration of CVT-301 resulted in a rapid rise in L-dopa levels in the bloodstream compared to oral administration. Increasing the inhaled doses resulted in proportional increases in L-dopa blood concentration. Results demonstrated that the amount of plasma L-dopa was proportional across all CVT-301 dose levels. The following graph and chart show plasma L-dopa concentration for the first ten minutes following dosing and the maximum L-dopa concentration following CVT-301 administration, respectively.

Taken together, we believe these results demonstrate that CVT-301 can provide a precise and rapid rise in L-dopa levels in the blood that in turn should provide consistent and rapid relief of an OFF episode.

Phase 1 (CVT-301-006)—higher dose, higher capsule fill weight

We have recently completed an additional Phase 1, open-label, non-randomized study to assess the safety and pharmacokinetics of doses of approximately 50, 70 and 105 mg of CVT-301 in healthy subjects. Following pre-treatment with oral CD, a total of 12 subjects each received oral L-dopa and 4 single doses of inhaled CVT-301 in the fasted state over the course of 5 treatment periods. In treatment periods 2, 3 and 4, subjects received approximately 50, 70 and 105 mg of L-dopa, respectively, delivered to the lung in 3, 4 and 6 capsules, respectively, at a capsule fill weight of approximately 17.5 mg L-dopa delivered to the lung. In treatment period 5, subjects administered approximately 50 mg of L-dopa delivered to the lung in two 25 mg capsules.

Based on preliminary data, CVT-301 was found to be safe and well-tolerated at all dose levels and using both the 17.5 and 25 mg capsules. There were no serious AEs or withdrawals due to AEs during this study. Furthermore, there were no adverse effects on lung function or cardiovascular safety parameters.

Safety and toxicology

All toxicology studies required for registration have been completed. Consistent with FDA requirements for 505(b)(2) submissions for regulatory approval and our pre-IND meeting with the FDA, we have completed good laboratory practice, or GLP, respiratory/cardiovascular safety pharmacology, 28-day repeat dose toxicity studies in rats and dogs and a six-month repeat dose inhalation toxicity study in rats. An acceptable safety margin over the anticipated human dose has been demonstrated. In the six-month repeat dose inhalation toxicity study in rats, there were no CVT-301-related adverse effects seen in lung histopathology, including at the highest dose of 174 mg/kg/day.

In a tissue distribution study in rats with inhaled L-dopa, less than half of the L-dopa administered remained in the lung after one minute with approximately 5% remaining after 30 minutes. These findings are consistent with our experience with other small molecules delivered with the ARCUS technology.

Sales and marketing

We retain all worldwide commercial rights to CVT-301. We expect to build a sales and marketing infrastructure in the United States to support a product launch if CVT-301 is approved by FDA. We may choose to partner with companies that have the necessary expertise to develop and commercialize CVT-301 in ex-U.S. markets. In a survey we commissioned of 51 U.S. neurologists, over 60% of respondents viewed CVT-301 as a major advancement in the treatment of PD, and 96% of respondents expressed that they would use CVT-301 to treat their PD patients if approved. We believe that neurologists will be our main initial prescriber base. As of 2012, there were approximately 16,000 practicing neurologists in the United States. We anticipate a targeted sales effort of approximately 85 to 100 sales representatives focused on 10,000 to 12,000 high-prescribing neurologists that we believe will enable us to effectively market CVT-301 in the United States. Market research with neurologists in the United Kingdom, Germany, France, Spain and Italy indicates an attractive market opportunity resulting from a strongly positive reaction to CVT-301 and high likelihood to prescribe, with rapid uptake, if available on the market. In a survey we commissioned of 15 physicians from the United Kingdom, Germany, France, Spain and Italy, respondents described the CVT-301 profile as compelling and all respondents indicated they would consider prescribing CVT-301 once approved. We have also conducted market research with payors in the United States, the United Kingdom, Germany, France, Spain and Italy. Surveyed payors in the United States, who represented Medicare and commercial formularies, indicated that they currently treat PD with a “light touch”, providing physicians flexibility in treatment decision-making. Payors in the United States also had a positive reaction to CVT-301 and viewed its profile and attributes, particularly the onset of action, duration of action and consistency of dose, as compelling and intuitive. Similarly, surveyed payors in the United Kingdom, Germany, France, Spain and Italy recognized OFF episodes as a major unmet need for PD patients and perceived CVT-301 to be compelling.

ARCUS pulmonary delivery technology

Pulmonary inhaler technology was initially developed in the 1950s for topical delivery of drug to the lung for lung-specific disorders, and has relied on small, dense particle aerosols (approximately one to five microns in geometric diameter) to enable effective drug delivery to the lung. In addition, pulmonary administration provides an efficient and rapid path for systemic delivery via the bloodstream due to the large, highly vascularized surface of the lung. Dosing has historically been limited to microgram to low-single digit milligram quantities because small dense particles require significant energy to disperse. More recently, more complex inhalers with external energy sources have been developed to try to address this energy-of-dispersion challenge, yet still do not afford the delivery of large quantities of drug. While these technologies have allowed for an increase in dose, it has typically been at the expense of inhaler size and simplicity. Our proprietary ARCUS technology, the basis of CVT-301, allows for the consistent and precise delivery of large quantities of drug per inhalation in a simple, patient-friendly, breath-actuated inhaler.

The ARCUS technology takes a unique approach that fundamentally addresses the dispersion challenge by engineering the aerosol particles to be relatively large and porous (generally five to 30 microns in geometric diameter). Despite the large size, the low density of the particles resulting from their porosity allows ARCUS particles to disperse and travel through the air with ease. The large size enables powders to be dispersed at much lower energies while the porous nature allows the particles to retain the optimal aerodynamic size for effective lung delivery. These uniquely formulated particles are delivered via a proprietary breath-activated inhaler. This system enables the following key benefits of CVT-301 and other ARCUS products that we may develop:

•	Large dose delivered. ARCUS technology has been developed to deliver over 50 mg per inhalation using our pocket-sized, breath-actuated inhaler. This is in contrast to other currently approved products utilizing breath-actuated inhalers that are typically limited to approximately 10 mg per inhalation.

•	Efficient delivery. Unlike other aerosol delivery systems, ARCUS particles do not require carrier particles, thus enabling more efficient delivery with over 70% of the material in a capsule capable of being delivered to the lung, which exceeds the capabilities of currently approved inhaled therapies.

•	Consistent dose delivered. ARCUS technology delivers a consistent dose to the lung every time across a wide range of patient inhalation flow rates. This is due to the particle morphology which enables easy dispersion. The ability to deliver consistent doses has been demonstrated in numerous programs, including inhaled delivery of insulin in diabetics, human growth hormone in children and CVT-301 in elderly PD patients.

•	Easy to use breath-actuated device. ARCUS inhalers are pocket-size and reusable. Dose administration occurs as the patient places the capsule in the inhaler and takes a comfortable breath that does not require coordination with a pumping or other action. Over the course of our clinical trials, PD patients have successfully self-administered drug or placebo contained in approximately 11,100 capsules during approximately 4,500 OFF episodes, taking, on average, 30 seconds per capsule. The cost of producing each inhaler is commercially attractive. The inhalers are durable and designed to maintain performance characteristics through hundreds of actuations.

Additional ARCUS product opportunities

In addition to CVT-301, we are exploring opportunities for other proprietary products in which inhaled delivery using our ARCUS technology can provide a transformative therapeutic benefit to patients. Our primary focus is on proven drugs wherein inhaled delivery from a simple, patient-friendly device in potentially large doses results in a product that uniquely addresses an unmet clinical need. We believe opportunities that incorporate proven drugs should have shorter development time and lower costs compared to new active agents, and will allow us to leverage the 505(b)(2) pathway. Disorders of the central nervous system, or CNS, in addition to PD, may be addressed by ARCUS products with the delivery of active agents to the CNS with rapid onset and reduced systemic exposure. Treatment of pulmonary disorders is also a natural fit for the ARCUS technology due to its ability to deliver therapy directly to the intended target. All opportunities are evaluated for commercial and technical feasibility. As we have demonstrated with our CVT-301 program, we anticipate being able to move additional ARCUS-based programs quickly through clinical development.

For example, we are currently developing CVT-427, our proprietary inhaled triptan intended to provide rapid and consistent relief from acute migraine episodes. Migraine is a neurological syndrome characterized by pain, nausea, abnormal sensitivity to sound and abnormal sensitivity to light. It is believed to affect over 10% of the global population. In the United States, the National Institutes of Health, or NIH, estimates 12% of the population, or approximately 37 million people, suffer from migraine, with women being nearly three times more affected than men. Triptans are the class of drug most commonly prescribed to treat acute migraine. Oral triptans, which account for approximately 98% of all triptan doses, are associated with slow onset of action and gastrointestinal challenges. The slow onset of action, usually 30 minutes or longer, results in poor response rates and inadequate resolution of symptoms. Patients cite the need for rapid relief from migraine symptoms as their most desired medication attribute. Additionally, migraineurs suffer from nausea and delayed gastric emptying which further impact the consistency and efficacy of the oral route of administration. CVT-427 is being designed to provide faster onset of action and more consistent relief than oral triptans. By avoiding the gastric system, we anticipate that the inhaled triptan will be able to reach the brain and take effect within minutes of inhalation, with onset of action comparable to that of subcutaneous administration.

The inhaled route of administration is also expected to be more efficacious, easy to use and patient friendly than other triptan formulations including injectable, intranasal and patch formulations.

U.S. physician and payor market research indicates that CVT-427, when compared to other routes of administration of triptans, may be well-positioned to address the unmet needs for acute migraine sufferers, resulting in a compelling commercial opportunity. CVT-427 is currently in pre-clinical development and we anticipate initiating a Phase 1 clinical program in 2015.

Manufacturing

A key component of our strategy is to leverage our in-house capabilities and expertise to manufacture CVT-301 and other ARCUS products in our state-of-the-art, 90,000 square foot facility located in Chelsea, Massachusetts. The facility was built specifically for the commercial-scale manufacture of ARCUS products. Prior to our formation and the acquisition of the facility from Alkermes, the facility produced more than 36 million human doses of ARCUS-based products for use in clinical trials by Alkermes’s collaborator in indications other than PD. Since we were founded in 2009, we have taken steps to recommission the facility, which has been certified by the EU regulatory authority (known as the Qualified Person, or QP, audit). We have produced GMP-quality human doses of CVT-301 for Phase 1 and Phase 2 clinical trials, and are now producing GMP-quality CVT-301 powder for pivotal Phase 3 clinical trial. As we are already at commercial scale, we believe that this will support rapid commercialization should we receive marketing approval from the FDA. We will continue to build on these strengths to ensure robust and reliable production to meet anticipated commercial needs.

The ARCUS dry powder aerosol particles are generated by applying our proprietary and multi-step spray drying process to active pharmaceutical ingredient. The application of spray drying in the pharmaceutical industry is highly specialized, and the process of manufacturing ARCUS particles requires significant expertise in dry powder manufacture and handling and capsule filling. Despite this, we believe ARCUS particles can be manufactured at what we believe will be attractive margins at large commercial scales.

We have developed mature quality systems to support commercial production. We have manufactured drug product at research scale and we believe that we have the expertise to transfer to large, commercial scale while maintaining all relevant drug product attributes. Consequently, we believe that we will be able to ensure reliable production that meets the requirements of the FDA and other regulatory agencies.

All CVT-301 dry powder inventory has been manufactured in-house using our GMP process. Current data supports CVT-301 as a room temperature stable product. We have finalized drug formulation and fill weight and have also implemented final design changes for the inhaler, for which commercial molds have been produced. All raw materials used for CVT-301 manufacture are standard in pharmaceutical production. Our manufacturing team is led by individuals who are highly experienced with manufacturing of ARCUS products and other commercial products. Many of the individuals who lead our manufacturing previously manufactured ARCUS products at this facility for Alkermes.

Omega Plastics, Inc.

Our proprietary inhalers are manufactured by contract manufacturers using standard manufacturing processes. We own the molds and design history files for the inhalers. The inhalers are shipped fully-assembled to us. Final design changes for the inhaler for our anticipated pivotal Phase 3 clinical trial and anticipated commercial launch have been implemented, and the molds have been produced.

On September 26, 2013, we entered into a Master Contract Services Agreement with Omega Plastics, Inc., or Omega, with respect to the supply of our proprietary inhalers. This agreement sets forth the general terms and conditions governing the supply of inhalers, with each order of inhalers made pursuant to a separate Statement of Work that includes, among other things, the specifications, quantities and pricing of each order. This agreement will expire on the later of September 26, 2015 and the completion of all services under all Statements of Work executed prior to September 26, 2015. Either party may terminate this agreement upon a breach that cannot be cured. Further, we may terminate this agreement or any Statement of Work for convenience upon 30 days’ notice. We and Omega agreed to a Statement of Work, effective January 7, 2014, for the supply of the inhalers for our pivotal Phase 3 clinical trial.

Government regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and approval of drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s GLP regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must take effect before human clinical trials may begin;

•	approval by an independent IRB representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with GCP to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of an NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with GMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including a REMS, and post-approval studies required by the FDA.

Preclinical studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess safety of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive AEs and carcinogenicity, may continue after the IND is submitted.

Human clinical trials in support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

Phase 1:	The drug is initially introduced into healthy human subjects or patients with the target disease (e.g., PD) or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

Phase 2:	The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

Phase 3:	The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and, more frequently, if serious AEs occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.1 million.

NDAs for most new drug products are based on two full clinical trials that must contain substantial evidence of the safety and efficacy of the proposed new product. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) of the FDCA provides an alternate regulatory pathway to FDA approval for new or improved formulations or new uses of previously approved drug products. Specifically, Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The applicant may rely upon the FDA’s findings of safety and efficacy for an approved product that acts as the RLD. The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support the change from the RLD. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical trials of the new product.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission has been accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. For standard and priority NDAs concerning new molecular entities, the FDA’s performance goal is to review and act on 90% of such NDAs within 10 months or six months of the 60-day filing date, respectively. For standard and priority NDAs that do not concern a new molecular entity, the FDA’s performance goal is to review and act on 90% of such NDAs within 10 months or six months of receipt, respectively.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to ensure compliance with GCP.

The FDA may also require submission of a REMS plan to mitigate any identified or suspected serious risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

If the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with GMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from GMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain GMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated new drug applications for generic drugs

In 1984, with the passage of the Hatch-Waxman Act, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency.

The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA or 505(b)(2) application referencing that drug may not be filed with the FDA until the expiration of five years, unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. CVT-301 will not be eligible for this type of exclusivity. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application.

Hatch-Waxman patent certification and the 30-month stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification.

If the ANDA or 505(b)(2) applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA or 505(b)(2) application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) application until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

Combination products

CVT-301 is a drug/device combination. Combination products include products comprised of two or more FDA-regulated components (i.e., drug/device, biologic/device, drug/biologic or drug/device/biologic) that are physically, chemically, or otherwise combined or mixed and produced as a single entity.

FDA regulations require that the FDA determine the combination product’s primary mode of action, or PMOA, which is the single mode of a combination product that provides the most important therapeutic action of the combination product. The branch of the FDA, or Center, that regulates that portion of the product that generates the PMOA or that has expertise in the relevant therapeutic area becomes the lead evaluator. When evaluating an application, a lead Center may consult other Centers but still retain complete reviewing authority, or it may collaborate with another Center, by which the lead Center assigns review of a specific section of the application to another Center, delegating its review authority for that section. Typically, the FDA requires a single marketing application submitted to the Center selected to be the lead evaluator, although the agency has the discretion to require separate applications to more than one Center. The marketing application for CVT-301 will be reviewed by the Division of Neurology Products, or DNP, of the FDA’s Center for Drug Evaluation and Research. We expect that the DNP will, during that review, consult with the Division of Pulmonary Products as well as the Center for Devices and Radiological Health regarding the device.

Review and approval of drug products in the European Union

Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in those countries or jurisdictions. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

To obtain marketing approval of a drug under European Union regulatory systems, an applicant must submit a marketing authorization application either under a centralized or decentralized procedure.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases.

The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state.

In the European Union, new chemical entities qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. CVT-301 will not be eligible for this type of exclusivity.

In the European Union, a marketing application for a product that, although similar to an approved medicinal product does not qualify as a generic, may also seek to rely to some degree on the data in the dossier for the approved product. As with a generic product, the application may not be submitted until expiration of the data exclusivity period, and the product, if approved, may not be placed on the market until expiration of the market exclusivity period. Such an application must also contain data specific to the proposed product, however. The extent to which such a “hybrid” application requires new data is determined on a case-by-case basis by the competent authorities, based on the differences between the innovative medicinal product and the medicinal product subject to the hybrid application for marketing authorization. The purpose of the pre-clinical tests and clinical trials is to generate additional data that complement the data relating to the innovative medicinal product and to demonstrate the quality, safety and efficacy of the medicinal product for which authorization is sought.

Pharmaceutical coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies.

New legislation and regulations

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the testing, approval, manufacturing and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations and policies are often revised or interpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance, policies or interpretations changed or what the impact of such changes, if any, may be.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the ACA was enacted in the United States in March 2010 and contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Health care law and regulation

Health care providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third-party payors and customers are subject to broadly applicable fraud and abuse and other health care laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal health care Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	HIPAA imposes criminal and civil liability for executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

•	the federal transparency requirements under the Health Care Reform Law will require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests; and

•	analogous state and foreign laws and regulations.

Efforts to ensure that our business arrangements with third parties will comply with applicable health care laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other health care laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded health care programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded health care programs.

Environmental, health and safety laws and regulations

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, and the risk of injury, contamination or noncompliance with environmental, health and safety requirements cannot be eliminated. Although compliance with such laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position, environmental, health and safety laws and regulations have tended to become increasingly stringent and, to the extent legal or regulatory changes occur in the future, they could result in, among other things, increased costs to us.

Competition

The development and commercialization of new drug products is highly competitive. Our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development and commercialization of our inhaled therapeutic candidates. Inhaled therapeutics that we commercialize on or own or with our strategic partners may compete with existing, market leading products and those in development.

If approved for the treatment of OFF episodes, CVT-301 would compete against on-demand therapies that aim to specifically address OFF episodes. At this time, Apokyn, an injectable formulation of apomorphine, is the only therapy approved for the treatment of OFF episodes. Apokyn was approved for this use in the United States in 2004 and in Europe in 1993. A sublingual, or under the tongue, formulation of apomorphine which is being developed by Cynapsus Therapeutics, Inc. is currently in clinical development for this indication.

One or more of our competitors may utilize their expertise in pulmonary delivery of drugs to develop and obtain approval for pulmonary delivery products that may compete with CVT-301 and any other of our product candidates. These competitors may include smaller companies such as Alexza Pharmaceuticals, Inc., MannKind Corporation, Pulmatrix, Inc. and Vectura Group plc and larger companies such as Allergan, Inc., GlaxoSmithKline plc and Novartis AG. If approved, our product candidates may face competition in the target commercial areas.

Intellectual property

CVT-301

We actively seek to protect CVT-301 using a layered approach by filing for different patents covering different aspects of CVT-301. This includes pursuing patents relating to the CVT-301 composition, the CVT-301 inhaler, methods of use, the processes for manufacture, as well as other relevant inventions and improvements that are commercially important to the development of our business and are eligible for patent protection. We also rely on trade secrets that may be important to the development of our business.

We own approximately 16 issued U.S. utility patents, five pending U.S. provisional and non-provisional patent applications, 68 issued patents in Europe and two pending applications in Europe that relate to the L-dopa dry powder contained in CVT-301, as well as additional foreign counterparts to many of these patents and patent applications. Of these patents and applications, approximately 11 issued U.S. utility patents, two pending utility U.S. provisional and non-provisional patent applications, 37 issued patents in Europe and two pending applications in Europe also relate to the ARCUS technology. Depending upon the aerosol properties of the final CVT-301 product, additional U.S. patents owned by us may also cover this product candidate. In addition to utility patents and applications described above, we also have filed three U.S. design patent applications covering the CVT-301 inhaler. The issued patents directed to CVT-301 are expected to expire between 2020 and 2032, and pending applications are expected to expire, if issued, between 2020 and 2033. We retain global commercial rights to CVT-301.

ARCUS technology patent portfolio

We own 30 issued U.S. patents and seven pending U.S. provisional and non-provisional patent applications that relate to the ARCUS technology, as well as foreign counterparts to many of these patents and patent applications. Our ARCUS technology patents and patent applications relate to particle morphologies, methods of making ARCUS particles, our inhalers, particle compositions, size and efficiency of dose delivered and methods of treating diseases of the CNS. The issued patents directed to the ARCUS technology are expected to expire between 2020 and 2031, and pending applications are expected to expire, if issued, between 2020 and 2033.

The term of individual patents depends upon the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing the non-provisional application or PCT application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. The patent term of a patent that covers an approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the development and regulatory review process. To obtain a patent extension in the United States, the term of the relevant patent must not have expired before the extension application, the patent cannot have been extended previously under this law, an application for extension must be submitted, the product must be subject to regulatory review prior to its commercialization, and the permission for the commercial marketing or use of the product after such regulatory review period must be the first permitted commercial marketing or use of the product.

Trade secrets

We endeavor to maintain trade secret protection for certain aspects of our technology. In some situations, maintaining information as a trade secret is more appropriate than filing a patent application. For example, we have a number of trade secrets relating to the ARCUS manufacturing process. With regard to manufacturing ARCUS dry powders, we believe that small changes in processing can result in aerosols with different properties. Moreover, delivery of a dry powder from a different inhaler device can result in different dose administration. Together, we expect the FDA and other regulatory bodies to require additional clinical data for approval of a generic ARCUS product. As such, we believe that maintaining our manufacturing process as a trade secret will be helpful to maintaining our product exclusivity.

Third-party rights

Many pharmaceutical companies, biotechnology companies and academic institutions are competing with us in the field of aerosol drug delivery and filing patent applications potentially relevant to our business. In order to contend with the strong possibility of third-party intellectual property conflicts, we periodically conduct freedom-to-operate studies, but such studies may not uncover all patents relevant to our business.

From time to time, we find it necessary or prudent to obtain licenses from third-party intellectual property holders. Where licenses are readily available at reasonable cost, such licenses are considered a normal cost of doing business. In other instances, however, we may use the results of freedom-to-operate studies to guide our early-stage research away from areas where we are likely to encounter obstacles in the form of third-party intellectual property. For example, where a third party holds relevant intellectual property and is a direct competitor, a license might not be available on commercially reasonable terms or available at all. We strive to identify potential third-party intellectual property issues in the early stages of research of our research programs, in order to minimize the cost and disruption of resolving such issues.

In spite of these efforts to avoid obstacles and disruptions arising from third-party intellectual property, it is impossible to establish with certainty that our inhaled delivery technology or our product programs will be free of claims that we infringe, misappropriate or otherwise violate the rights of third-party intellectual property holders. Even with modern databases and on-line search engines, freedom-to-operate searches are imperfect and may fail to identify relevant patents and published applications. Even when a third-party patent is identified, we may conclude that we do not infringe the patent or that the patent is invalid. If the third-party patent owner disagrees with our conclusion and we continue with the business activity in question, patent litigation may result. We might decide to initiate litigation in an attempt to have a court declare the third-party patent invalid or non-infringed by our activity. In either scenario, patent litigation typically is costly and time consuming, and the outcome is uncertain. Ultimately, in the case of an adverse outcome in litigation, we could be prevented from commercializing a product or using certain aspects of our inhaled delivery technology as a result of patent infringement claims asserted against us. This could have a material adverse effect on our business. For further discussion of the risks relating to intellectual property see “Risk factors—Risks related to our intellectual property.”

Acquired or in-licensed intellectual property

Massachusetts Institute of Technology

On August 11, 1997, Advanced Inhalation Research, Inc., or AIR®, entered into a license agreement with the Massachusetts Institute of Technology, or MIT, which was amended on December 18, 1997, July 20, 1998, January 27, 1999 and January 28, 1999 (the “MIT Agreement”). The MIT Agreement was assigned to Alkermes when Alkermes acquired AIR® and was subsequently assigned to us when Alkermes transferred its ARCUS-related assets to us.

Pursuant to the MIT Agreement, MIT exclusively grants to us a worldwide license under certain patents and patent applications generally relating to large porous particles for pulmonary drug delivery subject only to certain rights granted to the U.S. Government.

We are obligated to use our best efforts to bring one or more licensed products to market through the life of the MIT Agreement. Failure to follow this diligence requirement could be treated by MIT as a material breach, which could allow MIT to terminate the MIT Agreement. Additionally, our license may be entirely or partially revoked if we fail to sufficiently commercialize the patent rights.

We are responsible for paying an annual license maintenance fee. We must also pay royalties to MIT in the low-single digit percentage of net sales during the patent term of the MIT patents and of any milestone payments received from a corporate partner of ours. In addition, we must also pay lump sum payments in the low-double digit percentage received for a license which only includes the MIT intellectual property and does not include any of our intellectual property. We also must pay the costs to prosecute and maintain the MIT intellectual property. Our obligation to pay royalties expires upon the expiration of the MIT intellectual property in 2017.

The MIT Agreement remains in effect until termination by MIT or us. We may terminate the MIT Agreement upon six months’ prior notice. MIT may terminate the MIT Agreement if we cease to carry on our business, if we materially breach the MIT Agreement and fail to cure such breach within 90 days of notice or if we fail to pay any amounts due under the agreement and do not make such payments within 30 days’ notice.

Alkermes

On December 27, 2010, we entered into the Alkermes Agreement. Pursuant to the Alkermes Agreement, Alkermes assigned, sold and transferred to us certain of its rights in certain pulmonary delivery patents and patents applications, certain equipment and instruments relating to pulmonary drug delivery, copies of certain documents and reports relating to pulmonary delivery, certain pulmonary drug delivery inhalers and certain pulmonary drug delivery INDs filed with the FDA. Alkermes also transferred to us its rights and obligations under certain agreements with MIT, Pennsylvania State University and Acusphere, Inc., except to the extent such rights and obligations relate to performance or non-performance under such agreements prior to December 27, 2010. Alkermes also granted to us a non-exclusive sublicense to know-how for the purpose of development and commercialization of ARCUS products. We are permitted to license and sublicense the pulmonary patents, patent applications and know-how, subject to certain restrictions, as necessary for our business. Without the prior written consent of Alkermes, we are prohibited from assigning the intellectual property acquired from Alkermes, except to an affiliate or to a person that acquires all or substantially all of its business to which the agreement relates, whether by acquisition, sale, merger or otherwise.

In connection with the Alkermes Agreement, we entered into a sublease with Alkermes regarding the facility at 190 Everett Ave., Chelsea, Massachusetts. Our sublease is an operating lease that expires December 31, 2015, which we may extend for two five-year terms. Other than in connection with the option described below, this is a non-cancelable lease. For each extension period, the economic terms of the sublease will be determined by a process set forth in the sublease, and we will be required to provide a letter of credit in an amount equal to the full five-year lease obligation for each lease extension period. Alkermes leases the building from H&N Associates, LLC pursuant to an overlease dated December 6, 2000, as amended. We have assumed all of Alkermes’s rights and obligations under the overlease. As part of the sublease, we are allowed to use Alkermes’s commercial-scale manufacturing equipment for the development of ARCUS products.

Under the Alkermes Agreement, we have the option to purchase the current commercial-scale manufacturing equipment from Alkermes for $30.0 million upon the earlier of (i) the assignment of the Alkermes Agreement to an acquirer of us, (ii) a certain number of years after the manufacture of an ARCUS product intended for sale by us or an affiliate or (iii) the manufacture of an ARCUS product intended for sale by a collaboration partner. If the event triggering the option to purchase is the manufacture of an ARCUS product for sale by us or an affiliate, or the manufacture of an ARCUS product intended for sale by a collaboration partner, we will issue a note as payment of $30.0 million. The note will incur an interest rate in the low-single digits. We must make quarterly payments to Alkermes equal to the cost of goods manufactured for the product sold during such quarter until all obligations have been paid in full. In the event we do not exercise the option, Alkermes has the right to terminate our sublease with them.

We are required to use commercially reasonable efforts to develop ARCUS products. In partial consideration for the sale, assignment and transfer of the assets and license under the Alkermes Agreement, we issued to Alkermes 3,529,412 shares of our Series A Preferred stock. We are also obligated to pay to Alkermes royalties for each licensed product. For licensed products sold by us or an affiliate, we will pay Alkermes a royalty in the mid-single digit percentages in the aggregate. For licensed products sold by a collaboration partner, we will pay Alkermes the lower of either (1) a royalty in the mid-single digit percentage of net sales of licensed products in any given year, or (2) a percentage in the low-to-mid-double digits of all collaboration partner revenue received. Notwithstanding the foregoing, in no event shall the royalty paid be less than a low-single digit percentage of net sales of a licensed product in any given calendar year. We must pay these royalties on a product-by-product and country-by-country basis until the later of: (1) the expiration of all patents acquired pursuant to the Alkermes Agreement or licensed pursuant to the acquired MIT agreement containing valid claims covering such licensed products in such country, or (2) a certain number of years after the launch of such licensed product in each specific country.

The agreement remains in effect until expiration of our royalty obligations to Alkermes. Royalties are payable to Alkermes on a product-by-product and country-by-country basis until the later of (i) the expiration of the patents acquired from Alkermes containing a valid claim covering a product in a particular country and (ii) 12 years and six months after the launch of a product in a country. Either party may terminate this agreement for default of the other party. We may terminate the Alkermes Agreement for convenience upon 90 days’ prior written notice to Alkermes.

Business relationship

Michael J. Fox Foundation for Parkinson’s Research

We received two funding awards towards the development of CVT-301 from the Michael J. Fox Foundation for Parkinson’s Research, or MJFF.

The first award for $0.3 million was awarded on November 16, 2011 and was intended to partially supplement the costs of the Phase 1 and Phase 2a clinical trials of CVT-301. Civitas was required to provide reports to MJFF and MJFF may publicly disclose those reports upon completion of the contract. All work, payments and reports under this first award are complete.

The second award for $1.0 million was awarded on June 5, 2013 and was intended to partially offset the costs of the Phase 2b clinical trial of CVT-301. We are required to provide reports to MJFF and MJFF may publicly disclose those reports upon completion of the contract. MJFF may terminate the award if we do not meet the milestones and provide the reports required in the award. Under the terms of the award, the Phase 2b clinical trial has been deemed successful, so if there are no negative opinions dissuading us from continuing the development of CVT-301 as defined in the award, and if we decide to either (i) cancel or suspend the development of CVT-301 for at least 12 months or (ii) take no action to move CVT-301 forward for a period of 12 months, we would be required to repay the award. If we do not repay the award within 30 days after such conditions for repayment have been met, we will be prohibited from granting certain rights to intellectual property created under the award. Alternatively, we are required to repay the award to MJFF upon CVT-301 reaching net sales in excess of $5.0 million per year as a percent royalty on annual net sales until the award is fully paid back.

Research and development expenses

Research and development expenses were $9.3 million for the six months ended June 30, 2014, compared to $6.7 million for the six months ended June 30, 2013, an increase of $2.6 million. The increase was primarily due to: (i) increase in facility-related costs of $0.9 million associated with the expanded operations associated with the large scale manufacturing capabilities for our Phase 3 clinical trials compared to our pilot scale manufacturing in early 2013; and (ii) increase in headcount to support our development and manufacturing efforts and related personnel expenses of $1.8 million.

Research and development expenses were $15.5 million for the year ended December 31, 2013, compared to $9.3 million for the year ended December 31, 2012, an increase of $6.2 million. The increase was primarily due to: (i) increase in clinical costs of $4.4 million associated with our larger Phase 2b clinical trial that was on-going in 2013; (ii) increase in facility-related costs of $0.7 million associated with expanding into the commercial-scale manufacturing capabilities for our pivotal Phase 3 clinical trial, which is expected to commence in 2014; and (iii) increase in headcount to support our development and manufacturing efforts and related personnel expenses of $1.1 million.

Employees

As of June 30, 2014, we had 44 full time employees and two part time employees. Of these 45 full time equivalent employees, 32 full time employees and one part time employee are engaged in research and development and 12 full time employees and one part time employee are engaged in finance, human resources, facilities and business and general management. We have no collective bargaining agreements with our employees and we have not experienced any work stoppages. We consider our relations with our employees to be good.

Legal proceedings

From time to time, we are subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, we do not believe we are party to any claim or litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive officers and directors

Below is a list of the names, ages as of August 22, 2014 and positions, and a brief account of the business experience of the individuals who serve as our executive officers and directors as of the date of this prospectus.

Name	Age	Position

Mark Iwicki	47	President, Chief Executive Officer; Director (Class )

Richard Batycky, Ph.D.	46	Chief Scientific Officer

Martin Freed, M.D.	53	Chief Medical Officer

Bryan Stuart	38	Chief Business Officer

Andrea Franz	52	Vice President of Finance and Business Operations

Mary Taylor, M.P.H.	55	Senior Vice President, Regulatory and Quality

Glenn Batchelder*	53	Director (Class )

David Hirsch, M.D., Ph.D.	44	Director (Class )

Rob Hopfner, Ph.D.	42	Director (Class )

Blair Jackson	41	Director (Class )

Aidan King	43	Director (Class )

Timothy S. Nelson	51	Chairman, Director (Class )

Robert Roche	58	Director (Class )

Rajeev Shah	37	Director (Class )

Tim Shannon, M.D.	55	Director (Class )

*	We expect that, effective immediately prior to the completion of this offering, Mr. Batchelder will resign from our board of directors and we will reduce the size of our board of directors by one, from 10 to nine.

Mark Iwicki has served as our President and Chief Executive Officer and as a director since January 2014. Prior to joining our Company, he served as President and Chief Executive Officer at Blend Therapeutics, Inc., or Blend, from December 2012 to January 2014. Prior to Blend, Mr. Iwicki was President and Chief Executive Officer of Sunovion Pharmaceuticals Inc. (formerly Sepracor Inc.), or Sunovion. Mr. Iwicki was at Sepracor/Sunovion from October 2007 to June 2012. Prior to joining Sepracor Inc., Mr. Iwicki was at Novartis Pharmaceuticals Corporation from March 1998 to October 2007, where he was Vice President and Business Unit Head. Before that, he held management positions at Astra Merck Inc. and Merck & Co., Inc. In addition to serving on our board of directors, Mr. Iwicki previously served on the boards of Sunovion and Blend, both privately held companies. Mr. Iwicki holds a B.A. in Business Administration from Ball State University and an M.B.A. from Loyola University. We believe that Mr. Iwicki’s extensive experience as a pharmaceutical industry leader managing all stages of drug development and commercialization in multiple therapeutic areas qualifies him to serve as a member of our board of directors.

Richard Batycky, Ph.D. is a founding member of our Company and has served as our Chief Scientific Officer since December 2010. Dr. Batycky also served as Vice President, Pharmaceutical Development at Aura Biosciences, Inc. from October 2009 to October 2011. Prior to joining our Company, Dr. Batycky served as Chief Scientific Officer and Senior Vice President of Research & Development at Pulmatrix, Inc. from May 2007 to February 2009, a private clinical stage pharmaceutical company developing novel therapies for treatment and prevention of respiratory disease. At Pulmatrix, Inc., Dr. Batycky led all aspects of product development for the treatment, prevention and anti-contagion of viral and bacterial pathogens over a wide range of respiratory diseases. Prior to joining Pulmatrix, Inc., Dr. Batycky was a Director at Alkermes, a biopharmaceutical company with multiple successful products, from February 1999 to September 2001 before becoming Vice President of Research and Development from September 2001 to May 2007. While at Alkermes, Dr. Batycky oversaw many aspects of product development including the inhaled therapeutic platform, which is now the ARCUS technology at our Company. He was involved in the development of over 10 product candidates (both proprietary and partnered) across multiple delivery platforms (pulmonary, injectable, and oral) in various stages. Prior to joining Alkermes, Dr. Batycky was Director of AIR® from January 1998 to February 1999 until it was acquired by Alkermes. Prior to AIR®, Dr. Batycky was an Assistant Professor of Chemical Engineering at the University of Alberta and a post-doctoral fellow at Pennsylvania State University. Dr. Batycky received his B.S. from the University of Calgary and his S.M. and Ph.D. from the Massachusetts Institute of Technology in Chemical Engineering.

Martin Freed, M.D. is a founding member of our Company and has served as our Chief Medical Officer since December 2010. Prior to joining our Company, Dr. Freed has had more than 20 years of drug development experience across a broad range of therapeutic areas including metabolic diseases, cardiovascular disease, inflammatory disease, dermatologic disease and oncology with experiences ranging from Phase 1 through Phase 4 clinical trials. Prior to the founding of our Company, Dr. Freed served as acting Chief Medical Officer at Avila Therapeutics Inc., or Avila, from January 2010 to March 2011, where he provided consulting services in the areas of drug development and commercialization. Prior to consulting for Avila, Dr. Freed served as Chief Medical Officer at Adnexus Therapeutics Inc. from June 2007 to September 2008, where he provided executive and medical leadership for clinical pharmacology and development strategy, and Chief Medical Officer at Vitae Pharmaceuticals, Inc., or Vitae, from April 2005 to January 2007, where he led aspects of preclinical and clinical development and defined the strategic direction of the company and the building of external relations. Before Vitae, he spent nearly 14 years at GlaxoSmithKline and its predecessor, SmithKline Beecham Pharmaceuticals, or SmithKline Beecham, where he served many roles including Vice President, Clinical Development and Medical Affairs in the Metabolism Therapeutic Area. Dr. Freed has authored over 100 publications or presentations. Dr. Freed has been Board Certified in Internal Medicine, Nephrology and Clinical Pharmacology. He performed his internal medicine residency at Temple University Hospital and nephrology fellowship at Yale-New Haven Hospital. A Fellow of the American College of Physicians, Dr. Freed received his B.S. with Distinction in Biology from the University of Delaware and M.D. from Pennsylvania State University’s College of Medicine.

Bryan Stuart has served as our Chief Business Officer since August 2012. Prior to joining our Company, from May 2011 to June 2012, Mr. Stuart served as Chief of Corporate Development at EKR Therapeutics, Inc., or EKR, a biopharmaceutical business focused on the acute care market, which was sold to Cornerstone Therapeutics Inc. in 2012. At EKR, Mr. Stuart was responsible for all of the organization’s business and corporate development activities, as well as corporate strategy. Before EKR, Mr. Stuart was one of the first members of the management team at Ovation Pharmaceuticals, Inc., or Ovation, where he worked from 2001 until the company’s sale to H. Lundbeck A/S in 2009. At Ovation, a biopharmaceutical company focused on the acquisition, development, and commercialization of therapies targeted toward specialty markets and rare diseases, Mr. Stuart served as Vice President of Corporate and Business Development and M&A. Mr. Stuart began his career as a health care investment banker for William Blair & Company, where he worked from 1998 to 2000. He holds a B.S. in Finance with high honors from the University of Illinois at Urbana-Champaign and an M.B.A. from the Kellogg School of Management at Northwestern University.

Andrea Franz has served as our Vice President of Finance and Business Operations since joining our Company in November 2013. Ms. Franz has over 20 years of financial leadership experience. Prior to joining our Company, from August 2007 to December 2012, Ms. Franz served as Chief Financial Officer at BIND Therapeutics, Inc., or BIND, a biopharmaceutical company where she was responsible for all aspects of finance, accounting and administration. She continued to serve in a financial consulting role for BIND in 2013 through its recent initial public offering. Ms. Franz started her career with Coopers & Lybrand, LLP. Ms. Franz holds a B.S. in Accounting from the University of New Hampshire.

Mary Taylor, M.P.H. has served as our Senior Vice President, Regulatory and Quality since joining our Company in May 2013. Ms. Taylor has more than 30 years of experience in the pharmaceutical industry in Regulatory Affairs and Quality Assurance and has a demonstrated record in regulatory strategy and achievement. Prior to joining our Company, Ms. Taylor served as Senior Vice President Global Regulatory Affairs at Shire Human Genetic Therapies Inc., or Shire HGT, from August 2011 to November 2012, where she was responsible for global regulatory affairs for marketed products and those under investigation. Prior to Shire HGT, Ms. Taylor served as Vice President Regulatory Affairs at Lantheus Medical Imaging Inc. from December 2008 to July 2011, where she was responsible for advancing the company’s global regulatory affairs and quality. Ms. Taylor began her pharmaceutical career with Pfizer Inc. Global Research and Development (formerly Parke-Davis Pharmaceutical Research Division, Warner-Lambert). Ms. Taylor earned her B.S. in Biochemistry from Michigan State University and her M.P.H. from the University of Michigan.

Glenn Batchelder has served as a member of our board of directors since September 2009. We expect Mr. Batchelder to resign from our board of directors effective immediately prior to the completion of this offering. Mr. Batchelder is a founding member of our Company, and from September 2009 to January 2014, Mr. Batchelder served as the Chief Executive Officer. Prior to founding our Company, from April 2007 to September 2009, Mr. Batchelder served as Chief Executive Officer and as a director of BIND. In addition to serving as a director of our Company, Mr. Batchelder currently is the chairman of the board of directors of Massachusetts Biotechnology Council, a nonprofit association of biotechnology companies dedicated to advancing research and facilitating the economic development of the biotechnology industry in Massachusetts. Mr. Batchelder holds a B.S. in Chemical Engineering from Lehigh University. We believe that Mr. Batchelder’s involvement in guiding and leading the development of our Company, in addition to his scientific and business expertise, qualify him to serve as a member of our board of directors.

David Hirsch, M.D., Ph.D. has served as a member of our board of directors since January 2011. Dr. Hirsch has served as a Principal and Managing Director at Longitude Capital, a venture capital firm, since January 2007. From 2005 to 2006, Dr. Hirsch was a Vice President of Pequot Ventures, where he worked in the life sciences practice. Prior to Pequot, Dr. Hirsch was an Engagement Manager in the pharmaceutical practice of McKinsey & Company. In addition to serving on our board of directors, Dr. Hirsch currently sits on the boards of directors of Collegium Pharmaceutical, Inc. and Rapid Micro Biosystems, Inc., both privately held companies. Additionally, Dr. Hirsch served on the board of Precision Therapeutics, Inc. from October 2009 to June 2013. Dr. Hirsch received a B.A. from Johns Hopkins University, a Ph.D. from the Massachusetts Institute of Technology and an M.D. from Harvard Medical School. We believe that Dr. Hirsch’s venture capital experience, as well as his strong medical and scientific background, qualifies him to serve as a member of our board of directors.

Rob Hopfner, Ph.D. has served as a member of our board of directors since September 2013. Dr. Hopfner has served as an Investment Partner and Managing Director at Bay City Capital, a venture capital firm, since August 2002. Before joining Bay City Capital, Dr. Hopfner worked as an associate in DuPont Pharmaceuticals Co.’s Business Development & Strategic Planning group and as an analyst at Ag-West Biotech Inc., a Western Canadian seed-stage biotech venture capital firm. Prior to joining the board of directors of our Company, Dr. Hopfner served on the boards of directors of Altheos, Inc., a private company, from 2009 to 2012 and Hyperion Therapeutics, Inc., a public biopharmaceutical company, from 2010 to 2013. Dr. Hopfner holds a B.S. in Pharmacy and a Ph.D. in Pharmacology from the University of Saskatchewan and an M.B.A. with specializations in Entrepreneurship, Finance and Strategy from the University of Chicago Booth School of Business. We believe that Dr. Hopfner’s experience in the venture capital industry, especially his experience investing in life sciences companies, as well as his medical background, provides him with the qualifications and skills to serve as director.

Blair Jackson has served as a member of our board of directors since December 2010. Since November 1999, Mr. Jackson has served various roles within both scientific and corporate capacities at Alkermes, and is presently Vice President, Business Development. In addition to serving as a director of our Company, Mr. Jackson currently serves as a director of Alkermes Pharma Ireland Limited. Mr. Jackson holds a B.A. in Biochemistry from the University of Calgary, a B.A. in Chemical Engineering from the University of Alberta, as well as an M.B.A. from the University of Alberta and a Master of Science in Chemical Engineering Practice from the Massachusetts Institute of Technology. We believe that Mr. Jackson’s experience in the biopharmaceutical industry, as well as his extensive scientific background, qualifies him to serve as a member of our board of directors.

Aidan King has served as a member of our board of directors since April 2011. Since March 2008, Mr. King has served as a Managing Partner at Fountain Healthcare Partners, Ltd., a venture capital firm based in Dublin, Ireland. In 2004, Mr. King joined Bio-IB, where he was responsible for M&A and strategic licensing transactions. Prior to Bio-IB, Mr. King identified and evaluated product development candidates for drug delivery technologies at Elan Corporation, or Elan. In 1996, Mr. King became Head of Strategic Marketing at Elan, before joining Elan’s corporate venture capital group in 1998. In addition to serving on our board of directors, Mr. King is currently a director of Palyon Medical Corporation, a private medical device company. Mr. King holds a B.S. in Pharmacy from Trinity College Dublin and an M.B.A. from University College Dublin. Mr. King is also a C.F.A. charter holder. We believe that Mr. King’s extensive venture capital experience, and combination of financial and pharmaceutical expertise, qualifies him to serve as a member of our board of directors.

Timothy S. Nelson has served as chairman of our board of directors since December 2013. In addition to serving as a director of our Company, Mr. Nelson currently serves on the board of directors of SurModics, Inc., a public company engaged in the business of providing medical technologies. From April 2005 to March 2013, Mr. Nelson was President and Chief Executive Officer and a director of MAP Pharmaceuticals, Inc., a biopharmaceutical company. Mr. Nelson holds a B.S. in Chemical Engineering from the University of Minnesota and a Master’s in Management from Northwestern University. We believe that Mr. Nelson’s experience in the biotechnology industry and as a director of other public companies qualifies him to serve as a member of our board of directors.

Robert Roche has served as a member of our board of directors since December 2011. He is the founding member of Robert Roche Associates LLC, a consulting firm providing guidance to the pharmaceutical and health care industries. He created this firm upon his retirement from Cephalon Inc., or Cephalon, in February 2010. He joined Cephalon in January 1995 as the Vice President of Sales and Marketing and was named Executive Vice President, Worldwide Pharmaceutical Operations of Cephalon in 2005. Before joining Cephalon in 1995, Mr. Roche served as Director and Vice President, Worldwide Strategic Product Development, for SmithKline Beecham’s CNS and GI products business. He also was managing director of SmithKline Beecham’s pharmaceutical operations in the Philippines. Prior to that, he held senior marketing positions in Canada and Spain and had product planning responsibilities for SmithKline Beecham in Latin America. Mr. Roche began his pharmaceutical career in 1982 with SmithKline & French as a U.S. pharmaceutical sales representative. Mr. Roche is currently a member of the board of directors of Antares Pharma, Inc. He formerly served as a director of LifeCell Inc. from 2008 to 2010, EKR from 2010 to 2012 and NuPathe Inc. from 2010 to 2014. He also serves on the boards of Bryn Mawr Hospital and Westtown School. He received his B.A. from Colgate University and M.B.A. from The Wharton School at the University of Pennsylvania. We believe that Mr. Roche’s business expertise and experience with pharmaceutical companies, including his experience as a director of other companies, qualifies him to serve as a member of our board of directors.

Rajeev Shah has served as a member of our board of directors since September 2013. Mr. Shah is a Partner and Portfolio Manager at RA Capital Management, LLC, an investment advisory firm that has been investing in health care companies since 2002. Prior to joining RA Capital in 2004, Mr. Shah worked as a Senior Project Leader at Altus Pharmaceuticals Inc. Mr. Shah received a B.A. in Chemistry from Cornell University. We believe that Mr. Shah’s financial and business expertise qualifies him to serve as a member of our board of directors.

Tim Shannon, M.D. has served as a member of our board of directors since December 2010. Since November 2009, Dr. Shannon has been a Venture Partner at Canaan Partners, a global venture capital firm. Since July 2013, Dr. Shannon has been the Chief Executive Officer and member of the board of directors of Arvinas Inc., a privately held biotechnology company that creates a new class of small molecule drugs that degrade pathogenic target proteins. Dr. Shannon served as Chief Executive Officer at ALDEA Pharmaceuticals, Inc., or ALDEA, a privately held biotechnology company, from November 2010 to September 2013. Prior to ALDEA, Dr. Shannon served as Chief Executive Officer of CuraGen Corporation, or CuraGen, from August 2007 to September 2009. From January 2004 until August 2007, Dr. Shannon served as CuraGen’s Executive Vice President and Chief Medical Officer. In addition to serving on our board of directors, Dr. Shannon currently serves on the boards of directors of Arvinas Inc., Novira Therapeutics Inc., CytcomX Therapeutics, Inc. and ALDEA, all privately held companies. Dr. Shannon also serves on the board of Celldex Therapeutics, Inc., a public biopharmaceutical company. Dr. Shannon earned his B.A. in Chemistry from Amherst College and his M.D. from the University of Connecticut School of Medicine. We believe that Dr. Shannon’s experience as a chief executive officer of a biotechnology company, as well as his experience as a director of other companies, qualifies him to serve as a member of our board of directors.

Board composition

Our board of directors is currently comprised of 10 members. However, we expect that, immediately prior to the completion of this offering, Mr. Batchelder will resign from our board of directors and we will reduce the size of our board of directors from 10 to nine. Our board of directors has determined that each of our directors, other than Mr. Iwicki, our President and Chief Executive officer, and Mr. Batchelder, our former Chief Executive Officer and one of our founders, is independent for purposes of The NASDAQ Stock Market. The members of our board of directors were elected in compliance with the provisions of the voting agreement among us and our major stockholders. The voting agreement will terminate upon the closing of this offering and we will have no further contractual obligations regarding the election of our directors. See “Certain relationships and related party transactions.” Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation or removal. There are no family relationships among any of our directors or executive officers.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. Upon completion of this offering, each of our directors identified above will serve in the class indicated. Subject to any earlier resignation or removal in accordance with the terms of our amended and restated certificate of incorporation and amended and restated by-laws that we expect to be in effect upon the closing of this offering, our Class I directors will serve until the first annual meeting of stockholders following the completion of this offering; our Class II directors will serve until the second annual meeting of stockholders following the completion of this offering; and our Class III directors will serve until the third annual meeting of stockholders following the completion of this offering.

Board committees

Our board of directors has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit committee

Our audit committee is composed of             ,              and             , with              serving as chairman of the committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of The NASDAQ Stock Market. Our board of directors has determined that              is an “audit committee financial expert” within the meaning of the SEC regulations and applicable listing standards of The NASDAQ Stock Market. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	setting policies for our hiring of employees or former employees of our independent registered public accounting firm;

•	reviewing our significant risks or exposures and assessing the steps that management has taken or should take to monitor and minimize such risks or exposures;

•	reviewing the adequacy of our internal control over financial reporting, including information system controls and security;

•	coordinating our board of director’s oversight of our code of business conduct and our disclosure of controls and procedures;

•	monitoring developments in income tax laws and regulations;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing and discussing with management and our independent registered public accounting firm our earnings releases and scripts.

Compensation committee

Our compensation committee is composed of             ,              and             , with              serving as chairman of the committee. Our board of directors has determined that each member of the compensation committee is “independent” as defined under the applicable listing standards of The NASDAQ Stock Market. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in the listing standards of The NASDAQ Stock Market with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	annually reviewing and reassessing the adequacy of the committee charter;

•	reviewing and establishing our overall management compensation, and our compensation philosophy and policy;

•	overseeing and administering our compensation and other compensatory plans;

•	reviewing and approving our equity and incentive policies and procedures for the grant of equity-based awards and approving the grant of such equity-based awards;

•	reviewing and making recommendations to our board of directors with respect to non-employee director compensation; and

•	producing a report on executive compensation to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating and corporate governance committee

Our nominating and corporate governance committee is composed of             ,             and             , with              serving as chairman of the committee. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined under the applicable listing standards of The NASDAQ Stock Market. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to our board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	developing and recommending to our board of directors a set of corporate governance principles;

•	articulating to each director what is expected, including reference to the corporate governance principles and directors’ duties and responsibilities;

•	reviewing and recommending to our board of directors practices and policies with respect to directors;

•	reviewing and recommending to our board of directors the functions, duties and compositions of the committees of our board of directors;

•	reviewing and assessing the adequacy of the committee charter and submitting any changes to our board of directors for approval;

•	consider and report to our board of directors any questions of possible conflicts of interest of board of directors members;

•	provide for new director orientation and continuing education for existing directors on a periodic basis;

•	performing an evaluation of the performance of the committee; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may establish other committees from time to time.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain relationships and related party transactions.”

Code of business conduct and ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

Overview

The following discussion relates to the compensation of our former President and Chief Executive Officer, Glenn Batchelder, and our two most highly compensated executive officers (other than our former President and Chief Executive Officer), Richard Batycky, Ph.D., our Chief Scientific Officer, and Martin Freed, M.D., our Chief Medical Officer, for fiscal 2013. These three executives are collectively referred to in this prospectus as our named executive officers. In January 2014, Mr. Batchelder ceased to be our President and Chief Executive Officer and became a consultant to the company. Also in January 2014, we hired Mark Iwicki as our current President and Chief Executive Officer. Since Mr. Iwicki was not one of our executive officers during 2013, a discussion of his compensation is not included in this summary or in the tables below. Each year, the compensation committee of our board of directors and our board of directors review and determine the compensation of our named executive officers.

Elements of executive compensation

The compensation of our named executive officers in fiscal year 2013 consisted of base salary and equity awards as well as employee benefits that are made available to substantially all salaried employees. Mr. Batchelder also received in fiscal year 2013 a cash retention bonus and a special cash bonus pursuant to his employment agreement. Our named executive officers are also entitled to certain compensation and benefits upon certain terminations of employment and change of control transactions pursuant to employment agreements and the terms of individual equity award agreements.

Base salaries.    Base salaries for our named executive officers are determined annually by our board of directors after reviewing the recommendation of our compensation committee. When making its base salary recommendations to our board of directors, our compensation committee takes factors into account such as each executive’s experience and individual performance, the company’s performance as a whole, including our Chief Executive Officer’s assessment of the company’s performance, survey data for comparable life science companies, cost of living adjustments and other industry conditions, but does not assign any specific weighting to any factor. Effective March 1, 2013, based on the recommendation of our compensation committee, our board of directors approved base salary increases of 5% for each of our named executive officers, resulting in a base salary of $374,850 for Mr. Batchelder, $352,800 for Dr. Batycky and $352,800 for Dr. Freed.

Equity awards.    Our named executive officers participate in our 2010 Stock Incentive Plan. See “Equity and incentive plans—2010 Stock Incentive Plan” below for a description of this plan. Restricted stock and stock options have been granted to our named executive officers under the 2010 Stock Incentive Plan. These awards are generally subject to time-based vesting conditions. Mr. Batchelder also received stock options subject to performance-based vesting conditions.

Each of our named executive officers received awards of time-vesting stock options in 2013 that vest in equal monthly installments over 48 months, generally subject to the executive’s continued employment. In addition, two stock option awards were granted to Mr. Batchelder on November 25, 2013, the first award vesting in equal monthly installments over 12 months (and vesting in full upon an acquisition of the company) and the second award vesting in connection with an acquisition of the company at or above a specified purchase price, in each case, generally subject to the executive’s continued employment or service with the company.

Stock option awards serve to align the interests of our named executive officers with the interests of our stockholders because no value is created unless the value of our common stock appreciates after grant. Stock option awards also encourage retention through the use of time-based vesting. Stock option award agreements with our named executive officers generally provide that the award will vest in full on the 360th day following an acquisition of the company, subject to earlier vesting on a termination of employment without cause or for good reason within two months prior to or within this 360-day period following such acquisition and, if awards are not assumed by the acquirer in the acquisition, they will vest in full immediately before the acquisition.

Restricted stock awards were granted to our named executive officers in 2010. Restricted stock awards vest as to a portion of the award on the first anniversary of the grant date or vesting commencement date, as applicable, and thereafter continue to vest in equal monthly installments over 36 months or 48 months, generally subject to the executive’s continued employment. Restricted stock award agreements include provisions for accelerated vesting in connection with an acquisition similar to the accelerated vesting included in the stock option award agreements described above. Restricted stock awards subject to time-based vesting encourage retention, create incentives for the executive to focus on the long-term performance of the company, and further align the interests of the executive with the interests of our stockholders.

In connection with the closing of our Series B Preferred Stock financing in September 2013, the stock option and restricted stock awards that were then outstanding and held by Mr. Batchelder vested in full.

In connection with the closing of our Series C Preferred Stock financing in August 2014, each of Drs. Batycky and Freed received a stock option to purchase 252,802 shares of our common stock and 211,931 shares of our common stock, respectively, that vests in equal monthly installments over 48 months, generally subject to each executive’s continued employment, with accelerated vesting in connection with an acquisition of us, as described above.

Cash bonuses.    In fiscal 2013, we did not have a cash bonus program and no annual cash bonus awards were paid to our named executive officers. In fiscal 2014, we adopted the Civitas Therapeutics, Inc. Cash Bonus Plan, and each current named executive officer has been awarded an annual bonus opportunity under this plan with respect to 2014 that may be earned based on the achievement of corporate and individual performance goals. For fiscal year 2014, the target bonus awarded under this plan to our current named executive officers, as a percentage of base salary, is 25% for each of Drs. Batycky and Freed. Pursuant to the terms of the amended and restated executive employment agreements with each of Drs. Batycky and Freed, effective in connection with this offering, the target bonus for each such executive, as a percentage of base salary, will be 40%. Pursuant to the terms of his amended and restated employment agreement, Mr. Batchelder was entitled to receive a special bonus upon the first to occur of an acquisition of the company and an equity financing in which the company received a specified level of proceeds (referred to as a value creation event). In fiscal 2013, Mr. Batchelder became entitled to payment of this special bonus in an amount equal to $54,500, as well as a retention bonus in an amount equal to $93,713, upon the closing of our Series B Preferred Stock financing.

Benefits.    We provide modest benefits to our named executive officers, which are limited to participation in our tax-qualified retirement plan, or our 401(k) plan, and basic health and welfare benefit coverage. These benefits are available to substantially all of our salaried employees.

Employment agreements.    We have entered into employment agreements with each of our named executive officers that include severance protections. Our named executive officers are also subject to restrictive covenants, covering noncompetition, nonsolicitation and confidentiality. We have also entered into an employment agreement with Mr. Iwicki, as described below.

Summary compensation table

The following table sets forth information about certain compensation awarded or paid to our named executive officers for fiscal year 2013.

Name and principal position	Year	Salary($)(1)	Bonus($)		Option awards($)(2)	Total($)
Glenn Batchelder Former President and Chief Executive Officer(3)	2013	371,875	148,213	(4)	241,899	761,987
Richard Batycky, Ph.D. Chief Scientific Officer	2013	350,000			276,142	626,142
Martin Freed, M.D. Chief Medical Officer	2013	350,000			224,969	574,969

(1)	Salaries include amounts contributed by the named executive officer to our 401(k) plan.

(2)	Amounts shown reflect the aggregate grant date fair value of time-vesting stock options awarded in fiscal 2013, computed in accordance with FASB ASC Topic 718, and exclude the value of estimated forfeitures. No amount was included in the table with respect to the performance-based stock option award granted to Mr. Batchelder on November 25, 2013 since the performance conditions associated with this option were not considered probable of occurring on the date of grant. Assumptions used in the calculation of these amounts are included in Note 2 to our financial statements included elsewhere in this prospectus. The grant date value of the performance-based stock option award granted to Mr. Batchelder assuming the highest level of performance conditions will be achieved was $187,291.

(3)	Mr. Batchelder stepped down as President and Chief Executive Officer in January 2014.

(4)	Amount represents a $93,713 retention bonus and a $54,500 special bonus that, pursuant to Mr. Batchelder’s amended and restated employment agreement, became payable upon the closing of our Series B Preferred Stock financing.

Outstanding equity awards at fiscal year-end

The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2013.

	Option awards								Stock awards
Name	Number of securities underlying unexercised options(#) exercisable		Number of securities underlying unexercised options(#) unexercisable		Equity incentive plan awards: number of securities underlying unexercised unearned options(#)		Option exercise price($)(5)	Option expiration date(6)	Number of shares or units of stock that have not vested(#)		Market value of shares of units of stock that have not vested($)(9)
Glenn Batchelder					731,990	(1)	0.41	11/25/2023
			638,383	(2)			0.41	11/25/2023
	200,000	(3)					0.36	1/31/2023
	200,000	(4)					0.33	3/20/2022
Richard Batycky, Ph.D.	19,792	(3)	930,208	(3)			0.41	11/25/2023
	34,375	(3)	115,625	(3)			0.36	1/31/2023	172,200	(7)	82,656
	65,625	(4)	84,375	(4)			0.33	3/20/2022	232,781	(8)	111,735
Martin Freed, M.D.	15,625	(3)	734,375	(3)			0.41	11/25/2023	345,658	(7)	165,916
	34,375	(3)	115,625	(3)			0.36	1/31/2023	84,363	(8)	40,494
	65,625	(4)	84,375	(4)			0.33	3/20/2022

(1)	Reflects a stock option to purchase shares of our common stock that was scheduled to vest on the 360th day following an acquisition of the company at or above a specified purchase price, subject to earlier vesting on a termination of employment without cause or for good reason within two months prior to or 360 days following such acquisition. This award was forfeited in the first quarter of fiscal 2014.

(2)	Reflects time-based stock options to purchase shares of our common stock that vest in equal monthly installments over 12 months on each successive one-month anniversary of January 26, 2014, which is the effective date of the executive’s consulting agreement, generally subject to the executive’s continued employment with or service to the company.

(3)	Reflects time-based stock options to purchase shares of our common stock that vest in equal monthly installments over 48 months on each successive one-month anniversary of the grant date, generally subject to the executive’s continued employment. The award to Mr. Batchelder vested in full upon the closing of our Series B Preferred Stock financing.

(4)	Reflects time-based stock options to purchase shares of our common stock that vest in equal monthly installments over 48 months on each successive one-month anniversary of March 1, 2012, generally subject to the executive’s continued employment. The award to Mr. Batchelder vested in full upon the closing of our Series B Preferred Stock financing.

(5)	The exercise price of the stock options is not less than the fair market value of a share of our common stock, as determined by our board of directors based, in part, on an independent third party valuation.

(6)	All stock options have a 10-year term.

(7)	Reflects a restricted stock award that vested as to 116,389 shares, in the case of Dr. Batycky, and 172,820 shares, in the case of Dr. Freed, on the first anniversary of the grant date of December 27, 2010, with the remainder vesting in equal monthly installments over the following 48 months, generally subject to the executive’s continued employment.

(8)	Reflects a restricted stock award that vested as to 172,183 shares, in the case of Dr. Batycky, and 84,352 shares, in the case of Dr. Freed, on the first anniversary of the vesting start date of December 27, 2010, with the remainder vesting in equal monthly installments over the following 36 months, generally subject to the executive’s continued employment.

(9)	Computed based on the fair market value of a share of our common stock as of December 31, 2013, which was $0.48.

Employment agreements

Drs. Batycky and Freed.    We have entered into an amended and restated employment agreement with each of Dr. Batycky and Dr. Freed, effective in connection with this offering. The amended and restated employment agreement with each executive provides for an initial base salary of $375,000 for each executive and a target bonus, as a percentage of base salary, of 40%, and severance payments and benefits upon certain terminations of employment, as described below.

Drs. Batycky and Freed—termination of employment without cause, for good reason or upon death or disability.    If the executive’s employment is terminated by us without cause, by the executive for good reason or due to the executive’s death or disability (as such terms are defined in the executive’s employment agreement), the executive will be entitled to continued payment of his base salary and reimbursement of COBRA premiums for a period of 12 months following such termination of employment, payment of an amount equal to the executive’s target bonus for the year of termination and the annual bonus payable with respect to the prior calendar year, if any, to the extent unpaid. In addition, if the executive’s employment is terminated without cause or for good reason within 12 months following an acquisition of the Company, all outstanding stock options or other equity awards then held by the executive will become fully vested upon such termination. Pursuant to stock option award agreements with each of the executives with respect to currently outstanding options under our 2010 Stock Incentive Plan, upon a termination of the executive’s employment by the company without cause, by the executive for good reason, or due to the executive’s death or disability, shares underlying the stock option award will vest as to the portion of the award that otherwise would have vested over the nine months following the date of such termination of employment.

Mr. Iwicki.    In January 2014, we entered into an employment agreement with Mr. Iwicki, our current President and Chief Executive Officer, providing for an initial base salary of $435,000, a target annual bonus opportunity equal to 40% of his base salary, a retention payment of $170,000 payable on the six-month anniversary of his employment commencement date, subject to reduction by the amount of the 2013 bonus paid to the executive by his prior employer, and an initial stock option grant to purchase 3,640,516 shares of our common stock. In addition, in August 2014, pursuant to the terms of his employment agreement, in connection with the closing of our Series C Preferred Stock financing, Mr. Iwicki became entitled to a stock option to purchase 915,242 shares, which represent the number of shares of our common stock needed to maintain an ownership level equal to 4.75% of the company on a fully diluted basis. Stock options awarded pursuant to Mr. Iwicki’s employment agreement will vest upon the occurrence of an acquisition of the company or in connection with certain terminations of employment in connection with such an acquisition. Effective in connection with this offering, Mr. Iwicki’s base salary will be increased to $460,000 and his target annual bonus opportunity will be 55% of his base salary.

Mr. Iwicki—termination of employment without cause, for good reason or upon death or disability.    If Mr. Iwicki’s employment is terminated by us without cause, by him for good reason or due to his death or disability (as such terms are defined in Mr. Iwicki’s employment agreement), he will be entitled to continued payment of his base salary and reimbursement of COBRA premiums for a period of 12 months following such termination of employment, the annual bonus payable with respect to the prior calendar year, if any, to the extent unpaid, a pro rata portion of the target annual bonus for the year in which his employment is terminated and an amount equal to the target annual bonus for the year in which Mr. Iwicki’s employment is terminated. In addition, stock options awarded pursuant to the employment agreement will vest as to the portion of the award that otherwise would have vested over the 12 months following the date of his termination of employment.

Section 280G.    Pursuant to the employment agreements with each of Mr. Iwicki and Drs. Batycky and Freed, in the event any payment or benefit that the executive would receive in connection with a change in ownership or control of us under Section 280G of the Code and the regulations thereunder, would constitute a “parachute payment” within the meaning of Section 280G of the Code subject to the excise tax imposed under Section 4999 of the Code, then the executive will be entitled to receive an amount equal to the greater of the amount of such payments and benefits reduced so that no portion of the payments and benefits would constitute a parachute payment, or the amount otherwise payable to the executive reduced by all applicable taxes, including the excise tax.

Severance subject to release of claims.    Our obligation to provide an executive with any severance payments or other benefits under the executive’s employment agreement is conditioned on the executive signing and not revoking an effective release of claims in our favor, the executive’s agreement to refrain from making disparaging comments about us and our affiliates for three years following the termination of the executive’s employment and the executive’s compliance with obligations related to non-competition, non-solicitation, confidentiality and assignment of intellectual property, pursuant to an Invention, Non-Disclosure, Non-Competition, and Non-Solicitation Agreement entered into between each executive and us.

Other termination of employment.    If the executive’s employment is terminated by us for cause or by the executive without good reason (as such terms are defined in the executive’s employment agreement), the executive will only be entitled to receive earned but unpaid base salary and unreimbursed business expenses and any other payments or benefits to which the executive is entitled under any applicable compensation arrangement or other benefit or equity plan or agreement.

Employment conditioned on restrictive covenants.    As a condition to each executive’s employment with us, the executive was required to sign and must comply with the terms of an Invention, Non-Disclosure, Non-Competition, and Non-Solicitation Agreement, pursuant to which the executive has agreed not to compete with us or solicit our employees, independent contractors, clients, customers or business partners for a period of one year following the termination of the executive’s employment. Each executive has also agreed to covenants relating to the use and disclosure of confidential information and the assignment of inventions.

Mr. Batchelder employment and consulting agreements

Employment agreement.    In June 2013, we entered into an amended and restated employment agreement with Mr. Batchelder that provided for a base salary, a retention bonus, a special bonus opportunity and severance payments and benefits upon certain terminations of employment, as described below. Pursuant to the employment agreement, Mr. Batchelder was entitled to receive a retention bonus of $93,713 upon the first to occur of the company’s hiring of a new Chief Executive Officer or a specified financing event. This retention bonus became payable in September 2013 upon the closing of our Series B Preferred Stock financing. In addition, Mr. Batchelder’s amended and restated employment agreement provided that if, in connection with an acquisition of us or an equity financing, we received specified levels of proceeds (referred to as a value creation event), his base salary would automatically increase by $20,000 and Mr. Batchelder would be entitled to a special bonus in an amount equal to $20,000 multiplied by the number of years that elapsed from the effective date of

Mr. Batchelder’s prior employment agreement, dated December 27, 2010, until the occurrence of the value creation event. Upon the closing of our Series B Preferred Stock financing, Mr. Batchelder became entitled to payment of this special bonus and this base salary increase.

Mr. Batchelder’s employment agreement provided that, if his employment had been terminated by us without cause, by him for good reason or due to his death or disability (as such terms were defined in Mr. Batchelder’s employment agreement), Mr. Batchelder would have been entitled to continued payment of his base salary and reimbursement of COBRA premiums for a period of nine months (or 12 months if such termination of employment occurred within two months prior to or at any time following an acquisition of the company), reimbursement of COBRA premiums for an additional period ending on the earlier of nine months after the initial nine- (or 12-) month post-employment period and Mr. Batchelder becoming eligible to receive comparable benefits from a new employer, the annual bonus payable with respect to the prior calendar year, if any, to the extent unpaid, and payment of the retention bonus, to the extent not previously paid.

If Mr. Batchelder’s employment had been terminated by us for cause or by him without good reason (as such terms were defined in Mr. Batchelder’s employment agreement), he would have been entitled to receive only his earned but unpaid base salary and unreimbursed business expenses and any other payments or benefits to which the he was entitled under any applicable compensation arrangement or other benefit or equity plan or agreement.

The stock option award granted to Mr. Batchelder in January 2013 and amendments to restricted stock and stock options granted to him in 2012 included in Mr. Batchelder’s amended and restated employment agreement provided that such awards would vest in full upon the first to occur of our hiring of a new Chief Executive Officer, a specified financing event, a termination of Mr. Batchelder’s employment by us without cause or a termination of Mr. Batchelder’s employment by him for good reason. As described above, these awards vested upon the closing of our Series B Preferred Stock financing.

2014 termination of employment.    Upon Mr. Batchelder’s termination of employment in January 2014, he became entitled to the severance payments and benefits provided under his employment agreement in connection with a termination of employment without cause, described above. Pursuant to his employment agreement, we are providing Mr. Batchelder with base salary continuation and COBRA premium reimbursement for a period of nine months (with COBRA premium reimbursement continuing for up to an additional nine months, as described above).

Our obligation to provide Mr. Batchelder with any severance payments or other benefits under his employment agreement was conditioned on Mr. Batchelder signing and not revoking an effective release of claims in our favor, and remains conditioned on Mr. Batchelder’s agreement to refrain from making disparaging comments about us and our affiliates for three years following the termination of his employment and his compliance with obligations related to non-competition, non-solicitation, confidentiality and assignment of intellectual property, pursuant to an Invention, Non-Disclosure, Non-Competition, and Non-Solicitation Agreement entered into between Mr. Batchelder and us.

Consulting agreement.    In connection with Mr. Batchelder’s termination of employment in January 2014, we entered into a consulting agreement with him pursuant to which Mr. Batchelder has agreed to provide certain consulting and advisory services to us and we have agreed to pay him a monthly consulting fee of $31,238 for a term of twelve months. Pursuant to the terms of the consulting agreement, if we terminate the consulting agreement without cause, we will pay Mr. Batchelder all the consulting fees that would have been paid for the remainder of the term had the agreement not been terminated. In addition, Mr. Batchelder remains bound by covenants related to non-competition, non-solicitation, confidentiality and assignment of intellectual property.

Retirement plans

We do not maintain any qualified or non-qualified defined benefit plans or supplemental executive retirement plans that cover our named executive officers. Our 401(k) plan permits eligible employees to defer their annual eligible compensation subject to the limitations imposed by the Internal Revenue Service. We may, but are not required to, make discretionary profit-sharing contributions on behalf of eligible employees under this plan. We did not make any contributions on behalf of eligible employees in fiscal year 2013.

2013 director compensation

The following table sets forth information concerning the compensation earned by our non-employee directors during 2013. In 2013, Mr. Roche and Mr. Nelson were the only directors who received compensation for service on our board of directors. Mr. Batchelder received no additional compensation for his service as a director, and, consequently, is not included in this table. The compensation received by Mr. Batchelder as our President and Chief Executive Officer during 2013 is included in the “Summary compensation table” above.

Director compensation

Name	Fees earned or paid in cash($)(1)	Option awards($)(2)	Total($)
Timothy S. Nelson	13,750	141,575	155,325
Robert Roche	40,000	28,145	68,145

(1)	Amounts represent fees earned or paid in fiscal 2013 pursuant to consulting agreements with each director for the director’s service as a member of our board of directors.

(2)	Amounts represent the aggregate grant date fair value of awards of time-vesting stock options granted in fiscal 2013. These amounts were computed in accordance with FASB ASC Topic 718 and exclude the value of estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 2 to our financial statements included elsewhere in this prospectus.

As of December 31, 2013, our directors held the following aggregate number of options to purchase shares of our common stock: Mr. Nelson held options to purchase 548,996 shares of our common stock, Mr. Roche held options to purchase 310,000 shares of our common stock, and Drs. Hirsch, Hopfner and Shannon and Messrs. Jackson, King and Shah held no options to purchase shares of our common stock. As of December 31, 2013, none of our directors held shares of restricted stock.

Director agreements

We have entered into consulting agreements with each of Messrs. Nelson and Roche providing for a consulting fee and an initial grant of stock options. Pursuant to the consulting agreement with each director, Mr. Nelson is entitled to a consulting fee of $55,000 per year for his service as a member and chairman of our board of directors and Mr. Roche is entitled to a consulting fee of $40,000 per year for his service as a member of our board of directors. In addition, each director is subject to covenants related to confidentiality and assignment of intellectual property.

Each of Messrs. Nelson and Roche received awards of time-vesting stock options in fiscal 2013. Shares underlying stock option awards granted in December 2013 to Mr. Nelson and in November 2013 to Mr. Roche vest in equal monthly installments over 48 months, generally subject to the director’s continued service on our board of directors, and will become fully vested upon an acquisition of us. The consulting agreements with each of Messrs. Nelson and Roche will be terminated in connection with this offering, and each such director will be compensated for his service on our board of directors pursuant to our non-employee director compensation policy described above.

The consulting agreements with each of Messrs. Nelson and Roche will be terminated in connection with this offering. Following this offering, each such director will be compensated for his service on our board of directors pursuant to our non-employee director compensation policy, described below.

Non-Employee Director Compensation Policy

Our board of directors has adopted a non-employee director compensation policy, effective in connection with this offering, which is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, all non-employee directors will be paid cash compensation from and after the completion of this offering, as set forth in the following table:

Annual Retainer
Board of Directors:
All non-employee members	$35,000
Additional retainer for chair	$25,000
Audit Committee:
Members	$7,500
Additional retainer for chair	$7,500
Compensation Committee:
Members	$5,000
Additional retainer for chair	$5,000
Nominating and Corporate Governance Committee:
Members	$3,000
Additional retainer for chair	$3,000

Under our non-employee director compensation policy, each non-employee director who is initially appointed or elected to our board of directors will be eligible to receive a grant of stock options to purchase                  shares of our common stock under the 2014 Equity Plan at the time of his or her initial appointment or election to our board of directors, which will vest annually in equal installments over a three-year period, subject to the director remaining in service on the applicable vesting date. In addition, each continuing non-employee director will be eligible to receive, at each annual meeting of our shareholders, an annual stock option grant to purchase                  shares of our common stock, which will vest in full on the first anniversary of the grant date, subject to the director remaining in service on the vesting date. The stock options will be granted with an exercise price equal to the fair market value of a share of our common stock on the date of grant and have a 10-year term. In connection with this offering, each non-employee director will receive the initial grant of stock options described above, which will have an exercise price equal to the offering price.

Equity and incentive plans

2010 Stock Incentive Plan

The 2010 Stock Incentive Plan provides for the grant of stock and stock-based awards to our (including our affiliates’) employees, officers, directors, consultants and advisors. The following summary of the 2010 Stock Incentive Plan is not a complete description of all provisions of the 2010 Stock Incentive Plan and is qualified in its entirety by reference to the 2010 Stock Incentive Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Plan administration.    The 2010 Stock Incentive Plan is administered by our compensation committee, which has authority to grant awards, to adopt, amend and repeal administrative rules, guidelines and practices related to the plan as it deems advisable, and to determine the terms and conditions of awards, including the time or times at which awards vest or become exercisable.

Authorized shares.    Subject to adjustment, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2010 Stock Incentive Plan is 14,754,863 shares. As of June 30, 2014, there were 1,138,916 shares of common stock available for issuance for future awards under the 2010 Stock Incentive Plan. Shares of our common stock to be issued under the 2010 Stock Incentive Plan may be authorized but unissued shares of our common stock or treasury shares.

Types of awards.    The 2010 Stock Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards.

Termination of employment.    Our board of directors will determine the effect of termination of employment or service on an award, subject to provisions in employment agreements we have entered into.

Reorganization events.    In the event of a reorganization event, for awards other than restricted stock awards, our board of directors may provide for the assumption or substitution of outstanding awards, provide written notice to participants that unexercised awards will terminate unless exercised by the participant within a specified period following the date of such notice, provide for accelerated vesting or delivery of shares under awards, or provide for a cash out of outstanding awards or, in the event of a liquidation or dissolution of the company, provide the right to receive the liquidation proceeds, in each case, on such terms as it deems appropriate. Under the 2010 Stock Incentive Plan, a reorganization event generally includes a merger or consolidation pursuant to which all of our common stock is cancelled or is converted into or exchanged for the right to receive cash, securities or other property, an exchange of all of the common stock of the company for cash, securities or other property, or our liquidation or dissolution.

Amendment and termination.    Our board of directors may amend, suspend or terminate the 2010 Stock Incentive Plan at any time, except that an amendment to the plan may not alter the terms of an outstanding award unless our board of directors determines that such amendment does not materially and adversely affect a participant’s rights under the plan.

Following this offering, all equity-based awards will be granted under the 2014 Equity Plan, described below.

2014 Equity Plan

In connection with this offering, our board of directors adopted the 2014 Equity Plan, and, following this offering, all equity-based awards will be granted under the 2014 Equity Plan. The following summary describes the material terms of the 2014 Equity Plan. This summary of the 2014 Equity Plan is not a complete description of all provisions of the 2014 Equity Plan and is qualified in its entirety by reference to the 2014 Equity Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    The 2014 Equity Plan is administered by our compensation committee. Our compensation committee has the authority to, among other things, interpret the 2014 Equity Plan, determine eligibility for, grant and determine the terms of awards under the 2014 Equity Plan, determine the form of settlement of awards (whether in cash, shares of our common stock or other property), and do all things necessary or appropriate to carry out the purposes of the 2014 Equity Plan. Our compensation committee’s determinations under the 2014 Equity Plan are conclusive and binding.

Eligibility.    Our key employees, directors, consultants and advisors are eligible to participate in the 2014 Equity Plan.

Authorized Shares.    Subject to adjustment, as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the 2014 Equity Plan is          shares, plus          shares that were available for grant under the 2010 Stock Incentive Plan on the date the 2014 Equity Plan was adopted. The number of shares of our common stock available for issuance under the 2014 Equity Plan will be automatically increased annually on each January 1st, from January 1,          through January 1, 2024, in an amount equal to the lesser of 4% of outstanding shares of our common stock as of the close of business on the immediately preceding December 31st or the number of shares determined by our board of directors. Subject to adjustment, as described below, no more than          shares of our common stock may be delivered in satisfaction of incentive stock options, or ISOs, awarded under the 2014 Equity Plan.

The shares of our common stock to be issued under the 2014 Equity Plan may be authorized but unissued shares of our common stock or previously issued shares of our common stock acquired by us. Any shares of our common stock underlying awards that are settled in cash, expire or become unexercisable without having been exercised or that are forfeited or repurchased by us will again be available for issuance under the 2014 Equity Plan. In addition, the number of shares of our common stock delivered in satisfaction of awards will be determined net of shares withheld by us in payment of the exercise price of an award or in satisfaction of tax withholding requirements with respect to an award.

Individual limits.    The maximum number of shares of our common stock subject to stock options and the maximum number of shares of our common stock subject to stock appreciation rights, or SARs, that may be granted to any participant in the 2014 Equity Plan in any calendar year is each          shares. The maximum number of shares of our common stock subject to other awards that may be granted to any participant in the 2014 Equity Plan in any calendar year is          shares. A participant who is a non-employee director may not receive awards with respect to the greater of an aggregate of          shares of our common stock or $         in aggregate grant date fair value in any calendar year.

Types of awards.    The 2014 Equity Plan provides for awards of stock options, SARs, restricted stock, unrestricted stock, stock units, performance awards and other awards convertible into or otherwise based on shares of our common stock. Eligibility for stock options intended to be ISOs is limited to our employees. Dividend equivalents may also be provided in connection with an award under the 2014 Equity Plan.

•	Stock options and SARs. The exercise price of a stock option, and the base price against which a SAR is to be measured, may not be less than the fair market value (or, in the case of an ISO granted to a ten percent shareholder, 110% of the fair market value) of a share of our common stock on the date of grant. Our compensation committee will determine the time or times at which stock options or SARs become exercisable and the terms on which such awards remain exercisable.

•	Restricted and unrestricted stock. A restricted stock award is an award of shares of our common stock subject to forfeiture restrictions, while an unrestricted stock award is not subject to such restrictions.

•	Stock units. A stock unit award is an award denominated in shares of our common stock that entitles the participant to receive shares of our common stock or cash measured by the value of shares of our common stock in the future. The delivery of shares or cash under a stock unit may be subject to the satisfaction of performance conditions or other vesting conditions.

•	Performance awards. A performance award is an award the vesting, settlement or exercisability of which is subject to specified performance criteria.

•	Other awards. Other awards are awards that are convertible into or otherwise based on shares of our common stock.

Performance awards.    The 2014 Equity Plan provides for the grant of performance awards that are made based upon, and subject to achieving, performance objectives. Performance objectives with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, or Section 162(m), to the extent applicable, are limited to an objectively determinable measure or measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after-tax basis; net income; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures, strategic alliances, licenses or collaborations; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; manufacturing or process development; or achievement of clinical trial or research objectives, regulatory or other filings or approvals or other product development milestones.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), to the extent applicable, our compensation committee may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to an award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period that affect the applicable performance objectives.

Vesting; Termination of employment or service.    Our compensation committee has the authority to determine the vesting schedule applicable to each award, and to accelerate the vesting or exercisability of an award. Our compensation committee will determine the effect of a termination of employment or service on an award. Unless otherwise provided by our compensation committee, upon a termination of a participant’s employment or service, all unvested stock options and SARs then held by the participant will terminate and all other unvested awards will be forfeited and all vested stock options and SARs then held by the participant will remain outstanding for three months following such termination, or one year in the case of death, or, in each case, until the applicable expiration date, if earlier. All stock options and SARs held by a participant immediately prior to the participant’s termination of employment or service will immediately terminate if such termination is for cause, as defined in the 2014 Equity Plan, or occurs in circumstances that would have constituted grounds for the participant’s employment or service to be terminated for cause.

Non-transferability of awards.    Awards under the 2014 Equity Plan may not be transferred other than by the laws of descent and distribution, unless, for awards other than ISOs, otherwise provided by our compensation committee.

Recovery of compensation.    Our compensation committee may cancel, rescind, withhold or otherwise limit or restrict any award at any time under the 2014 Equity Plan if the participant is not in compliance with the provisions of the 2014 Equity Plan or any award thereunder or if the participant breaches any agreement with our company with respect to non-competition, non-solicitation or confidentiality. Our compensation committee also may recover any award or payments or gain in respect of any award under the 2014 Equity Plan in accordance with any applicable company recoupment policy or as otherwise required by applicable law or applicable stock exchange listing standards.

Certain transactions; Certain adjustments.    In the event of a consolidation, merger or similar transaction or series of related transactions, including a sale or other disposition of shares of our common stock, in which our company is not the surviving corporation or that results in the acquisition of all or substantially all of our then outstanding shares of common stock by a single person or entity or by a group of persons and/or entities acting in concert, a sale of all or substantially all of our assets or our dissolution or liquidation, our compensation committee may, among other things, provide for the continuation or assumption of outstanding awards, for new grants in substitution of outstanding awards, for the accelerated vesting or delivery of shares under awards or for a cash-out of outstanding awards, in each case on such terms and with such restrictions as it deems appropriate. Except as our compensation committee may otherwise determine, awards not assumed in connection with such a transaction will terminate automatically and, in the case of outstanding restricted stock, will be forfeited automatically upon the consummation of such covered transaction.

In the event of a stock dividend, stock split or combination of shares, including a reverse stock split, recapitalization or other change in our capital structure that constitutes an equity restructuring within the meaning of FASB ASC 718, our compensation committee will make appropriate adjustments to the maximum number of shares of our common stock that may be delivered under, and the ISO and individual share limits included in, the 2014 Equity Plan, and will also make appropriate adjustments to the number and kind of shares or securities subject to awards, the exercise prices of such awards or any other terms of awards affected by such change. Our compensation committee will also make the types of adjustments described above to take into account distributions and other events other than those listed above if it determines that such adjustments are appropriate to avoid distortion in the operation of the 2014 Equity Plan.

Amendment; Termination.    Our compensation committee will be able to amend the 2014 Equity Plan or outstanding awards, or terminate the 2014 Equity Plan as to future grants of awards, except that our compensation committee will not be able to alter the terms of an award if it would affect materially and adversely a participant’s rights under the award without the participant’s consent (unless expressly provided in the 2014 Equity Plan or expressly reserved by our compensation committee). Shareholder approval will be required for any amendment to the 2014 Equity Plan to the extent such approval is required by law, including applicable stock exchange requirements.

Cash Bonus Plan

In connection with this offering, our board of directors adopted the Civitas Therapeutics, Inc. Amended and Restated Cash Bonus Plan, or the Cash Bonus Plan. Starting with our 2014 fiscal year, annual cash award opportunities for executive officers, including our named executive officers, and other key employees will be granted under the Cash Bonus Plan. The following summary describes the material terms of the Cash Bonus Plan. This summary is not a complete description of all provisions of the Cash Bonus Plan and is qualified in its entirety by reference to the Cash Bonus Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.    The Cash Bonus Plan will be administered by our compensation committee. Our compensation committee has the authority to interpret the Cash Bonus Plan and awards granted under it, to determine eligibility for awards and to do all things necessary to administer the Cash Bonus Plan. Any interpretation or decision by our compensation committee will be final and conclusive.

Participants; Individual limit.    Our employees are eligible to participate in the Cash Bonus Plan and participants will be selected by our compensation committee from time to time. Eligibility for awards intended to qualify as performance-based compensation under Section 162(m) will be limited to our executive officers and other key employees selected from time to time by our compensation committee. The maximum payment to any participant pursuant to an award intended to qualify as performance-based compensation under Section 162(m) under the Cash Bonus Plan in any fiscal year will in no event exceed $2.0 million.

Awards.    With respect to each award granted under the Cash Bonus Plan, our compensation committee will establish the performance criteria applicable to the award, the amount or amounts payable if the performance criteria are achieved, and such other terms and conditions as our compensation committee deems appropriate. The Cash Bonus Plan permits the grant of awards that are intended to qualify as exempt performance-based compensation under Section 162(m), to the extent applicable, as well as awards that are not intended to so qualify. Any awards that are intended to qualify as performance-based compensation will be administered in accordance with the requirements of Section 162(m), to the extent applicable.

Performance criteria.    Awards under the Cash Bonus Plan will be made based on, and subject to achieving, performance criteria established by our compensation committee, which may consist of a combination of personal and company-related objectives and may be applied to a participant or participants on an individual basis, to a business unit or division, or to the company as a whole. Performance criteria for awards intended to qualify as performance-based compensation for purposes of Section 162(m), to the extent applicable, are limited to the objectively determinable measures of performance relating to any or any combination of the following

(measured either absolutely or by reference to an index or indices or the performance of one or more companies and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or equity expense, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; operating income or profit, including on an after-tax basis; net income; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures, strategic alliances, licenses or collaborations; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; manufacturing or process development; or achievement of clinical trial or research objectives, regulatory or other filings or approvals or other product development milestones.

To the extent consistent with the requirements of Section 162(m), to the extent applicable, the compensation committee may establish that in the case of any award intended to qualify as exempt performance-based compensation under Section 162(m), that one or more of the performance criteria applicable to such award be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance criteria.

Payment under an award.    A participant will be entitled to payment under an award only if all conditions to payment have been satisfied in accordance with the Cash Bonus Plan and the terms of the award. Our compensation committee will determine the payment date or dates for awards under the Cash Bonus Plan. Following the close of the performance period, our compensation committee will determine (and, to the extent required by Section 162(m), certify) whether and to what extent the applicable performance criteria have been satisfied. Our compensation committee will then determine the actual payment, if any, under each award. For awards other than awards intended to qualify as exempt performance-based compensation under Section 162(m), our compensation committee has the sole and absolute discretion to increase or reduce the actual payment under such awards. Awards under the Cash Bonus Plan may be settled in cash or in shares of our common stock, as determined by our compensation committee. Our compensation committee may permit a participant to defer payment of an award subject to the requirements of applicable law.

Recovery of compensation.    Awards under the Cash Bonus Plan will be subject to forfeiture, termination and rescission, and a participant who receives a payment pursuant to the Cash Bonus Plan will be obligated to return such payment to us, to the extent provided by our compensation committee in connection with a breach by the participant of an award agreement under the plan or any non-competition, non-solicitation, confidentiality or similar covenant or agreement with our company or an overpayment of incentive compensation due to inaccurate financial data, in accordance with any applicable company recoupment policy, or as otherwise required by law or applicable stock exchange listing standards.

Amendment; Termination.    Our compensation committee generally may amend or terminate the Cash Bonus Plan at any time, except that any amendment or termination that would adversely affect a then outstanding award under the Cash Bonus Plan will require the consent of the affected participant, and any amendment will be approved by our shareholders if required by Section 162(m).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions, since January 1, 2011, to which we have been a party, in which the amount involved exceeded or will exceed $120,000, and one or more of our executive officers, directors, director nominees or 5% stockholders, or their immediate family members, each of whom we refer to as a “related person,” had a direct or indirect material interest.

Indemnification agreements

We have entered into indemnification agreements with each of our directors. In addition, our employment agreements with Dr. Batycky, Ms. Franz, Dr. Freed, Mr. Stuart and Ms. Taylor contain indemnification provisions. Prior to the completion of this offering, we expect to enter into amended and restated employment agreements with each of our executive officers. These indemnification and employment agreements will require us to indemnify these individuals and, in certain cases, affiliates of such individuals, to the fullest extent permissible under Delaware law against liabilities that may arise by reason of their service to us or at our direction, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Series A Preferred Stock financing

On December 27, 2010, we issued 11,764,706 shares of our Series A Preferred Stock to the investors listed below for total consideration of $11,764,706. The total consideration consisted of $10,000,000 in cash and $1,764,706, the purchase price of certain pulmonary development programs and INDs, underlying intellectual property and laboratory equipment associated with its pulmonary business transferred to us by Alkermes under the Alkermes Agreement. The following table sets forth the number of shares of our Series A Preferred Stock that we issued to our 5% stockholders and their affiliates in this transaction:

Investor	Number of Shares of Series A Preferred Stock Issued in Consideration for Entry into the Alkermes Agreement	Cash Purchase Price	Number of Shares of Series A Preferred Stock Issued in Consideration of Cash Purchase Price
Canaan VIII L.P.	—	$5,000,000	5,000,000
Longitude Capital Partners, LLC and related funds	—	5,000,000	5,000,000
Alkermes, Inc.	1,764,706	—	—

On April 15, 2011, we issued an additional 2,500,000 shares of our Series A Preferred Stock to Fountain Healthcare Partners, Fund 1 LP for total consideration of $2,500,000 in cash. Furthermore, on December 20, 2011, upon the achievement of certain milestones regarding the development of CVT-301 set forth in the Series A Preferred Stock purchase agreement, we issued 14,264,706 shares of our Series A Preferred Stock to the investors listed below for total consideration of $14,264,706, consisting of $12,500,000 in cash and $1,764,706, the purchase price of certain pulmonary development programs and INDs, underlying intellectual property and laboratory equipment associated with its pulmonary business transferred to us by Alkermes under the Alkermes Agreement. The following table sets forth the number of shares of our Series A Preferred Stock that we issued to our 5% stockholders and their affiliates in this transaction:

Investor	Number of Shares of Series A Preferred Stock Issued in Consideration for Entry into the Alkermes Agreement	Cash Purchase Price	Number of Shares of Series A Preferred Stock Issued in Consideration of Cash Purchase Price
Canaan VIII L.P.	—	$5,000,000	5,000,000
Longitude Capital Partners, LLC and related funds	—	5,000,000	5,000,000
Alkermes, Inc.	1,764,706	—	—
Fountain Healthcare Partners, Fund 1 LP	—	2,500,000	2,500,000

Series B Preferred Stock financing

On September 3, 2013, we issued 28,825,492 shares of our Series B Preferred Stock to the holders of our Series A Preferred Stock, as well as new investors, for total consideration of $40,643,943. The total consideration consisted of $28,924,218 in cash and $11,719,725 in principal, interest and discount on conversion under promissory notes that were extinguished and converted in exchange for the Series B Preferred Stock. The following table sets forth the number of shares of our Series B Preferred Stock that we issued to our 5% stockholders and their affiliates in this transaction:

Investor	Principal and interest under promissory notes	Number of shares of Series B Preferred Stock issued upon conversion of promissory note	Cash purchase price	Number of shares of Series B Preferred Stock issued in consideration of cash purchase price
Canaan VIII L.P.	$3,286,356	2,913,436	$3,373,438	2,392,509
Longitude Capital Partners, LLC and related funds	3,286,356	2,913,436	3,373,438	2,392,509
Alkermes, Inc.	1,159,890	1,028,272	1,190,625	844,415
Fountain Healthcare Partners, Fund 1 LP	1,643,178	1,456,718	1,686,718	1,196,254
Bay City Capital, LLC and related funds	N/A	N/A	10,300,000	7,304,965
RA Capital Healthcare Fund, LP	N/A	N/A	5,000,000	3,546,099
Wellington Management Company, LLP and related funds	N/A	N/A	3,999,999	2,836,879

Series C Preferred Stock financing

On August 22, 2014, we issued 17,000,000 shares of our Series C Preferred Stock to the holders of our Series A Preferred Stock and Series B Preferred Stock, as well as new investors, for total consideration of $55,250,000 in cash. The following table sets forth the number of shares of our Series C Preferred Stock that we issued to our 5% stockholders and their affiliates in this transaction:

Investor	Cash purchase price	Number of Shares of Series C Preferred Stock issued in consideration of cash purchase price
Canaan VIII L.P.	$250,000	76,923
Longitude Capital Partners, LLC and related funds	2,999,997	923,076
Alkermes, Inc.	999,999	307,692
Fountain Healthcare Partners, Fund 1 LP	2,000,001	615,385
Bay City Capital, LLC and related funds	3,999,999	1,230,769
RA Capital Healthcare Fund, LP	14,000,002	4,307,693
Wellington Management Company, LLP and related funds	8,000,002	2,461,539

Investors’ rights agreement

In connection with our Series A Preferred Stock financing, we entered into an investors’ rights agreement with the participants in our initial Series A Preferred Stock financing on December 27, 2010. We entered into an amendment to the agreement on April 15, 2011 when Fountain Healthcare Partners, Fund 1 LP purchased Series A Preferred Stock and an amended and restated agreement on December 19, 2012. In connection with our Series B Preferred Stock financing, on September 3, 2013, we entered into an amended and restated investors’ rights agreement with the holders of all of our Series A Preferred Stock and Series B Preferred Stock. On August 22, 2014, we entered into an amended and restated investors’ rights agreement with the holders of all of our preferred stock in connection with the Series C Preferred Stock financing. Pursuant to the terms of this agreement, we granted these investors certain registration rights, information rights and the right to participate pro rata in any future private financing rounds. Other than the registration rights, the rights granted pursuant to this agreement will terminate upon the completion of this offering. See “Description of capital stock—Registration rights.”

Right of first refusal and co-sale agreement

In connection with our Series A Preferred Stock financing, we entered into a right of first refusal and co-sale agreement with the participants in our initial Series A Preferred Stock financing and our founders on December 27, 2010. We entered into an amended and restated agreement with the holders of our Series A Preferred Stock and our founders on December 19, 2012. In connection with our Series B Preferred Stock financing, on September 3, 2013, we entered into an amended and restated right of first refusal and co-sale agreement with the holders of our Series A Preferred Stock, our Series B Preferred Stock and our founders. On August 22, 2014, we entered into an amended and restated right of first refusal and co-sale agreement with the holders of all of our preferred stock and certain other key stockholders in connection with the Series C Preferred Stock financing. Pursuant to the terms of this agreement, in the event of a proposed sale of shares of our common or preferred stock, the seller is required to first offer such shares to us and then any remaining shares to be sold to the other investors party to the agreement, subject to certain conditions and restrictions. In addition, in the event of a proposed sale of shares of our common or preferred stock, certain other investors have the right to participate in the sale with the seller on a pro rata basis. This agreement will terminate upon the completion of this offering.

Voting agreement

In connection with our Series A Preferred Stock financing, we entered into a voting agreement with the participants in our initial Series A Preferred Stock financing and our founders on December 27, 2010. We entered into amended and restated agreements with the holders of our Series A Preferred Stock and our founders on December 19, 2012 and June 17, 2013. In connection with our Series B Preferred Stock financing, on September 3, 2013, we entered into an amended and restated voting agreement with the holders of our Series A Preferred Stock, our Series B Preferred Stock and our founders, with respect to the election of directors and certain other matters. On August 22, 2014, we entered into an amended and restated voting agreement with the holders of all of our preferred stock and certain other key stockholders in connection with the Series C Preferred Stock financing. This agreement amended and restated a voting agreement that had been entered into in connection with a previous financing. All of our current directors were elected pursuant to the terms of this agreement or a prior version of this agreement. This agreement will terminate upon the completion of this offering.

Related person transactions policy

We have adopted a related person transaction approval policy that will govern the review of related person transactions following the closing of this offering. Pursuant to this policy, if we want to enter into a transaction with a related person or an affiliate of a related person, our              will review the proposed transaction to determine, based on applicable rules of The NASDAQ Stock Market and the SEC, if such transaction requires pre-approval by our audit committee and/or our board of directors. If pre-approval is required, such matters will be reviewed at the next regular or special meeting of our audit committee and/or our board of directors. We may not enter into a related person transaction unless our              has either specifically confirmed in writing that no further reviews are necessary or that all requisite corporate reviews have been obtained.

PRINCIPAL STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our common stock as of August 22, 2014, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of August 22, 2014 through the exercise of any stock option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 81,410,487 shares of our common stock outstanding as of August 22, 2014. All of our preferred stock converts into shares of common stock on a one-to-one basis. Shares of our common stock that a person has the right to acquire within 60 days of August 22, 2014 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Andrea Franz, 190 Everett Avenue, Chelsea, Massachusetts 02150.

		Percentage of shares beneficially owned
Name and address of beneficial owner	Number of shares beneficially owned	Before offering	After offering
5% or greater stockholders:
Longitude Capital Partners, LLC, and related funds(1)	16,229,021	19.9%
800 El Camino Real, Suite 220 Menlo Park, CA 94025

Canaan VIII L.P.(2)	15,382,868	18.9%
2765 Sand Hill Road Menlo Park, CA 94025

Fountain Healthcare Partners, Fund 1 LP(3)	8,268,357	10.2%
Guild House, 4th Floor Guild Street, IFSC Dublin 1, Ireland

Bay City Capital LLC, and related funds(4)	8,535,734	10.5%
750 Battery Street, Suite 400 San Francisco, CA 94111

Alkermes, Inc.(5)	5,709,791	7.0%
852 Winter Street Waltham, MA 02451

		Percentage of shares beneficially owned
Name and address of beneficial owner	Number of shares beneficially owned	Before offering	After offering

RA Capital Healthcare Fund, LP(6)	7,853,792	9.6%
20 Park Plaza, Suite 1200 Boston, MA 02116

Wellington Management Company, LLP(7)	5,298,418	6.5%
280 Congress Street Boston, MA 02210

Directors and named executive officers:
Mark Iwicki	—	*

Richard Batycky, Ph.D.(8)	2,063,513	2.5%

Martin Freed, M.D.(9)	1,710,143	2.1%

Glenn Batchelder(10)	2,736,019	3.3%

David Hirsch, M.D.(11)	—	*

Rob Hopfner(12)	—	*

Blair Jackson	—	*

Aidan King(13)	—	*

Timothy S. Nelson(14)	114,373	*

Robert Roche(15)	114,585	*

Rajeev Shah(16)	—	*

Tim Shannon, M.D.(17)	—	*

All executive officers and directors as a group (15 persons)(18)	7,521,706	9.0%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	Consists of (i) 9,803,500 shares of common stock issuable upon conversion of Series A Preferred Stock, 5,201,683 shares of common stock issuable upon conversion of Series B Preferred Stock and 904,938 shares of common stock issuable upon conversion of Series C Preferred Stock directly held by Longitude Venture Partners, L.P. and (ii) 196,500 shares of common stock issuable upon conversion of Series A Preferred Stock, 104,262 shares of common stock issuable upon conversion of Series B Preferred Stock and 18,138 shares of common stock issuable upon conversion of Series C Preferred Stock directly held by Longitude Capital Associates, L.P. (together with Longitude Venture Partners, L.P., the Longitude Funds). Longitude Capital Partners, LLC is the general partner of the Longitude Funds. Patrick G. Enright and Juliet Tammenoms Bakker are managing members and David Hirsch and Marc-Henri Galletti are members of Longitude Capital Partners, LLC. Each is a member of Longitude Capital Partners, LLC’s investment committee, and in their capacity as such, may be deemed to exercise shared voting and investment power over the shares held by the reporting persons.

(2)	Consists of 10,000,000 shares of common stock issuable upon conversion of Series A Preferred Stock, 5,305,945 shares of common stock issuable upon conversion of Series B Preferred Stock and 76,923 shares of common stock issuable upon conversion of Series C Preferred Stock directly held by Canaan VIII L.P. Canaan Partners VIII LLC is the general partner of Canaan VIII L.P., and may be deemed to have sole voting, investment and dispositive power over the shares held by Canaan VIII L.P. The managers of Canaan Partners VIII LLC are Brenton K. Ahrens, John V. Balen, Stephen M. Bloch, Wende S. Hutton, Maha Ibrahim, Deepak Kamra, Guy M. Russo and Eric A. Young. Investment and voting decisions with respect to the shares held by Canaan VIII L.P. are made by the managers of Canaan Partners VIII LLC collectively. Tim Shannon is a member of the board of directors and a member of Canaan Partners VIII LLC. No manager, member or employee of Canaan Partners VIII LLC has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by Canaan VIII L.P.

(3)	Consists of 5,000,000 shares of common stock issuable upon conversion of Series A Preferred Stock, 2,652,972 shares of common stock issuable upon conversion of Series B Preferred Stock and 615,385 shares of common stock issuable upon conversion of Series C Preferred Stock. Manus Rogan, Aidan King, Ena Prosser and Justin Lynch are partners in Fountain Healthcare Partners Ltd, which is the general partner of Fountain Healthcare Partners, Fund 1 LP. Messrs. Rogan, King and Lynch and Ms. Prosser have the power collectively to vote or dispose of the shares held by Fountain Healthcare Partners, Fund 1 LP.

(4)	Consists of (i) 7,168,362 shares of common stock issuable upon conversion of Series B Preferred Stock and 1,207,754 shares of common stock issuable upon conversion of Series C Preferred Stock directly held by Bay City Capital Fund V, L.P. and (ii) 136,603 shares of common stock issuable upon conversion of Series B Preferred Stock and 23,105 shares of common stock issuable upon conversion of Series C Preferred Stock directly held by Bay City Capital Fund V Co-Investment Fund, L.P. (together with Bay City Capital Fund V, L.P., the Bay City Funds). Bay City Capital Management V LLC (“GP V”) is the general partner of the Bay City Funds. Bay City Capital LLC (“BCC LLC”) is the manager of GP V. Voting and dispositive power with respect to the shares held by the Bay City Funds is held by two investment committees, with the approval of a majority of both committees required for any action with respect to such shares. The committees consist of the following individuals, respectively: (i) Fred Craves, Carl Goldfischer and Thomas Pritzker and (ii) Dr. Craves, Dr. Goldfischer, Dayton Misfeldt, Lionel Carnot, Jeanne Cunicelli, Doug Given and William Gerber.

(5)	Consists of 3,529,412 shares of common stock issuable upon conversion of Series A Preferred Stock, 1,872,687 shares of common stock issuable upon conversion of Series B Preferred Stock and 307,692 shares of common stock issuable upon conversion of Series C Preferred Stock.

(6)	Consists of 3,546,099 shares of common stock issuable upon conversion of Series B Preferred Stock and 4,307,693 shares of common stock issuable upon conversion of Series C Preferred Stock. Peter Kolchinsky and Rajeev Shah are partners at RA Capital Management, LLC, which is the investment adviser and sole general partner of RA Capital Healthcare Fund, LP. Messrs. Kolchinsky and Shah have the collective power to vote or dispose of the shares held by RA Capital Healthcare Fund, LP.

(7)	Consists of (i) 1,418,400 shares of common stock issuable upon conversion of Series B Preferred Stock and 923,077 shares of common stock issuable upon conversion of Series C Preferred Stock directly held by Hawkes Bay Master Investors (Cayman) L.P., (ii) 529,996 shares of common stock issuable upon conversion of Series B Preferred Stock and 250,772 shares of common stock issuable upon conversion of Series C Preferred Stock directly held by Salthill Investors (Bermuda) L.P., (iii) 888,483 shares of common stock issuable upon conversion of Series B Preferred Stock and 364,613 shares of common stock issuable upon conversion of Series C Preferred Stock directly held by Salthill Partners, L.P., (iv) 643,473 shares of common stock issuable upon conversion of Series C Preferred Stock directly held by North River Partners, L.P. and (v) 279,604 shares of common stock issuable upon conversion of Series C Preferred Stock directly held by North River Investors (Bermuda), L.P. Wellington Management Company, LLP, or Wellington Management, is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as the advisor to these entities. Wellington Management, in such capacity, may be deemed to share beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the shares held by its client accounts.

(8)	Includes 364,700 shares of common stock that can be acquired upon the exercise of outstanding options.

(9)	Includes 327,580 shares of common stock that can be acquired upon the exercise of outstanding options.

(10)	Includes 825,589 shares of common stock that can be acquired upon the exercise of outstanding options.

(11)	Does not include shares held by the Longitude Funds. Dr. Hirsch, who is one of our directors, is a member of Longitude Capital Partners, LLC, the general partner of the Longitude Funds. As a result, Dr. Hirsch may be deemed to beneficially own the shares held by the Longitude Funds.

(12)	Does not include of shares held by the Bay City Funds. Mr. Hopfner, who is one of our directors, is a managing director of BCC LLC, the manager of the Bay City Funds’ general partner. Mr. Hopfner has no voting or investment power over the shares held by the Bay City Funds.

(13)	Does not include shares held by Fountain Healthcare Partners, Fund 1 LP. Mr. King, who is one of our directors, is a Managing Partner of Fountain Healthcare Partners Ltd., the general partner of Fountain Healthcare Partners, Fund 1 LP. As a result, Mr. King may be deemed to beneficially own the shares held by Fountain Healthcare Partners, Fund 1 LP.

(14)	Includes 114,373 shares of common stock that can be acquired upon the exercise of outstanding options.

(15)	Includes 114,585 shares of common stock that can be acquired upon the exercise of outstanding options.

(16)	Does not include shares held by RA Capital Healthcare Fund, LP. Mr. Shah, who is one of our directors, is a partner at RA Capital Management, LLC, the investment adviser and sole general partner of RA Capital Healthcare Fund, LP. As a result, Mr. Shah may be deemed to beneficially own the shares held by RA Capital Healthcare Fund LP.

(17)	Does not include shares held by Canaan VIII L.P. Dr. Shannon, who is one of our directors, is a member of the board of directors and a member of Canaan Partners VIII LLC, the general partner of Canaan VIII L.P. Dr. Shannon has no voting or investment power over the shares held by Canaan VIII L.P.

(18)	Includes 2,569,564 shares of common stock that can be acquired upon the exercise of outstanding options.

DESCRIPTION OF INDEBTEDNESS

Senior secured credit facility

Overview

In March 2014, we entered into a $20,000,000 Loan and Security Agreement with Oxford Finance LLC and Silicon Valley Bank, and made an initial drawing of $5,000,000. The Loan and Security Agreement provides for an additional drawing of up to $15,000,000 on or before September 30, 2014, subject to certain conditions, including a determination by our board of directors to proceed with our pivotal Phase 3 clinical trial for CVT-301.

The loans will bear interest at the greater of (i) 7.95% per annum or (ii) 7.71% plus three-month U.S. LIBOR rate per annum, not to exceed 7.95% per annum. The interest rate is fixed at the time of funding for the duration of the term. Interest on the initial draw will accrue at a rate of 7.95% per annum payable monthly.

Amortization, prepayment and final maturity

The initial drawing requires monthly amortization payments commencing in May 2015, which will be extended until November 2015 if the additional drawing is made. Voluntary prepayments will be permitted at any time, subject to a prepayment fee of 3% in the first year, 2% in the second year and 1% thereafter. All unpaid principal on the outstanding loans, plus a final interest payment of 6%, will be due and payable on October 1, 2017.

Collateral and guarantees

The loans are secured by substantially all of our existing and after-acquired assets, and proceeds thereof, excluding certain intellectual property. The loans will be guaranteed on a secured basis by any future domestic subsidiaries of ours.

Restrictive covenants and other matters

The Loan and Security Agreement includes negative covenants that, subject to exceptions, limit our ability to do the following without the prior written consent of the lenders:

•	dispose of certain assets;

•	change our business, management or ownership;

•	engage in mergers or acquisitions;

•	incur additional indebtedness;

•	create liens on assets, including intellectual property;

•	pay dividends, make distributions or repurchase our capital stock;

•	engage in certain affiliate transactions; and

•	engage in certain change of control transactions.

The Loan and Security Agreement contains customary representations and warranties, affirmative covenants and events of default. If any event of default occurs, the lenders are entitled to take various actions, including accelerating amounts due and imposing a default interest rate of 5% above the applicable interest rate.

Warrants

With the initial drawing, we issued to the lenders warrants to purchase 106,383 shares of Series B Preferred Stock at an exercise price of $1.41 per share. The warrants will expire in March 2024. If we make the additional drawing, the lenders will receive a proportionate amount of additional warrants.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws that will be in effect at the closing of this offering, which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the DGCL. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of              shares of our common stock, par value $0.001 per share, and              shares of our preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of August 22, 2014, we had issued and outstanding:

•	7,055,583 shares of our common stock, which includes 599,733 shares of unvested restricted stock subject to repurchase by us;

•	74,354,904 shares of our preferred stock that are convertible into 74,354,904 shares of our common stock;

•	options to purchase a total of 14,393,818 shares of our common stock with a weighted-average exercise price of $0.78 per share; and

•	106,383 warrants to purchase our preferred stock at a weighted average exercise price of $1.41 per share.

As of December 31, 2013, we had 24 stockholders of record.

Common stock

Dividend rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting rights

Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive rights

Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or redemption rights

Our common stock will be neither convertible nor redeemable.

Liquidation rights

Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Listing

We have applied for listing of our common stock on The NASDAQ Global Market under the symbol “CVTS.”

Preferred stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Registration rights

We are party to an amended and restated investors’ rights agreement, with the holders of shares of our common stock issuable upon conversion of the shares of preferred stock. These shares will represent approximately     % of our outstanding common stock after this offering, or     % if the underwriters exercise their option to purchase additional shares.

Under the amended and restated investors’ rights agreement, holders of registrable shares can demand that we file a registration statement or request that their shares be included on a registration statement that we are otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and our right, in certain circumstances, not to effect a requested S-1 registration during the period that is 60 days before our estimated date of filing of, and ending on a date that is 180 days after the effective date of, a company-initiated registration statement or a requested S-3 registration during the period that is 30 days before our estimated date of filing of, and ending on a date that is 90 days after the effective date of, a company-initiated registration statement.

The registration rights of any holder will terminate upon the earliest to occur of: (i) certain mergers or consolidations involving us, the disposition of substantially all of our assets or the exclusive license of substantially all of our intellectual property, (ii) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s registrable shares, and (iii) the third anniversary of this offering.

Demand registration rights

After the expiration of the 180-day period following the completion of this offering, the holders of at least a majority of the registrable shares may require us to file a registration statement on Form S-1 under the Securities Act at our expense with respect to the resale of their registrable shares, and we are required to use our commercially reasonable efforts to effect the registration.

At any time when we are eligible to file a registration statement on Form S-3 under the Securities Act, the holders of at least 20% of the registrable shares may require us to file a registration statement on Form S-3 at our expense with respect to the resale of their registrable shares, and we are required to use our commercially reasonable efforts to effect the registration.

Piggyback registration rights

If we propose to register any of our securities under the Securities Act for our own account or the account of any other holder, the holders of registrable shares are entitled to notice of such registration and to request that we include registrable shares for resale on such registration statement at our expense.

The amended and restated investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of misstatements or omissions in the registration statement attributable to us or any violation of the federal or state securities laws, rules or regulations and they are obligated to indemnify us for misstatements or omissions in the registration statement attributable to them or any violation of the federal or state securities laws, rules or regulations.

We are required to pay substantially all expenses incurred in connection with registrations, filings or qualifications, including the reasonable fees and disbursements (not to exceed $25,000) of one counsel for the selling stockholders. We are not required to pay registration expenses if a demand or piggyback registration is withdrawn by holders of at least a majority of shares to be registered, unless the withdrawal is due to discovery of a materially adverse change in our business.

Anti-takeover effects of our certificate of incorporation and our by-laws

Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by our board of directors.

These provisions include:

Classified board.    Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors. Upon completion of this offering, we expect that our board of directors will have nine members.

Action by written consent; Special meetings of stockholders.    Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors. Except as described above, stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Removal of directors.    Our certificate of incorporation will provide that our directors may be removed only for cause by the affirmative vote of at least 75% of the voting power of our outstanding shares of capital stock, voting together as a single class. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Advance notice procedures.    Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Super majority approval requirements.    The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation and by-laws will provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum.    Our certificate of incorporation will provide that, subject to limited exceptions, the state or federal court located within the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our by-laws, or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable.

Section 203 of the DGCL

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions: before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of restricted shares

As of August 22, 2014, based on the number of shares of our common stock then outstanding, upon the closing of this offering and assuming (1) the conversion of our outstanding preferred stock into common stock, (2) no exercise of the underwriters’ option to purchase additional shares of common stock, and (3) no exercise of outstanding options or warrants, we would have had outstanding an aggregate of approximately              shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act,              shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market 180 days after the date of this prospectus upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144.

Lock-up agreements

In connection with this offering, we, our officers and directors and our stockholders have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, either directly or indirectly:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or other securities; or

•	in the case of our directors, executive officers and stockholders, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The lock-up restrictions and specified exceptions are described in more detail in the section under the heading “Underwriting.”

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

In addition, pursuant to each of our amended and restated investors’ rights agreement and amended and restated right of first refusal and co-sale agreement, certain of the parties thereto have agreed with us that they will not, without the prior written consent of the managing underwriter, (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, any shares of our stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of our stock, for up to 180 days after the date of this prospectus. Holders of approximately              shares of common stock (including shares of our preferred stock that will be converted into shares of our common stock upon completion of this offering), or         % of our outstanding shares of common stock on an as converted basis, are, collectively subject to lock-up restrictions pursuant to these agreements or lock-up agreements with the underwriters.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreements referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of: 1% of the number of common shares then outstanding, which will equal approximately              shares of common stock immediately after this offering (calculated on the basis of the number of shares of our common stock outstanding as of December 31, 2013 and the assumptions described above); or the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreements referred to above).

Equity incentive plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our 2010 Stock Incentive Plan and the 2014 Equity Plan. Such registration statement is expected to be filed as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to differing interpretations and to change at any time, possibly on a retroactive basis.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax or the 3.8% Medicare tax on “net investment income”). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on our common stock

As discussed under “Dividend policy” above, we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on sale, exchange or other taxable disposition of our common stock.” Any such distribution would also be subject to the discussions below under the sections titled “—Additional withholding and reporting requirements” and “—Backup withholding and information reporting.”

Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN or IRS Form W-8BEN-E (or successor forms) certifying, under penalties of perjury, an exemption from or a reduction in withholding under an applicable income tax treaty, or

•	IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).

The certification requirement described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non- U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on sale, exchange or other taxable disposition of our common stock

Subject to the discussions below under the sections titled “—Additional withholding and reporting requirements” and “—Backup withholding and information reporting,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (1) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (2) we are or have been a “United States real property holding corporation,” as defined in the Code, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (3) such gain is effectively connected with the conduct by such Non- U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as described above under “—Distributions on our common stock.”

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Additional withholding and reporting requirements

Legislation enacted in March 2010 and related Treasury guidance (commonly referred to as FATCA) will impose, in certain circumstances, U.S. federal withholding at a rate of 30% on payments of (1) dividends on our common stock on or after July 1, 2014, and (2) gross proceeds from the sale or other disposition of our common stock on or after January 1, 2017. In the case of payments made to a “foreign financial institution” as defined under FATCA (including, among other entities, an investment fund), as a beneficial owner or as an intermediary, the tax generally will be imposed, subject to certain exceptions, unless such institution (1) enters into (or is otherwise subject to) and complies with an agreement with the U.S. government, or a FATCA Agreement, or (2) complies with an applicable intergovernmental agreement between the United States and a foreign jurisdiction (including any foreign law enacted in connection therewith, an “IGA”), in either case to, among other things, collect and provide to the U.S. or other relevant tax authorities certain information regarding U.S. account holders of such institution. In the case of payments made to a foreign entity that is not a foreign financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such foreign entity provides the withholding agent with a certification that it does not have any “substantial U.S. owners” (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity) or that identifies its substantial U.S. owners. If our common stock is held through a foreign financial institution that enters into (or is otherwise subject to) a FATCA Agreement, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold such tax on payments of dividends and proceeds described above made to (1) a person (including an individual) that fails to comply with certain information requests or (2) a foreign financial institution that has not entered into (and is not otherwise considered compliant with) a FATCA Agreement or complied with FATCA pursuant to an applicable IGA.

Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

Backup withholding and information reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on our common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non- U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal estate tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cowen and Company, LLC
Oppenheimer & Co. Inc.

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased pursuant to the underwriters’ option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option exercise	With full option exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters up to $             for expenses related to any filing with, and any clearance of this offering by, the Financial Industry Regulatory Authority, Inc.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and our directors, executive officers and stockholders have agreed not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) in the case of our directors, executive officers and stockholders, make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus.

In our case, subject to certain conditions, we and the underwriters have agreed that such restrictions shall not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security described in this prospectus;

•	any options and other awards granted under a company stock plan described in this prospectus;

•	the filing by us of a registration statement on Form S-8 relating to a company stock plan described in this prospectus; or

•	the issuance by us of up to 5% of our outstanding shares of common stock in connection with certain third party commercial transactions, including distribution arrangements, joint ventures, license agreements and acquisition agreements.

In the case of our directors, executive officers and stockholders, the restrictions referred to above shall not apply in respect of the following, subject to certain conditions:

•	transfers or dispositions of common stock as a bona fide gift or gifts;

•	transfers or dispositions of common stock to any trust for the direct or indirect benefit of any director, officer or stockholder or the immediate family of such person;

•	transfers or dispositions of common stock to any corporation, partnership, limited liability company, investment fund or other entity controlled or managed, or under common control or management by the director, officer or stockholder;

•	transfers or dispositions of common stock by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediately family of the director, officer or stockholder;

•	transfers or dispositions of common stock as distributions to partners, members or stockholders of the director, officer or stockholder;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 180-day restricted period referred to above;

•	the exercise of options to purchase shares of common stock outstanding as of the date of this prospectus under any of our stock incentive plans or stock purchase plans that are described in this prospectus;

•	the exercise (whether for cash, cashless or net exercise) of warrants to purchase shares of common stock, or any security convertible into or exercisable or exchangeable for common stock, outstanding as of the date of this prospectus or described elsewhere in this prospectus;

•	the transfer of shares of common stock, or any security convertible into common stock, to us in connection with a vesting event of our securities or upon the exercise of options to purchase our securities outstanding as of the date of this prospectus, on a “cashless” or “net exercise” basis or to cover tax withholding obligations of such person in connection such vesting or exercise;

•	the transfer or disposition of such person’s shares of common stock, or any security convertible into or exercisable or exchangeable for common stock, that occurs by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•	the transfer of shares of common stock, or any security convertible into or exercisable or exchangeable into common stock, pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control, provided that in the event that the such transaction is not completed, the common stock owned by such person shall remain subject to the restrictions referred to above; or

•	the transfer or disposition of shares of common stock acquired on the open market following the date of this prospectus, including shares purchased in this offering.

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol “CVTS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each a ‘Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, was implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market

Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of Civitas Therapeutics, Inc. at December 31, 2012 and 2013, and for each of the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

FINANCIAL STATEMENTS

Years ended December 31, 2012 and 2013, six months ended June 30, 2013 and June 30, 2014

(unaudited) and the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Civitas Therapeutics, Inc.

We have audited the accompanying balance sheets of Civitas Therapeutics, Inc. (a development stage enterprise) (the Company) as of December 31, 2012 and 2013, and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ (deficit) equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Civitas Therapeutics, Inc. (a development stage enterprise) at December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 12, 2014

CIVITAS THERAPEUTICS, INC.

(A development stage company)

Balance sheets

(In thousands, except share and per share data)

	December 31,		June 30, 2014	Pro forma June 30, 2014

	2012	2013
			(unaudited)
Assets

Current assets:
Cash and cash equivalents	$13,539	$24,052	$13,906	$69,156
Prepaid expenses and other current assets	390	146	316	316
Deferred tax asset	13	—	—	—

Total current assets	13,942	24,198	14,222	69,472

Property and equipment, net	1,062	2,487	3,857	3,857
Restricted cash	1,012	1,012	1,012	1,012
Goodwill	550	550	550	550
Deferred expenses	—	—	1,842	1,842
Intangible assets, net	8,069	7,876	7,780	7,780

Total assets	$24,635	$36,123	$29,263	$84,513

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity

Current liabilities:
Accounts payable	$944	$1,297	$2,184	$2,184
Accrued liabilities and other	214	2,046	2,287	2,287
Current portion of deferred rent	52	52	52	52
Current portion of long-term debt, net			290	290

Total current liabilities	1,210	3,395	4,813	4,813
Deferred rent	104	52	26	26
Contingent consideration	15,294	20,549	29,504	29,504
Deferred tax liability	81	117	142	142
Convertible notes	9,043	—	—	—
Warrants to purchase redeemable convertible preferred stock	—	—	202	—
Long-term debt, net	—	—	4,521	4,521
Other long-term liabilities	—	750	1,000	1,000

Total liabilities	25,732	24,863	40,208	40,006

Commitments and contingencies (Note 10)

Redeemable convertible preferred stock:
Series A Preferred Stock, $0.001 par value; 28,529,412 shares authorized, issued and outstanding at December 31, 2012 and 2013 and June 30, 2014 (unaudited); no shares issued and outstanding pro forma (unaudited) (aggregate liquidation preference of $35,361 at June 30, 2014 (unaudited))	31,733	34,069	35,220	—
Series B Preferred Stock, $0.001 par value; 7,270,000, 28,825,492 and 28,931,875 shares authorized at December 31, 2012 and 2013 and June 30, 2014 (unaudited), respectively; no shares issued and outstanding at December 31, 2012 and 28,825,492 shares issued and outstanding at December 31, 2013 and June 30, 2014 (unaudited); no shares issued and outstanding pro forma (unaudited) (aggregate liquidation preference of $43,325 at June 30, 2014 (unaudited))	—	41,543	43,178	—
Series C Preferred Stock, $0.001 par value; no shares authorized, issued and outstanding at December 31, 2012 and 2013 and June 30, 2014 (unaudited); 17,000,000 shares authorized pro forma (unaudited); no shares issued and outstanding pro forma (unaudited)	—	—	—	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 49,270,000 shares authorized at December 31, 2012 and 80,000,000 shares authorized at December 31, 2013 and June 30, 2014 (unaudited), and 105,000,000 shares authorized pro forma (unaudited); 4,806,889, 6,594,165 and 6,304,721 shares issued at December 31, 2012 and 2013 and June 30, 2014 (unaudited), respectively, and 80,659,625 shares issued pro forma (unaudited); 4,099,540, 5,886,816 and 6,304,721 shares outstanding at December 31, 2012 and 2013 and June 30, 2014 (unaudited), respectively, and 80,659,625 shares outstanding pro forma (unaudited)	4	6	6	81
Additional paid-in capital	—	—	—	125,450
Deficit accumulated during the development stage	(32,834)	(64,358)	(89,349)	(81,024)
Treasury stock, at cost; 707,349 shares at December 31, 2012 and 2013 and no shares at June 30, 2014 (unaudited) and pro forma (unaudited)	—	—	—	—

Total stockholders’ (deficit) equity	(32,830)	(64,352)	(89,343)	44,507

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$24,635	$36,123	$29,263	$84,513

See accompanying notes.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

Statements of operations and comprehensive loss

(In thousands, except share and per share data)

	Year ended December 31,		Six Months Ended June 30,		Period from June 17, 2009 (Inception) to June 30, 2014
	2012	2013	2013	2014
			(unaudited)		(unaudited)
Service revenue	$535	$53	$53	$—	$1,043

Operating expenses:
Research and development	9,272	15,526	6,656	9,295	40,565
General and administrative	2,538	4,812	1,796	4,481	14,240
Re-measurement of contingent consideration	4,998	5,255	599	8,955	23,431
Amortization of purchased intangible assets	224	193	96	96	740

Total operating expenses	17,032	25,786	9,147	22,827	78,976

Loss from operations	(16,497)	(25,733)	(9,094)	(22,827)	(77,933)

Other income (expense), net:
Interest expense, net	(56)	(2,141)	(1,578)	(172)	(2,368)
Loss on extinguishment of convertible notes	—	(534)	—	—	(534)
Other	6	10	—	(63)	(47)

Other income (expense), net	(50)	(2,665)	(1,578)	(235)	(2,949)

Loss before provision for income taxes	(16,547)	(28,398)	(10,672)	(23,062)	(80,882)
Provision for income taxes	49	49	25	25	142

Net loss	$(16,596)	$(28,447)	$(10,697)	$(23,087)	$(81,024)

Comprehensive loss	$(16,596)	$(28,447)	$(10,697)	$(23,087)	$(81,024)

Reconciliation of net loss to net loss applicable to common stockholders:
Net loss	$(16,596)	$(28,447)	$(10,697)	$(23,087)	$(81,024)
Accretion and dividends on redeemable convertible preferred stock	(2,386)	(3,420)	(1,158)	(2,786)	(9,826)

Net loss attributable to common stockholders—basic and diluted	$(18,982)	$(31,867)	$(11,855)	$(25,873)	$(90,850)

Net loss per share applicable to common stockholders—basic and diluted	$(5.39)	$(6.64)	$(2.74)	$(4.26)	$(34.37)

Weighted-average number of common shares used in computing net loss per share applicable to common stockholders—basic and diluted	3,521,134	4,799,832	4,328,007	6,071,222	2,643,342

Pro forma net loss per share applicable to common stockholders—basic and diluted (unaudited)		$(0.66)		$(0.36)

Pro forma weighted-average number of common shares used in computing net loss per share applicable to common stockholders—basic and diluted (unaudited)		42,806,119		63,426,126

See accompanying notes.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

Statements of redeemable convertible preferred stock and stockholders’ (deficit) equity

(In thousands, except share data)

	Series A redeemable convertible preferred stock		Series B redeemable convertible preferred stock		Series C redeemable convertible preferred stock		Common stock		Additional paid-in capital	Deficit accumulated during the development stage	Treasury stock		Total

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Par value			Shares	Amount
Balance at Inception (June 17, 2009)	—	$—	—	$—	—	$—	—	$—	$—	$—	—	$—	$—
Issuance of restricted stock (2010)	—	—	—	—	—	—	—	—	2	—	—	—	2
Purchase of Company common stock (2010)	—	—	—	—	—	—	—	—	—	—	707,349	—	—
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $349 (2010)	11,764,706	11,415	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $66 (2011)	16,764,706	16,698	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options (2011)	—	—	—	—	—	—	5,000	—	1	—	—	—	1
Vesting of restricted stock	—	—	—	—	—	—	3,018,572	3	(3)	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	107	—	—	—	107
Accretion and dividends on redeemable convertible preferred stock	—	1,234	—	—	—	—	—	—	(107)	(1,127)	—	—	(1,234)
Net loss	—	—	—	—	—	—	—	—	—	(12,894)	—	—	(12,894)

Balance at December 31, 2011	28,529,412	$29,347	—	$—	—	$—	3,023,572	$3	$—	$(14,021)	707,349	$—	$(14,018)

Accretion and dividends on redeemable convertible preferred stock	—	2,386	—	—	—	—	—	—	(169)	(2,217)	—	—	(2,386)
Vesting of restricted common stock	—	—	—	—	—	—	1,075,968	1	(1)	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	170	—	—	—	170
Net loss	—	—	—	—	—	—	—	—	—	(16,596)	—	—	(16,596)

Balance at December 31, 2012	28,529,412	$31,733	—	$—	—	$—	4,099,540	$4	$—	$(32,834)	707,349	$—	$(32,830)

Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $185	—	—	28,825,492	40,459	—	$—	—	—	—	—	—	—	—
Accretion and dividends on redeemable convertible preferred stock	—	2,336	—	1,084	—	—	—	—	(343)	(3,077)	—	—	(3,420)
Vesting of restricted common stock	—	—	—	—	—	—	1,565,595	2	(2)	—	—	—	—
Share-based compensation expense	—	—	—	—	—	—	—	—	330	—	—	—	330
Exercise of stock options	—	—	—	—	—	—	221,681	—	15	—	—	—	15
Net loss	—	—	—	—	—	—	—	—	—	(28,447)	—	—	(28,447)

Balance at December 31, 2013	28,529,412	$34,069	28,825,492	$41,543	—	$—	5,886,816	$6	$—	$(64,358)	707,349	$—	$(64,352)

Accretion and dividends on redeemable convertible preferred stock (unaudited)	—	1,151	—	1,635	—	—	—	—	(882)	(1,904)	—	—	(2,786)
Vesting of restricted common stock (unaudited)	—	—	—	—	—	—	372,540	—	—	—	—	—	—
Share-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	869	—	—	—	869
Exercise of stock options (unaudited)	—	—	—	—	—	—	45,365	—	13	—	—	—	13
Retirement of treasury stock (unaudited)	—	—	—	—	—	—	—	—	—	—	(707,349)	—	—
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	(23,087)	—	—	(23,087)

Balance at June 30, 2014 (unaudited)	28,529,412	$35,220	28,825,492	$43,178	—	$—	6,304,721	$6	$—	$(89,349)	—	$—	$(89,343)

Conversion of redeemable convertible preferred stock into common stock (unaudited)	(28,529,412)	$(35,220)	(28,825,492)	$(43,178)	—	—	74,354,904	75	125,248	8,325	—	—	133,648
Reclassification of warrants to purchase redeemable convertible preferred stock to stockholders’ (deficit) equity (unaudited)	—	—	—	—	—	—	—	—	202	—	—	—	202

Pro forma balance at June 30, 2014 (unaudited)	—	$—	—	$—	—	$—	80,659,625	$81	$125,450	$(81,024)	—	$—	$44,507

See accompanying notes

CIVITAS THERAPEUTICS, INC.

(A development stage company)

Statements of cash flows

(In thousands)

	Year ended December 31,		Six Months Ended June 30,		Period from June 17, 2009 (Inception) to June 30, 2014
	2012	2013	2013	2014
			(unaudited)		(unaudited)
Operating activities
Net loss	$(16,596)	$(28,447)	$(10,697)	$(23,087)	$(81,024)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	687	764	359	300	2,293
Share-based compensation expense	170	330	98	869	1,476
Re-measurement of contingent consideration	4,998	5,255	599	8,955	23,431
Re-measurement of warrants to purchase redeemable convertible preferred stock	—	—	—	63	63
Non-cash interest expense	57	2,143	1,578	63	2,263
Loss on extinguishment of convertible notes	—	534	—	—	534
Gain on disposal of equipment	(6)	—	—	—	(6)
Deferred rent	(52)	(52)	(26)	(26)	(2)
Deferred taxes	49	49	25	25	142

Changes in operating assets and liabilities:
Restricted cash	—	—	—	—	(1,012)
Prepaid expenses and other current assets	(348)	238	(109)	(164)	(310)
Accounts payable and accrued expenses	569	1,860	70	(55)	2,919

Net cash used in operating activities	(10,472)	(17,326)	(8,103)	(13,057)	(49,233)

Investing activities
Proceeds from sale of property and equipment	—	6	6	—	6
Purchases of property and equipment	(366)	(1,671)	(155)	(1,523)	(4,377)

Net cash used in investing activities	(366)	(1,665)	(149)	(1,523)	(4,371)

Financing activities
Proceeds from issuance of preferred stock, net	—	28,739	—	—	53,322
Proceeds from convertible notes, net	8,986	—	—	—	8,986
Proceeds from issuance of restricted stock	—	—	—	—	2
Proceeds from exercise of stock options	—	15	—	13	29
Proceeds from other material financing arrangements	—	750	25	250	1,000
Cash paid for issuance costs	—	—	—	(727)	(727)
Proceeds from long-term debt, net	—	—	—	4,898	4,898

Net cash provided by financing activities	8,986	29,504	25	4,434	67,510

Net (decrease) increase in cash and cash equivalents	(1,852)	10,513	(8,227)	(10,146)	13,906
Cash and cash equivalents at beginning of period	15,391	13,539	13,539	24,052	—

Cash and cash equivalents at end of period	$13,539	$24,052	$5,312	$13,906	$13,906

Supplemental disclosures of cash flow information
Equipment additions included in accounts payable and accrued expenses	$43	$368	$103	$419	$419

Deferred expenses included in accounts payable and accrued expenses	$—	$—	$—	$1,132	$1,132

Issuance of Series A Preferred Stock as consideration for acquisition	$—	$—	$—	$—	$3,530

Conversion of convertible notes for Series B Preferred Stock	$—	$9,000	$—	$—	$9,000

Accretion and dividends on redeemable convertible preferred stock	$2,386	$3,420	$1,158	$2,786	$9,826

Cash paid for interest	$—	$—	$—	$77	$77

See accompanying notes.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

1. Nature of business

Civitas Therapeutics, Inc. (the Company) was incorporated on June 17, 2009, as a Delaware corporation with operations based in Chelsea, Massachusetts. The Company is a clinical stage biopharmaceutical company dedicated to developing inhaled therapies using the ARCUS® therapeutic technology. The first product candidate using the ARCUS® technology, CVT-301, is focused on treating OFF episodes in patients with Parkinson’s disease.

Liquidity

For the six months ended June 30, 2014 (unaudited), the Company incurred a net loss of $23,087, and has a deficit accumulated during the development stage of $89,349 as of June 30, 2014 (unaudited). On September 3, 2013, the Company completed a Series B redeemable convertible preferred stock (Series B Preferred Stock) financing in which it issued 28,825,492 shares of Series B Preferred Stock at $1.41 per share, which included the conversion of outstanding convertible notes into 8,311,862 shares of Series B Preferred Stock, for net proceeds of $28,739. In addition, on August 22, 2014 (unaudited), the Company completed a Series C redeemable convertible preferred stock (Series C Preferred Stock) financing in which it issued 17,000,000 shares at $3.25 per share for gross proceeds of approximately $55,250 (Note 18).

The Company believes that its cash resources at December 31, 2013, together with the proceeds available from the closing of a Loan and Security Agreement in March 2014 (Note 17) and from the Series C Preferred Stock financing, will be sufficient to allow the Company to fund its current business plan and continue as a going concern through at least January 1, 2015. While the Company’s current business plan does not require additional financing prior to January 1, 2015, if the Company is unable to meet its business plan, additional financing will be required to support its planned expenditures. There can be no assurances, however, that the business plan will be achieved or that additional resources, if necessary, will be available on terms acceptable to the Company, or at all. Thereafter, the Company will be required to obtain additional funding in order to continue to fund its operations and intends to pursue a public offering of its common stock to fund future operations. However, if the Company is unable to complete a sufficient public offering in a timely manner it would need to pursue other financing alternatives, such as private financing of debt or equity or collaboration agreements. There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, or at all.

The Company is subject to a number of risks similar to other companies in the industry, including rapid technological change, uncertainty in regulatory approval of product candidates, uncertainty of market acceptance of products, competition from substitute products and larger companies, the need to obtain additional financing, interruptions at the Company’s manufacturing facility, protection of proprietary technology, dependence on third parties and dependence on key individuals.

Since inception, the Company has devoted substantially all of its efforts to research and development, business planning, recruiting management and staff, and raising capital. The Company has not recognized any revenue from its planned principal operations and, as a result, is considered to be in the development stage.

Unaudited pro forma information

The unaudited pro forma balance sheet information as of June 30, 2014 reflects (1) the issuance of 17,000,000 shares of Series C Preferred Stock in August 2014 and the proceeds therefrom, (2) the conversion of 74,354,904 shares of outstanding redeemable convertible preferred stock, including the shares of Series C

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

Preferred Stock issued in August 2014, into shares of common stock on a 1-for-1 basis immediately prior to the closing of an initial public offering (IPO) for an aggregate total of 80,659,625 shares of common stock and (3) reclassification of the outstanding warrants to purchase 106,383 shares of Series B Preferred Stock from a liability to equity. For purposes of pro forma basic and diluted loss per share attributable to common stockholders, all shares of redeemable convertible preferred stock have been treated as though they were converted to common stock in all periods in which such shares were outstanding as if such conversion occurred at the beginning of the period presented, or the date of original issuance, if later. Accordingly, the pro forma basic and diluted loss per share attributable to common stockholders does not include the effects of the accretion of redeemable convertible preferred stock to redemption value. Upon conversion of the redeemable convertible preferred stock into shares of the Company’s common stock in the event of an IPO, the holders of the redeemable convertible preferred stock are not entitled to receive undeclared dividends.

2. Summary of significant accounting policies

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB).

Use of estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates. The Company utilizes certain estimates in the determination of the fair value of its common and redeemable convertible preferred stock, share-based compensation, valuation of goodwill, intangible assets, derivatives, warrants to purchase redeemable convertible preferred stock and contingent consideration and to record expenses relating to research and development contracts. These contract estimates, which are primarily related to the length of service and stage of each contract, are determined by the Company based on input from internal project management, as well as from third-party service providers.

Cash and cash equivalents

Cash equivalents include all highly liquid investments maturing within 90 days from the date of purchase.

Segment information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business in one operating segment. All material long-lived assets of the Company reside in the United States. All revenue recognized was earned in the United States.

Restricted cash

Restricted cash represents cash deposits held in connection with obligations under facility leases or other operating agreements. Amounts are reported as non-current unless restrictions are expected to be released in the next twelve months.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

Concentrations of credit risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk. At December 31, 2012 and 2013 and June 30, 2014 (unaudited), substantially all of the Company’s cash was deposited in accounts at one financial institution. The Company maintains its cash, which at times may exceed the federally insured limits, with a large financial institution and, accordingly, the Company believes such funds are subject to minimal credit risk. The Company has no significant off-balance sheet risks, such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Fair value of financial instruments

The Company accounts for certain of its financial assets and liabilities and non-financial assets and non-financial liabilities at fair value. Accounting standards include disclosure requirements around fair values used for certain financial instruments and establish a fair value hierarchy. The three-tier hierarchy prioritizes valuation inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1—Quoted unadjusted prices for identical instruments in active markets.

•	Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all observable inputs and significant value-drivers are observable in active markets.

•	Level 3—Model derived valuations in which one or more significant inputs or significant value-drivers are unobservable, including assumptions developed by the Company.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The estimated useful life of the Company’s assets are periodically reviewed for reasonableness. Changes in useful lives are accounted for prospectively. Repairs and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment. The estimated useful lives of property and equipment are as follows:

Estimated useful life (years)
Manufacturing equipment	3 to 5
Office and computer equipment	3 to 5
Furniture	5
Leasehold improvements	Shorter of the useful life or remaining lease term

Construction in-process is stated at cost, which includes the cost of construction and other direct costs attributable to the recommissioning of the Company’s large-scale equipment and manufacturing facility. No depreciation expense is made on construction-in-process until such time as the relevant assets are completed and put into use.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

Business acquisitions

On December 27, 2010, the Company entered into the Asset Purchase and License Agreement (the Alkermes Agreement) with Alkermes, Inc. (Alkermes) in which the Company licensed or acquired from Alkermes certain pulmonary development programs and investigational new drug applications (INDs), underlying intellectual property and laboratory equipment associated with the pulmonary business of Alkermes. The Company’s financial statements include the operations of this acquired business after the completion of the acquisition. The Company accounts for acquired businesses using the acquisition method of accounting. The acquisition method requires, among other things, that assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date, with limited exceptions, and that the fair value of acquired in-process research and development (IPR&D) be recorded on the balance sheet. Also, transaction costs are expensed as incurred. Any excess of the acquisition consideration over the assigned values of the net assets acquired is recorded as goodwill. Contingent consideration is included within the acquisition cost and is recognized at its fair value on the acquisition date. A liability resulting from contingent consideration is re-measured to fair value at each reporting date until the contingency is resolved and changes in fair value are recognized in earnings. The contingent consideration is based upon the fair value of future royalties on net product sales from products developed from licensed technology under the Alkermes Agreement.

Valuation of contingent purchase price consideration

Acquisitions may include contingent consideration payments based on the achievement of certain future development and financial performance measures. The Company estimates the fair value of the contingent consideration based on revenue projections and estimated probabilities of achievement. The Company believes that its estimates and assumptions are reasonable; however, there is significant judgment involved. The Company evaluates, on a routine, periodic basis, the estimated fair value of the contingent consideration and changes in estimated fair value, subsequent to the initial fair value estimate at the time of the acquisition, are reflected in income or expense in the statements of operations. Changes in the fair value of contingent consideration obligations may result from changes in discount periods and rates, changes in the timing and forecasted levels of sales and changes in probability assumptions with respect to the likelihood of achieving the measures. Any changes in the estimated fair value of contingent consideration may have a material impact on the Company’s operating results.

Goodwill

Goodwill represents the excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed. The Company operates in a single reporting unit. The annual test for goodwill impairment is a multiple step process. The first step is a qualitative assessment of operational and financial information to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If so, a two-step process begins with a comparison of the fair value of the reporting unit with its carrying amount, including goodwill. If this step indicates impairment, then in the second step, the loss is measured as the excess of recorded goodwill over its implied fair value. Implied fair value is the excess of the fair value of the reporting unit over the fair value of all identified assets and liabilities. The Company tests goodwill for impairment annually on October 1st, or when events or circumstances indicate that the fair value may be below the carrying value of the asset. The Company has not recorded any impairments of its goodwill.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

Intangible assets

Intangible assets with finite useful lives consist primarily of purchased developed technology and are amortized on a straight-line basis over their estimated useful lives, which range from 18 to 19 years. The estimated useful lives associated with finite-lived intangible assets are consistent with the estimated lives of the associated patents and may be modified when circumstances warrant. Changes in useful life are accounted for prospectively.

Intangible assets with finite lives are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. If the asset becomes impaired, the carrying amount of the related intangible asset is written down to its fair value and an impairment charge would be recognized in the period in which estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company has not recorded any impairments of its intangible assets.

The fair value of IPR&D acquired through a business combination is capitalized as an indefinite-lived intangible asset until the completion or abandonment of the related research and development activities. IPR&D is not amortized, but is tested for impairment annually on October 1st, or when events or circumstances indicate that the fair value may be below the carrying value of the asset. If and when development is complete, which generally occurs when regulatory approval to market a product is obtained, the associated assets would become finite-lived and would then be amortized over their estimated useful lives.

Research and development costs

Costs incurred in the research and development of the Company’s product candidates are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities and include salaries and benefits, preclinical and clinical activities, manufacturing development, scale-up and research-related facility and overhead costs, laboratory supplies and equipment and other contract services. Payments made in advance of services incurred are recorded as prepaid expense.

Revenue

The Company has primarily generated service revenue from research and development grant programs and contracted manufacturing activities.

The Company recognizes revenue in accordance with the FASB ASC 605, Revenue Recognition. Accordingly, revenue is recognized when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists
•	Delivery has occurred or services have been rendered
•	The seller’s price to the buyer is fixed or determinable
•	Collectability is reasonably assured

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company’s balance sheets. Amounts expected to be recognized as revenue within the twelve months following

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

the balance sheet date are classified as deferred revenue, current portion. Amounts not expected to be recognized as revenue within the twelve months following the balance sheet date are classified as deferred revenue, net of current portion.

Service revenue

The Company generates service revenue through agreements with a non-profit entity, which is recognized using the proportional performance method. The Company also has performed contract manufacturing services for pharmaceutical and biotechnology companies and recognizes revenue under such arrangements upon completion of performance.

Funded research and development

The Company evaluates grants received for the performance of research and development services to assess whether the amounts received should be accounted for as a financing arrangement. The Company considers whether it is obligated to repay any funds received from such parties regardless of the ultimate success of the research and development. In circumstances in which the financial risk has not been transferred to the funding party, the Company accounts for such funds received as a liability.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company’s comprehensive loss equals reported net loss for all periods presented.

Share-based compensation

The Company records share-based compensation for options granted to employees based on the grant date fair value of awards issued, and the expense is recorded on a straight-line basis over the requisite service period. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the Company’s common stock price, as well as a number of other subjective variables.

The Company accounts for share-based compensation arrangements with non-employees based upon the fair value of the consideration received or the equity instruments issued, whichever is more reliably measurable. The measurement date for non-employee awards is generally the date performance of services required from the non-employee is complete, resulting in periodic adjustments to share-based compensation during the vesting period for changes in the fair value of the awards. Share-based compensation costs for non-employee service awards are recognized as services are provided, which is generally the vesting period, on a straight-line basis. The unvested portion of the awards are subject to re-measurement over the vesting period.

Net loss per share

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

by dividing the net loss attributable to common stockholders by the weighted average number of common shares and dilutive common stock equivalents outstanding for the period, determined using the treasury stock method and the if-converted method, for convertible securities, if inclusion of these is dilutive.

Income taxes

The Company provides deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company’s financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is provided to reduce the deferred tax assets to the amount that will more likely than not be realized.

The Company applies ASC 740, Income Taxes, in accounting for uncertainty in income taxes. The Company does not have any material uncertain tax positions for which reserves would be required. The Company will recognize interest and penalties related to uncertain tax positions, if any, in income tax expense.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard will be effective for the Company for annual reporting periods after December 15, 2016 and early adoption is not permitted for public entities. The Company is currently evaluating the potential impact that ASU 2014-09 may have on its financial position and results of operations.

In June 2014, the FASB issued ASU No. 2014-10, “Development Stage Entities (Topic 915) - Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation” (ASU 2014-10). The amendments in this update will simplify financial reporting for development stage entities by eliminating inception-to-date reporting requirements specific to development stage entities. Instead, ASU 2014-10 clarifies how these entities should tailor existing disclosures to explain the risks and uncertainties related to their activities. ASU 2014-10 also eliminates certain consolidation guidance, which may cause companies with interests in entities in a development stage to identify more of them as variable interest entities and may change prior consolidation decisions. ASU 2014-10 is effective for the Company after December 15, 2014 and is applied retrospectively. The adoption of this standard will impact our financial statement presentation, but will not have a material impact on the Company’s financial position or results of operations.

Deferred issuance costs

Deferred issuance costs, which primarily consist of direct incremental legal and accounting fees relating to debt or the IPO, are capitalized. For debt transactions, the deferred issuance costs paid to the lenders will be offset against the debt proceeds. The deferred issuance costs paid to non-lenders in debt transactions are capitalized. Both amounts are recognized as additional interest expense using the effective interest method over the term of the debt.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

The deferred issuance costs related to the proposed offering of the Company’s common stock will be offset against the IPO proceeds upon the consummation of the offering. In the event the offering is aborted, deferred issuance costs will be expensed. During the six months ended June 30, 2014 (unaudited), the Company capitalized $1,750 of deferred issuance costs related to the proposed offering of the Company’s common stock, which are included in deferred expenses on the balance sheet. No such amounts were capitalized as of December 31, 2012 or 2013.

3. Restricted cash

At December 31, 2012 and 2013 and June 30, 2014 (unaudited), the Company had $1,000 of restricted cash in the form of a letter of credit on behalf of Alkermes. The bank requires that the Company maintain this deposit as collateral for the letter of credit, which serves as the security deposit on the lease of the Company’s facility in Chelsea, Massachusetts. The remaining amounts were deposits for various operating activity agreements for corporate matters.

4. Fair value of financial instruments

For financial instruments, including cash, restricted cash, accounts payable and accrued expenses, the carrying amount approximates fair value due to their short-term nature.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. During the twelve months ended December 31, 2012 and 2013 and the six months ended June 30, 2014 (unaudited), there was no reclassification in financial assets or liabilities between Level 1, 2 or 3 categories.

The following tables set forth by level, within the fair value hierarchy, the Company’s assets and liabilities as of December 31, 2012 and 2013 and June 30, 2014 (unaudited) that are measured at fair value on a recurring basis:

	Balance at December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash and cash equivalents	$13,539	$13,539	$—	$—

	$13,539	$13,539	$—	$—

Liabilities:
Acquisition-related contingent consideration	$15,294	$—	$—	$15,294
Convertible notes derivative liability	1,668	—	—	1,668

	$16,962	$—	$—	$16,962

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

	Balance at December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash and cash equivalents	$24,052	$24,052	$—	$—

	$24,052	$24,052	$—	$—

Liabilities:
Contingent consideration	$20,549	$—	$—	$20,549

	$20,549	$—	$—	$20,549

	Balance at June 30, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(unaudited)
Assets:
Cash and cash equivalents	$13,906	$13,906	$—	$—

	$13,906	$13,906	$—	$—

Liabilities:
Contingent consideration	$29,504	$—	$—	$29,504
Warrant liability	202	—	—	202

	$29,706	$—	$—	$29,706

The valuation technique used to measure the fair value of the contingent consideration is based on a probability-weighted discounted cash flow model. This method estimates the fair value of the liability based on the present value of its future economic costs and is predicated upon estimates of future net sales of the Company’s products that would result in royalties owed to Alkermes (Note 12). Significant assumptions incorporated within the estimates of future net sales include the estimated usage of the Company’s products, the estimated selling prices of the Company’s products, and the discount rate to be applied over the royalty periods.

The Company entered into a convertible note financing (Note 11) that was deemed to include an embedded derivative related to the conversion option within the convertible notes. The embedded derivative was required to be bifurcated from the host instrument because the derivative was not clearly and closely related to the host instrument. The Company determined the fair value of its embedded derivative on the date of issuance and at the end of each reporting period. The Company classified the embedded derivative with its convertible notes within the balance sheet and changes in the fair market value are included in interest expense. The valuation technique used to measure the convertible notes derivative liability was a probability-weighted discounted cash flow model predicated upon the estimated probability of the Company completing its next Qualified Financing, as defined in the Note Purchase Agreement for the convertible notes, subsequent to the issuance of the convertible notes.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

In March 2014, the Company issued warrants to purchase an aggregate of 106,383 shares of Series B Preferred Stock at an exercise price of $1.41 per share in connection with the Loan and Security Agreement (Note 17). The warrants are exercisable immediately and have a ten year life. The warrants were initially valued at $139 (unaudited) using the Black-Scholes option pricing model with the following assumptions (unaudited): risk-free interest rate of 2.73%; expected dividend yield of zero; expected volatility of 68%; and an expected term of ten years, and were treated as a discount on the long-term debt which is being expensed as additional interest over the term of the long-term debt using the effective interest method. In accordance with ASC 480, Distinguishing Liabilities from Equity, the characteristics of these warrants and the rights and privileges of the underlying Series B Preferred Stock result in the classification of these warrants as a liability that is carried at fair value. Changes to the fair value of the warrants are recognized as a component of other income (expense), net in the statement of operations and comprehensive loss.

Each of these liabilities will be re-measured at each reporting period until settlement.

Level 3 changes:

The following is a reconciliation of the beginning and ending balances for the contingent consideration measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods ending December 31, 2012 and 2013 and the six months ended June 30, 2014 (unaudited):

Balance at December 31, 2011	$10,296
Change in fair value of contingent consideration	4,998

Balance at December 31, 2012	15,294
Change in fair value of contingent consideration	5,255

Balance at December 31, 2013	$20,549
Change in fair value of contingent consideration	8,955

Balance at June 30, 2014	$29,504

The following is a reconciliation of the beginning and ending balances for the convertible notes derivative liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods ending December 31, 2012 and 2013:

Balance at December 31, 2011	$—
Issuance of convertible notes with embedded derivative at fair value of the derivative liability	1,630
Change in fair value of the derivative liability	38

Balance at December 31, 2012	$1,668
Change in fair value of the derivative liability	682
Settlement of the derivative liability	(2,350)

Balance at December 31, 2013	$—

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

The Company estimated the fair value of the warrants using the Black-Scholes option pricing model based on the following assumptions:

June 30, 2014
(unaudited)
Expected volatility	68%
Expected term (years)	9.73
Risk-free interest rate	2.53%
Expected dividend yield	—%

The following is a reconciliation of the beginning and ending balances for the warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2014 (unaudited):

Balance at December 31, 2013	$—
Issuance of warrants to purchase redeemable convertible preferred stock	139
Change in fair value of warrant liability	63

Balance at June 30, 2014	$202

There were no exercises, cancellations, or expirations of warrants during the six months ended June 30, 2014 (unaudited).

During the year ended December 31, 2013 and for the six months ended June 30, 2014 (unaudited), the Company did not change any of the valuation techniques used to measure its liabilities at fair value.

5. Property and equipment

Property and equipment consists of the following as of December 31, 2012 and 2013 and June 30, 2014 (unaudited):

	December 31,		June 30, 2014
	2012	2013
			(unaudited)
Manufacturing equipment	$948	$1,177	$2,068
Office and computer equipment	138	242	364
Furniture	25	26	26
Leasehold improvements	729	734	2,699
Construction in-process	—	1,657	253

Total property and equipment	1,840	3,836	5,410
Accumulated depreciation	(778)	(1,349)	(1,553)

Property and equipment, net	$1,062	$2,487	$3,857

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

Depreciation expense was $463, $571, $263, $204 and $1,553 for the years ended December 31, 2012 and 2013, the six months ended June 30, 2013 and 2014 (unaudited), and for the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited), respectively.

6. Intangible assets and goodwill

Intangible assets related to acquired developed and in-process technologies reflect the estimated fair value of the rights acquired through the Alkermes Agreement (Note 12). Acquired developed technologies are finite-lived intangible assets and are being amortized over their estimated lives ranging from 18 to 19 years.

The excess of the total acquisition consideration over the fair value amounts assigned to the assets acquired and the liabilities assumed represents the goodwill amount resulting from the acquisition. There have been no changes in the carrying amount of goodwill since the acquisition.

The gross carrying amounts and net book values of our intangible assets were as follows:

	Cost	Accumulated amortization	Net book value
As of December 31, 2012
ARCUS Platform-Device IP	$2,430	$(272)	$2,158
ARCUS Platform-Formulation IP	1,160	(179)	981
CVT-301 Project (indefinite-lived)	4,930	—	4,930

Total	$8,520	$(451)	$8,069

As of December 31, 2013
ARCUS Platform-Device IP	$2,430	$(407)	$2,023
ARCUS Platform-Formulation IP	1,160	(237)	923
CVT-301 Project (indefinite-lived)	4,930	—	4,930

Total	$8,520	$(644)	$7,876

As of June 30, 2014 (unaudited)
ARCUS Platform-Device IP	$2,430	$(475)	$1,955
ARCUS Platform-Formulation IP	1,160	(265)	895
CVT-301 Project	4,930	—	4,930

Total	$8,520	$(740)	$7,780

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

Amortization was $224, $193, $96, $96 and $740 for the years ended December 31, 2012 and 2013, the six months ended June 30, 2013 and 2014 (unaudited), and for the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited), respectively.

As of December 31, 2013, future estimated amortization expense is as follows:

Future estimated amortization expense
Year ending December 31,
2014	$193
2015	193
2016	193
2017	193
2018	193
2019 and thereafter	1,981

$2,946

7. Accrued expenses

The components of accrued expenses as of December 31, 2012 and 2013 and June 30, 2014 (unaudited) are as follows:

	December 31,		June 30, 2014
	2012	2013
			(unaudited)
Research and development expenses	$—	$1,203	$222
Employee vacation	97	177	268
Severance	—	334	142
Bonus	—	148	579
Legal costs	—	—	257
Construction costs	—	—	238
Payroll costs	—	—	329
Other	117	184	252

Total	$214	$2,046	$2,287

On June 17, 2013, the Company amended and restated the employment agreement with Mr. Glenn Batchelder, former Chief Executive Officer (CEO), to include several additions to Mr. Batchelder’s compensation package. As part of these additions, Mr. Batchelder earned a special bonus calculated as $54 upon the occurrence of the Series B Preferred Stock financing on September 3, 2013 (Note 8) and a retention bonus of $94 for remaining employed with the Company until the occurrence of the financing. In addition, the restated agreement added termination benefits, including nine months continued salary after termination and reimbursement of certain of Mr. Batchelder’s costs for eighteen months after termination. In the fourth quarter of 2013, the Company deemed it probable that the termination costs would be paid to Mr. Batchelder. All compensation, bonus, and severance costs associated with the restated employment agreement were expensed and accrued at December 31, 2013.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

8. Stockholders’ (deficit) equity

Common stock

Each share of common stock is entitled to one vote. The holders of record of the shares of common stock, exclusively and as a separate class, shall be entitled to elect one director of the Company. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. On December 22, 2010, the Company executed a stock split of 3.526945 shares issued for every 1 common share issued (with no fractional shares issued). All share numbers listed as issued prior to this date have been adjusted to reflect the number of shares issued post the stock split.

Restricted common stock

At various dates in 2009 and 2010, the Company issued an aggregate of 7,401,887 shares of restricted common stock to its employee and non-employee founders at a fair value of $0.01 per share, which represented the fair value of the Company’s common stock as determined by management and the Board of Directors on the dates of issuance.

These awards of restricted common stock were not made under the 2010 Stock Incentive Plan, but are subject to transfer restrictions and are subject to repurchase by the Company and, therefore, not accounted for as outstanding until they vest. On December 22, 2010, the Company repurchased 707,349 non-vested shares from one of its founders at cost. These shares are classified as treasury stock as of December 31, 2012 and 2013 and were retired as of June 30, 2014 (unaudited).

The following is a summary of restricted common stock activity outside of the 2010 Stock Incentive Plan:

	Number of shares	Weighted- average grant date fair value
Non-vested at December 31, 2012	2,599,998	$0.01
Issued	—	—
Vested	(1,565,595)	$0.01
Forfeited	—	—

Non-vested at December 31, 2013	1,034,403	$0.01

Issued (unaudited)	—	—
Vested (unaudited)	(372,540)	$0.01
Forfeited (unaudited)	—	—

Non-vested at June 30, 2014 (unaudited)	661,863	$0.01

The total fair value of shares vested was $357, $609, $194, $455 and $1,792 for the years ended December 31, 2012 and 2013, for the six months ended June 30, 2013 and 2014 (unaudited) and for the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited), respectively.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

Redeemable convertible preferred stock

Redeemable convertible preferred stock consisted of the following as of December 31, 2012 and 2013 and June 30, 2014 (unaudited):

	Issuance date	Preferred shares issued and outstanding	Carrying value December 31, 2012	Carrying value December 31, 2013	Carrying value June 30, 2014
					(unaudited)
Series A	December 27, 2010	11,764,706	$13,485	$14,470	$14,950
	April 15, 2011	2,500,000	2,812	3,019	3,123
	December 20, 2011	14,264,706	15,436	16,580	17,147
Series B	September 3, 2013	28,825,492	—	41,543	43,178

Total		57,354,904	$31,733	$75,612	$78,398

On December 27, 2010, the Company completed a Series A redeemable convertible preferred stock (Series A Preferred Stock) financing and issued 11,764,706 shares of Series A Preferred Stock at $1 per share, for gross proceeds of approximately $11,764.

On April 15, 2011, the Company completed a second closing of the Series A Preferred Stock financing and issued 2,500,000 shares of Series A Preferred Stock at $1 per share, for gross proceeds of approximately $2,500 from a new investor.

The Series A Preferred Stock purchase investors also agreed to purchase up to an additional 14,264,706 shares of Series A Preferred Stock in one subsequent closing, at a fixed price of $1 per share, subject to the Company’s attainment of certain milestones. The Company concluded that the forward purchase contract was an embedded feature that was not legally detachable and did not require separate accounting treatment. The milestones were met and the final tranche was closed on December 20, 2011 where the then current investors purchased 14,264,706 shares of Series A Preferred Stock at $1 per share, for gross proceeds of approximately $14,264.

On September 3, 2013, the Company completed a Series B Preferred Stock financing and issued 28,825,492 shares of Series B Preferred Stock at $1.41 per share. Of the 28,825,492 shares issued, 20,513,630 shares were sold for proceeds of $28,924, while 8,311,862 shares were issued at a value of $11,720 as a result of the conversion of the convertible notes plus accrued interest (Note 11).

On August 22, 2014 (unaudited), the Company completed a Series C Preferred Stock financing and issued 17,000,000 shares at $3.25 per share for gross proceeds of approximately $55,250 (Note 18).

The Company assessed all terms and features of the Preferred Stock in order to identify any potential embedded features that would require bifurcation or any beneficial conversion features. As part of this analysis, the Company assessed the economic characteristics and risks of its Preferred Stock, including conversion and liquidation features, as well as dividend and voting rights. Based on the Company’s determination that its Preferred Stock is an “equity host,” the Company determined that all features of the Preferred Stock are most clearly and closely associated with an equity host, and, although the Preferred Stock includes conversion features, such conversion features do not require bifurcation as a derivative liability.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

The Series A Preferred Stock and Series B Preferred Stock, herein referred to as Preferred Stock, have the following rights and preferences:

Voting

Preferred stockholders are entitled to a number of votes equal to the number of whole shares of common stock into which the Preferred Stock is convertible on the date of record. Holders of the Preferred Stock shall vote together with the holders of common stock as a single class, except for the election of the Board of Directors. For such election, the preferred stockholders shall vote exclusively as a separate class to elect six directors. Any remaining director(s) of the Company shall be elected by the holders of common stock and the preferred stockholders voting as a single class.

The approval of 68% of the outstanding shares of Preferred Stock is required for certain events that may impact the rights and preferences of the preferred stock, including to liquidate, wind up or dissolve the business, increase or decrease the number of shares of preferred or common stock to be issued, amend any provision of the certificate of incorporation, purchase or redeem or pay or declare dividends on shares of capital stock, authorize any debt security exceeding $1,000 or adopt or amend equity-based compensation plans.

Dividends

Dividends accrue on Preferred Stock from and after the date of issuance at a rate of $0.08 and $0.1128 per annum per share of Series A and Series B Preferred Stock, respectively, whether or not declared by the Company’s Board of Directors and are cumulative. Such dividends shall be payable only when, as, and if declared by the Company’s Board of Directors. For the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited), no dividends have been declared or paid.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of the affairs of the Company, the holders of the then-outstanding Preferred Stock shall receive distribution, before any payment shall be made to the holders of common stock, the greater of (1) Original Issue Price, which is $1 per share for Series A Preferred Stock and $1.41 per share for Series B Preferred Stock, plus any accrued, but unpaid, dividends whether or not declared, or (2) such amount per share of Preferred Stock payable as if converted into common stock. After the payment of any preferential amount to the preferred stockholders, any remaining assets of the Company shall be distributed ratably among the holders of common stock. If the assets to be distributed to the holders of the Preferred Stock are insufficient to permit the payment to such holders of their full preferential amount, the assets legally available for distribution shall be distributed first to the Series B Preferred Stock holders and then the remaining funds shall be distributed to the Series A Preferred Stock holders.

Conversion

Each share of Preferred Stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the initial Conversion Price, which is $1 per share for Series A Preferred Stock and $1.41 per share for Series B Preferred Stock, by the conversion price in effect at the time of conversion. The initial Conversion Price of the Preferred Stock is subject to adjustment upon the occurrence of certain events, such as stock splits and stock dividends. Conversion is mandatory upon the closing of a

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

firm-commitment underwritten public offering in which the public offering price equals or exceeds $4.23 per share and the gross proceeds are not less than $50,000 or at the date and time or the occurrence of an event specified by vote or written consent of the holders of at least 68% of the then-outstanding shares of Preferred Stock.

Redemption

Upon delivery of notice in writing on or after September 3, 2017 by the holders of at least 68% of the then outstanding Preferred Stock voting together as a single class and not as separate series, and on an as-converted basis, requesting all shares of Preferred Stock be redeemed, the Company will be required to redeem each share of Preferred Stock. The redemption price shall be equal to the applicable Original Issue Price per share plus accrued but unpaid dividends on such shares, whether or not declared or such amount per share of Preferred Stock payable as if converted into common stock.

Stock incentive plan

The Company’s 2010 Stock Incentive Plan (2010 Plan) provides for the issuance of a total of 13,858,863 shares (unaudited) of common stock in the form of incentive stock options, non-qualified stock options, restricted stock, restricted stock units and other stock-based awards to directors, officers, employees, advisors and consultants of the Company.

Generally, stock options are granted at not less than fair value as determined by the Board of Directors, expire no later than ten years from the date of grant, and vest over various periods not exceeding four years. At June 30, 2014 (unaudited), 1,138,916 shares were available for future grant under the 2010 Plan.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

The following is a summary of activity under the 2010 Plan:

	Number of shares	Weighted- average exercise price per share	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at December 31, 2012	2,614,500	$0.25	9.1	$300
Granted	6,272,847	0.40
Exercised	(221,681)	0.07
Cancelled or forfeited	—	—

Outstanding at December 31, 2013	8,665,666	$0.36	9.3	$1,027

Granted (unaudited)	4,589,590	0.54
Exercised (unaudited)	(45,365)	0.28
Cancelled or forfeited (unaudited)	(761,990)	0.41

Outstanding at June 30, 2014 (unaudited)	12,447,901	$0.42	9.1	$21,227

Exercisable at December 31, 2013	1,615,695	$0.29	8.5	$310

Vested or expected to vest at December 31, 2013	7,933,676	$0.36	9.3	$975

Exercisable at June 30, 2014 (unaudited)	2,822,837	$0.33	8.4	$5,096

Vested or expected to vest at June 30, 2014 (unaudited)	12,447,901	$0.42	9.1	$21,227

The fair values of options granted to employees and non-employees in 2012, 2013 and 2014 were calculated using the following estimated weighted-average assumptions:

	December 31,		June 30,
	2012	2013	2013	2014
			(unaudited)
Risk-free interest rates	1.07%	1.79%	1.34%	1.84%
Expected dividend yield	—%	—%	—%	—%
Expected volatility	65%	69%	69%	80%
Expected term (years)	6.4	6.4	6.2	6.0

The weighted average grant date fair value of options granted during the years ended December 31, 2012 and 2013, the six months ended June 30, 2013 and 2014 (unaudited) and for the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited) was $0.20, $0.26, $0.24, $0.46 and $0.30 per share, respectively.

The expected term utilized in the Black-Scholes option-pricing model for employees was determined according to the simplified method which reflects the average of the vesting tranche dates and the contractual term. For non-employee options the contractual term was utilized for expected term. As there has been no public market for the Company’s common stock, the Company has determined the volatility for options granted based on an analysis of reported data for a representative group of companies that issued options with substantially similar terms. The risk-free rate is determined by reference to U.S. Treasury zero-coupon issues with remaining maturities consistent with the expected term of the options. The Company has not paid, and does not anticipate

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

paying, cash dividends on shares of common stock; therefore, the expected dividend yield is assumed to be zero. The Company estimates forfeitures at the time of grant and revises the estimates in subsequent periods if actual forfeitures differ from the estimates.

The following table summarizes the share-based compensation expense for stock options and restricted common stock granted to employees and non-employees that was recorded in the Company’s statements of operations for the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014 (unaudited), and for the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited):

	Year ended December 31,		Six months ended June 30,		Period from June 17, 2009 (Inception) to June 30, 2014
	2012	2013	2013	2014
			(unaudited)		(unaudited)
Research and development	$127	$167	$60	$273	$662
General and administrative	43	163	38	596	814

Total share-based compensation expense	$170	$330	$98	$869	$1,476

As of June 30, 2014 (unaudited), there was $4,049 of total unrecognized compensation cost related to non-vested equity awards. Total unrecognized compensation cost will be adjusted for future changes in forfeitures, if any. The Company expects to recognize that cost over a remaining weighted-average period of 2.7 years.

The total intrinsic value of options exercised during the year ended December 31, 2013, the six months ended June 30, 2013 and 2014 (unaudited) and the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited) was $75, $2, $24 and $100, respectively. No options were exercised during the year ended December 31, 2012. The intrinsic value is calculated as the difference between the fair value and the exercise price of the shares at the date of exercise.

Shares reserved for future issuance

The Company has reserved the following shares of common stock, for the potential conversion of outstanding Preferred Stock, vesting of restricted common stock, exercise of warrants to purchase redeemable convertible preferred stock and the exercise of stock options:

	December 31, 2013	June 30, 2014
		(unaudited)
Conversion of Series A Preferred Stock	28,529,412	28,529,412
Conversion of Series B Preferred Stock	28,825,492	28,825,492
Vesting of restricted stock	1,034,403	661,863
Options to purchase common stock	8,923,282	13,586,817
Warrants to purchase redeemable convertible preferred stock	—	106,383

Total	67,312,589	71,709,967

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

9. Income taxes

The Company recorded a provision for income taxes of $49, $49, $25, $25 and $142 for the years ended December 31, 2012 and 2013, the six months ended June 30, 2013 and 2014 (unaudited) and the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited), respectively. The income tax provision is comprised of the following:

	Year ended December 31,
	2012	2013
Current provision
Federal	$—	$—
State	—	—

Total current	—	—

Deferred provision
Federal	39	39
State	10	10

Total deferred	49	49

Total provision	$49	$49

The deferred tax provision for 2012 and 2013 is the result of amortization for tax purposes of indefinite-lived intangible assets and tax-deductible goodwill for which there is no corresponding book deduction. This results in a deferred tax liability, the reversal of which cannot be forecasted and therefore cannot be used as a source of income to reduce the Company’s valuation allowance on deferred tax assets.

As of December 31, 2012 and 2013, the Company had federal net operating loss carryforwards of approximately $18,718 and $38,705, respectively, and state net operating loss carryforwards of approximately $18,423 and $38,185, respectively, which may be available to offset future taxable income and which expire at various dates through 2033. As of December 31, 2012 and 2013, the Company also had federal and state research and development tax credit carryforwards of approximately $269 and $1,165, respectively. The federal and state research and development tax credits begin to expire in 2026. The net operating losses and research and development credits are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. These tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not, as yet, conducted a study to determine if any such changes have occurred that could limit its ability to use the net operating losses and tax credit carryforwards.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

The significant components of the Company’s deferred tax assets and deferred tax liabilities consist of the following at December 31, 2012 and 2013:

	2012	2013
Net operating loss carryforwards	$7,337	$15,176
Tax credits	269	1,165
Contingent consideration	3,622	5,651
Embedded derivative	640	—
Depreciation	110	199
Intangibles	132	175
Other temporary differences	301	301

Gross deferred tax assets	12,411	22,667
Valuation allowance	(11,771)	(22,667)

Net deferred tax assets	$640	$—

Deferred tax liabilities
Convertible notes	$(640)	$—
Goodwill	(7)	(12)
IPR&D asset	(61)	(105)

Total gross deferred tax liabilities	(708)	(117)

Net deferred tax liabilities	$(68)	$(117)

ASC 740 requires a valuation allowance to reduce the deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, the Company has recorded a valuation allowance of $11,771 and $22,667 at December 31, 2012 and 2013, respectively, because the Company has determined that it is more likely than not that these assets will not be fully realized. The increase in the overall valuation allowance relates primarily to U.S. operating losses for which the Company currently provides no tax benefit.

As of December 31, 2012 and 2013 and June 30, 2014 (unaudited), the Company had a net deferred tax liability of $68, $117 and $142, respectively. This net deferred tax liability is the result of the difference in accounting for IPR&D assets and goodwill which are amortizable over 15 years for tax purposes, but not amortized for book purposes. These deferred tax liabilities cannot be used as sources of income to reduce the valuation allowance against the Company’s deferred tax assets since they relate to indefinite-lived assets and reversal of these liabilities cannot be anticipated.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	Year ended December 31,
	2012	2013
Federal income tax expense at statutory rate	34.0%	34.0%
State income tax, net of federal benefit	5.2%	4.7%
Permanent differences	(0.5)%	(3.6)%
Research and development credit	0.6%	3.1%
Change in valuation allowance	(39.6)%	(38.4)%

Effective income tax rate	(0.3)%	(0.2)%

On June 17, 2009 (Inception), the Company adopted the provision for uncertain tax positions under ASC 740-10. The Company had no uncertain positions or unrecorded liabilities for uncertain tax positions upon adoption and the adoption did not have an impact on the Company’s balance sheet or retained earnings. As of December 31, 2012 and 2013 and June 30, 2014 (unaudited), the Company has no recorded liabilities for uncertain tax positions.

Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expense in the accompanying consolidated statements of operations. As of December 31, 2012 and 2013 and June 30, 2014 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions.

The statute of limitations for assessment by the Internal Revenue Service (IRS) and state tax authorities remains open for all tax years. The Company files income tax returns in the United States and Massachusetts. There are currently no federal or state audits in progress.

10. Commitments and contingencies

Leases

In January 2011, the Company entered into a sublease for its facility in Chelsea, Massachusetts. The sublease is with Alkermes, a related party (Note 12). The sublease term ends in December 2015. The sublease includes a free rent period, and the rent expense is being recognized on a straight-line basis over the sublease term. The sublease agreement provides for two five-year extensions upon the completion of the sublease term. For each extension period, the economic terms of the sublease will be determined by a process set forth in the sublease, and we will be required to provide a letter of credit in an amount equal to the full five-year lease obligation for each extension period.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

As of December 31, 2013, the future minimum lease payments under the non-cancelable operating lease are as follows:

Year ending December 31,
2014	$722
2015	722

Total	$1,444

Rent expense for the years ended December 31, 2012 and 2013, the six months ended June 30, 2013 and 2014 (unaudited) and for the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited), was $670, $670, $335, $335 and $2,352, respectively.

License agreement

The Company has a license agreement to a portfolio of patents from the Massachusetts Institute of Technology (MIT). Pursuant to the terms of the license agreement, the Company agreed to make minimum annual payments to the university. The minimum annual payments are $100 for each year starting upon the assignment of the license in 2010 and ending when the patents expire in 2017. The Company is obligated to pay royalties on the commercial sale of such licensed product through the end of 2017 or when the patents expire. The Company has included license expense as a component of research and development expense in the amounts of $100, $100, $50, $50 and $350 for the years ended December 31, 2012 and 2013, the six months ended June 30, 2013 and 2014 (unaudited) and for the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited), respectively.

Contingencies

The Company has certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a reserve for contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. There were no contingent liabilities accrued as of December 31, 2012 or 2013 and June 30, 2014 (unaudited).

11. Convertible notes

On December 19, 2012, the Company issued convertible notes (the Notes) to the Preferred Stock investors for $9,000. These Notes held a 6% annual interest rate and were due and payable by the Company on demand by election of 66% of the holders of the Notes (the Majority Note Holders) at any time after December 18, 2013, unless converted to shares of the Company’s stock prior to such date. Under the terms of the Notes, the principal and unpaid accrued interest of the Notes would automatically convert upon the occurrence of the Company’s next Qualified Financing, one that involves at least one bona fide venture capital or institutional investor who is not a stockholder of the Company and results in at least $10,000 in aggregate gross proceeds. Upon written election of the Majority Note Holders, a financing not meeting such criteria would also qualify as a Qualified Financing.

On September 3, 2013, the Company completed the Series B Preferred Stock financing, which constituted a Qualified Financing, and the principal and unpaid accrued interest of the Notes automatically converted to shares of Series B Preferred Stock at a conversion price equal to 80% of the price paid per share in the financing.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

The Company concluded that the feature which provided for the settlement of the Notes in shares of the Company’s stock was an embedded derivative as it was not clearly and closely related to the debt host, which was the Notes. As a result, the Company bifurcated the embedded derivative and calculated its fair value at issuance to be $1,630. The value of the derivative and accrued interest were included in the total value of the Notes on the balance sheet at December 31, 2012. For the years ended December 31, 2012 and 2013, and for the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited), the Company recorded a change in the fair value of the embedded derivative of $38, $682, and $720, respectively. These changes have been recorded as a component of interest expense in each respective period.

The conversion of the Notes into Series B Preferred Stock was treated as an extinguishment of the Notes and embedded derivative. The Notes and embedded derivative were removed at their carrying amounts, after a final adjustment to fair value on September 3, 2013. The shares of Series B Preferred Stock issued upon conversion of the Notes were recorded at fair value. The difference between the carrying amount of the Notes and embedded derivative and the fair value of Series B Preferred Stock issued of $534 was recorded as a loss on the extinguishment of the Notes.

12. Alkermes agreement

On December 27, 2010, the Company entered into the Alkermes Agreement, in which the Company licensed or acquired from Alkermes certain pulmonary development programs and INDs, underlying intellectual property and laboratory equipment associated with the pulmonary business of Alkermes. The assets acquired includes (i) patents, patent applications and related know-how and documentation; (ii) a formulation of inhaled L-dopa; (iii) several other pulmonary development programs and INDs, which are part of the platform device and formulation IP; (iv) instruments, laboratory equipment and apparatus; and (v) inhalers, inhaler molds, tools, and the associated assembled equipment. In addition, the Company signed the sublease for the facility where the Alkermes operations were housed in Chelsea, Massachusetts. The Company considered these programs, intellectual property and laboratory equipment to be an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return directly to investors and participants. These items were considered by the Company to be inputs and processes that could be managed as a business by a market participant and was therefore accounted for as a business combination.

Under the terms of the Alkermes Agreement, the Company will also pay to Alkermes royalties for each licensed product as follows: (i) for all licensed products sold by the Company, the Company will pay Alkermes a mid-single digit percentage of net sales of such licensed products and (ii) for all licensed products sold by a Company collaboration partner, the Company will pay Alkermes the lower of a mid-single digit percentage of net sales of such licensed products in a given calendar year or a percentage in the low-to-mid-double digits of all collaboration partner revenue received in such calendar year. Notwithstanding the foregoing, in no event shall the royalty paid be less than a low-single digit percentage of net sales of a licensed product in any calendar year.

13. Defined contribution plan

The Company has a 401(k) defined contribution plan (the 401(k) Plan) for substantially all of its employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. At the election of the

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

Board of Directors, the Company may elect to match employee contributions, but did not as of December 31, 2012, 2013, June 30, 2014 (unaudited) or for the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited).

14. Revenue

In 2011, the Company received a $313 grant to fund research and development services from the Michael J. Fox Foundation for Parkinson’s Research (MJFF). Revenues recognized under this award have been recorded as service revenue during the years ended December 31, 2012 and 2013.

The Company recognized additional revenues under arrangements to perform manufacturing services of $275 and $730 for the year ended December 31, 2012 and for the period from June 17, 2009 (Inception) to June 30, 2014 (unaudited), respectively.

15. Other material arrangements

In June 2013, the Company received a new award from MJFF for $1,000. Within the terms of the award, a repayment provision will require the Company to return payment to MJFF for the $1,000 of research and development funding received upon attaining specific levels of future product sales, or if the Company elects to suspend or cancel further product development.

The award was determined to be a financing arrangement in substance and has been recorded as a non-current monetary liability as of June 30, 2014 (unaudited). The Company recognizes the liability when cash is received from MJFF upon completion of predetermined milestones. As of June 30, 2014 (unaudited), a total of $1,000 has been received and recognized as an other long-term liability.

16. Net loss per share

Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share.

The following potentially dilutive securities outstanding, prior to the use of the treasury stock method or if-converted method, have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact due to the losses reported:

	As of December 31,		As of June 30,
	2012	2013	2013	2014
			(unaudited)
Options to purchase common stock	2,614,500	8,665,666	3,911,543	12,447,901
Conversion of redeemable convertible preferred stock	28,529,412	57,354,904	28,529,412	57,354,904
Unvested restricted stock	2,599,998	1,034,403	2,062,014	661,863
Convertible notes	4,500,000	—	4,500,000	—
Warrants to purchase redeemable convertible preferred stock	—	—	—	106,383

Total	38,243,910	67,054,973	39,002,969	70,571,051

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

17. Long-term debt

Senior secured credit facility

On March 21, 2014, the Company entered into a Loan and Security Agreement (the senior secured credit facility) with Oxford Finance LLC and Silicon Valley Bank (the Lenders) and made an initial draw of $5,000. The initial draw will require monthly amortization payments commencing on May 1, 2015. A second draw of up to $15,000 will be available to the Company through September 30, 2014, subject to the satisfaction of certain conditions, including a determination by the Board of Directors to proceed with a CVT-301 Phase 3 clinical trial. The second draw, if made, will require monthly amortization payments commencing on November 1, 2015. Interest on the initial draw will accrue at the rate of 7.95% per annum, payable monthly. Interest on the second draw, if made, will be fixed at a rate between 7.71% and 7.95% per annum, payable monthly, depending on the three-month U.S. LIBOR rate. All outstanding principal, plus a 6% final interest payment, will be due and payable on October 1, 2017. The senior secured credit facility draws are subject to a prepayment fee of 3% in the first year, 2% in the second year and 1% in the third year. In conjunction with the senior secured credit facility, the Company incurred issuance costs of $211 (unaudited).

In connection with the initial $5,000 draw, the Company issued to the Lenders warrants to purchase 106,383 shares of Series B Preferred Stock at an exercise price of $1.41 per share. The warrants expire in March 2024. If the Company makes the second draw under the senior secured credit facility, the Lenders will receive a proportionate amount of additional warrants.

Future principal payments on the initial draw (unaudited) are as follows:

Year ending December 31,
2015	$1,238
2016	1,984
2017	1,778

Total debt principal payments	$5,000

Long-term debt, net as of June 30, 2014 (unaudited) is as follows:

Total debt principal payments	$5,000
Less current portion of long-term debt, net	(290)
Plus accrued final interest payment	29
Less unamortized discount	(218)

Total long-term debt, net	$4,521

18. Subsequent events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date these financial statements were issued.

CIVITAS THERAPEUTICS, INC.

(A development stage company)

NOTES TO FINANCIAL STATEMENTS—(Continued)

Amounts as of June 30, 2014, the six months ended June 30, 2013 and 2014, and the period from June 17, 2009 (Inception) to June 30, 2014 are unaudited

(In thousands, except share and per share data)

Series C Preferred Stock (unaudited)

On August 22, 2014, the Company completed a Series C Preferred Stock financing and issued 17,000,000 shares at $3.25 per share for gross proceeds of approximately $55,250.

In connection with the Company’s August 2014 Series C Preferred Stock financing, the following changes occurred in the rights and preferences of the Company’s capital stock as the Series C Preferred Stock has rights and preferences senior to the Preferred Stock.

For voting, the approval of a majority of the then outstanding shares of Series C Preferred Stock and the Preferred Stock, together as a single class and not as separate series and on an as-converted basis, is required for certain events that may impact the rights and preferences of the preferred stock or common stock to be issued, amend any provisions of the certificate of incorporation, purchase or redeem or pay or declare dividends on shares of capital stock, authorize any debt security exceeding $1,000 or adopt or amend equity-based compensation plans.

In the event of a liquidation or dissolution or winding-up of the Company, including a change in control, the holders of the Series C Preferred Stock have preference to the assets of the Company equal to the greater of (1) the Original Issue Price, $3.25 per share for Series C Preferred Stock, plus any accrued, but unpaid dividends, whether or not declared or (2) such amount per share of Series C Preferred Stock payable as if converted into common stock. Dividends accrue from and after the date of issuance at a rate of $0.26 per annum per share of Series C Preferred Stock whether or not declared by the Company’s Board of Directors and are cumulative.

If assets of the Company to be distributed to the holders of the Series C Preferred Stock and the Preferred Stock are insufficient to permit the payment to such holders of their full preferential amount, the assets legally available for distribution shall be distributed first to the Series C Preferred holders and then the remaining funds shall be distributed to the Series B Preferred Stock holders and then the remaining funds shall be distributed to the Series A Preferred Stock holders and then the remaining funds shall be distributed to the common stockholders.

Conversion is mandatory upon the closing of a firm-commitment underwritten public offering in which the public offering price equals or exceeds $3.25 per share and the gross proceeds are not less than $50,000 or at the date and time or the occurrence of an event specified by vote or written consent of the holders of at least a majority of the then-outstanding shares of Series C Preferred Stock and Preferred Stock, together as a single class. The Series C Preferred Stock is convertible into a number of fully paid shares of common stock as determined by dividing the initial Conversion Price, which is $3.25 per share, by the conversion price in effect at the time of conversion.

Upon delivery of notice in writing on or after August 22, 2017 by holders of at least a majority of the Series C Preferred Stock and Preferred Stock, voting together as a single class and not as separate series and on an as-converted basis, the Company will be required to redeem each share of preferred stock.

Expansion of stock incentive plan (unaudited)

As of August 22, 2014, the Company extended the number of shares issuable under the 2010 Plan by 896,000 shares. As of this date, the 2010 Plan allows for the issuance of 14,393,818 shares of common stock in the form of incentive stock options, non-qualified stock options, restricted stock, restricted stock units and other stock-based awards to directors, officers, employees, advisors and consultants of the Company.

                 Shares

Civitas Therapeutics, Inc.

Common Stock

Prospectus

J.P. Morgan	BofA Merrill Lynch

Cowen and Company	Oppenheimer & Co.

                    , 2014

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee		$11,109
FINRA filing fee		13,438
The NASDAQ Global Market listing fee		125,000
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accountant’s fees and expenses		*
Transfer Agent’s fees and expenses		*
Miscellaneous fees expenses		*
Total	$	*
*	To be completed by amendment.

Item 14.	Indemnification of directors and officers

As permitted by Section 102(b)(7) of the DGCL, we have included in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

We have entered into indemnification agreements with our directors and intend to enter into employment agreements containing indemnification agreements with each of our officers. These indemnification and employment agreements will provide broader indemnity rights than those provided under the DGCL and our amended and restated certificate of incorporation. These indemnification and employment agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.

Item 15.	Recent sales of unregistered securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. The following share numbers do not reflect the 1-for-      reverse split of our common stock or the conversion of our preferred stock into common stock.

Issuance of convertible notes

On December 19, 2012, we issued $9,000,000 in convertible notes to the holders of our Series A Preferred Stock. As described below, all of these convertible notes were canceled in connection with the issuance of the Series B Preferred Stock. These notes were exempt from registration pursuant to Section 4(a)(2) of the Securities Act.

Sales of capital stock

On April 15, 2011, we issued 2,500,000 shares of Series A Preferred Stock to Fountain Healthcare Partners, Fund 1 LP for total consideration of $2,500,000. On December 20, 2011, we issued an additional 14,264,706 shares of Series A Preferred Stock to the holders of our Series A Preferred Stock for total consideration of $14,264,706.

On September 3, 2013, we issued 28,825,492 shares of Series B Preferred Stock to the holders of our Series A Preferred Stock, as well as new investors, for total consideration of $40,643,943. The total consideration consisted of $28,924,218 in cash and $11,719,725 in principal, interest and discount on conversion under promissory notes that were extinguished and converted in exchange for the Series B Preferred Stock.

On August 22, 2014, we issued 17,000,000 shares of Series C Preferred Stock to the holders of our Series A Preferred Stock and Series B Preferred Stock, as well as new investors, for total consideration of $55,250,000 in cash.

Issuances of preferred stock were exempt from registration pursuant to Rule 506 and Section 4(a)(2) of the Securities Act.

Sales of warrants

On March 21, 2014, in connection with our entry into a credit facility, we issued warrants to Oxford Finance LLC and Silicon Valley Bank to purchase 106,383 shares of our preferred stock.

The sales of the warrants were exempt from registration pursuant to Rule 506 and Section 4(a)(2) of the Securities Act.

Grants and exercises of stock options

From January 1, 2014 through August 22, 2014, we granted options to purchase a total of 6,624,506 shares of our common stock to employees at a weighted-average price of $1.28 per share. During the same period, we issued 134,364 shares of common stock upon the exercise of options to purchase such shares of common stock at a weighted average price of $0.17 per share.

In 2013, we granted options to purchase a total of 6,272,847 shares of our common stock to employees, at a weighted-average price of $0.40 per share. In 2013, we issued 221,681 shares of common stock upon the exercise of options to purchase such shares of common stock at a weighted-average price of $0.07 per share.

In 2012, we granted options to purchase a total of 1,677,000 shares of our common stock to employees, at a weighted-average price of $0.33 per share.

In 2011, we granted options to purchase a total of 942,500 shares of our common stock to employees, at a weighted-average price of $0.09 per share. In 2011, we issued 5,000 shares of common stock upon the exercise of options to purchase such shares of common stock at a price of $0.17 per share.

Option grants and the issuances of common stock upon exercise of such options were exempt pursuant to Rule 701 and Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits

See Exhibit Index following the signature pages.

(b)	Financial statement schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(a) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chelsea, Commonwealth of Massachusetts, on August 26, 2014.

CIVITAS THERAPEUTICS, INC.

By:	/s/ Mark Iwicki
Name:	Mark Iwicki
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Civitas Therapeutics, Inc., or the Company, hereby severally constitute and appoint Mark Iwicki, Bryan Stuart and Andrea Franz, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act, of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark Iwicki Mark Iwicki	President, Chief Executive Officer and Director (Principal Executive Officer)	August 26, 2014

/s/ Andrea Franz Andrea Franz	Vice President of Finance and Business Operations (Principal Financial Officer and Principal Accounting Officer)	August 26, 2014

/s/ Timothy S. Nelson Timothy S. Nelson	Chairman of the Board of Directors	August 26, 2014

/s/ Glenn Batchelder Glenn Batchelder	Director	August 26, 2014

/s/ David Hirsch David Hirsch, M.D., Ph.D.	Director	August 26, 2014

Signature	Title	Date

/s/ Rob Hopfner Rob Hopfner, Ph.D.	Director	August 26, 2014

/s/ Blair Jackson Blair Jackson	Director	August 26, 2014

/s/ Aidan King Aidan King	Director	August 26, 2014

/s/ Robert Roche Robert Roche	Director	August 25, 2014

/s/ Rajeev Shah Rajeev Shah	Director	August 26, 2014

/s/ Tim Shannon Tim Shannon, M.D.	Director	August 26, 2014

Exhibit number	Description of exhibit
1.1*	Form of Underwriting Agreement

3.1*	Sixth Amended and Restated Certificate of Incorporation (to be effective upon completion of this offering)

3.2	Fifth Amended and Restated Certificate of Incorporation

3.3*	Second Amended and Restated By-laws (to be effective upon completion of this offering)

3.4**	Amended and Restated By-laws

4.1*	Form of Common Stock Certificate

4.2	Third Amended and Restated Investors’ Rights Agreement between Civitas Therapeutics, Inc. and the Investors party thereto

4.3**	Preferred Stock Purchase Warrant, dated March 21, 2014, issued to Oxford Finance LLC

4.4**	Preferred Stock Purchase Warrant, dated March 21, 2014, issued to Silicon Valley Bank

5.1*	Opinion of Ropes & Gray LLP

10.1**	Form of Director Indemnification Agreement

10.2+	Asset Purchase and License Agreement, dated as of December 27, 2010, between Civitas Therapeutics, Inc. (f/k/a Corregidor Therapeutics, Inc.) and Alkermes, Inc.

10.3**	Lease Agreement, dated as of December 6, 2000, by and between H&N Associates, LLC and Advanced Inhalation Research, Inc.

10.4**	First Amendment, dated August 22, 2002, to Lease Agreement by and between H&N Associates, LLC and Advanced Inhalation Research, Inc.

10.5**	Second Amendment, dated December 4, 2006, to Lease Agreement by and between H&N Associates, LLC and Advanced Inhalation Research, Inc.

10.6**	Sublease Agreement, dated December 27, 2010, by and between Alkermes, Inc. and Civitas Therapeutics, Inc. (f/k/a Corregidor Therapeutics, Inc.)

10.7**+	Patent License Agreement, dated as of August 11, 1997, by and between Massachusetts Institute of Technology and Advanced Inhalation Research, Inc.

10.8**+	First Amendment, dated December 18, 1997, to Patent License Agreement between Massachusetts Institute of Technology and Advanced Inhalation Research, Inc.

10.9**	Second Amendment, dated July 20, 1998, to Patent License Agreement between Massachusetts Institute of Technology and Advanced Inhalation Research, Inc.

10.10**+	Third Amendment, dated January 27, 1999, to Patent License Agreement between Massachusetts Institute of Technology and Advanced Inhalation Research, Inc.

10.11**+	Fourth Amendment, dated January 28, 1999, to Patent License Agreement between Massachusetts Institute of Technology and Advanced Inhalation Research, Inc.

10.12**	Loan and Security Agreement, dated as of March 21, 2014, among Civitas Therapeutics, Inc., Oxford Finance, LLC and Silicon Valley Bank

10.13**+	Master Contract Services Agreement, dated as of September 26, 2013, by and between Civitas Therapeutics, Inc. and Omega Plastics, Inc.

Exhibit number	Description of exhibit
10.14†	Executive Employment Agreement between Civitas Therapeutics, Inc. and Mark Iwicki

10.15†	Amended and Restated Executive Employment Agreement between Civitas Therapeutics, Inc. and Richard Batycky

10.16†	Amended and Restated Executive Employment Agreement between Civitas Therapeutics, Inc. and Martin Freed

10.17†	Amended and Restated Executive Employment Agreement between Civitas Therapeutics, Inc. and Glenn Batchelder, dated June 17, 2013

10.18**†	Consulting Agreement, dated December 16, 2011, between Civitas Therapeutics, Inc. and Robert Roche

10.19**†	Consulting Agreement Amendment, dated January 1, 2013, between Civitas Therapeutics, Inc. and Robert Roche

10.20**†	Consulting Agreement, dated December 12, 2013, between Civitas Therapeutics, Inc. and Timothy Nelson

10.21**†	Consulting Agreement, dated January 26, 2014, between Civitas Therapeutics, Inc. and Glenn Batchelder

10.22**†	2010 Stock Incentive Plan

10.23**†	Form of Incentive Stock Option Award Agreement under the 2010 Stock Incentive Plan

10.24**†	Form of Nonstatutory Stock Option Award Agreement under the 2010 Stock Incentive Plan

10.25**†	Form of Stock Restriction Agreement

10.26†	Form of Civitas Therapeutics, Inc. 2014 Equity Incentive Plan

10.27*†	Form of Incentive Stock Option Award Agreement under the 2014 Equity Incentive Plan

10.28*†	Form of Nonstatutory Stock Option Award Agreement under the 2014 Equity Incentive Plan

10.29*†	Form of Civitas Therapeutics, Inc. 2014 Employee Stock Purchase Plan

10.30†	Civitas Therapeutics, Inc. Amended and Restated Cash Bonus Plan

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

**	Included with prior confidential submission.

†	Indicates a management contract or compensatory plan.

+	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been submitted separately to the SEC.